Form 10-K, Exhibit 13
period 2001-12-31
SHENANDOAH TELECOMMUNICATIONS CO/VA/
filed 2002-03-28
CIK 354963

EXHIBIT 13 SHENANDOAH TELECOMMUNICATIONS COMPANY 2001 ANNUAL REPORT

Shareholder Information


OUR BUSINESS

     Shenandoah Telecommunications Company is a holding company which provides various telecommunications services through its operating subsidiaries. These services include: telephone service, primarily in Shenandoah County and small service areas in Rockingham, Frederick, and Warren counties, all in Virginia; cable television service in Shenandoah County; unregulated telecommunications equipment sales and services; Internet access provided to the multistate region surrounding the Northern Shenandoah Valley of Virginia; financing of purchases of telecommunications facilities and equipment; paging and cellular telephone services in the Northern Shenandoah Valley; resale of long distance services; operation and maintenance of an interstate fiber optic network; and a wireless personal communications service (PCS) and tower network in the four-state region from Harrisonburg, Virginia to the Altoona and Harrisburg, Pennsylvania markets.

ANNUAL MEETING

     The Board of Directors extends an invitation to all shareholders to attend the Annual Meeting of Shareholders. The meeting will be held Tuesday, April 16, 2002, at 11:00 a.m. in the Auditorium of the Company's offices at 500 Mill Road, Edinburg, Virginia. Notice of the Annual Meeting, Proxy Statement, and Proxy were mailed to each shareholder on or about March 22, 2002.

FORM 10-K

     The Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to shareholders, without charge, upon request to Mr. Laurence F. Paxton, Vice President - Finance, Shenandoah
Telecommunications Company, P. O. Box 459, Edinburg, VA 22824.

MARKET INFORMATION

     Prior to October 23, 2000 the Company's stock was not listed on any national exchange or NASDAQ, but was traded on the Over-the-Counter (OTC) Bulletin Board system under the symbol "SHET." On October 23, 2000 the Company's stock began trading on the NASDAQ National Market, with continued use of the symbol "SHET." In April 2002, the Company's trading symbol will be changed to "SHEN". Information on OTC and NASDAQ trading activity is available from any stockbroker, or from numerous internet websites.


CORPORATE HEADQUARTERS                             INDEPENDENT AUDITOR
Shenandoah Telecommunications Company              KPMG LLP
124 South Main Street                              1021 East Cary Street
Edinburg, VA 22824                                 Richmond, VA 23219

                   SHAREHOLDERS' QUESTIONS AND STOCK TRANSFERS
                               CALL (540) 984-5200
                          Transfer Agent - Common Stock
                      Shenandoah Telecommunications Company
                                  P.O. Box 459
                               Edinburg, VA 22824

     This Annual Report to Shareholders contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that might cause such a difference include, but are not limited to: changes in the interest rate environment; management's business strategy; national, regional, and local market conditions; and legislative and regulatory conditions. Readers should not place undue reliance on forward-looking statements which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

                                                      Letter To The Shareholders

                                 March 22, 2002

Dear Shareholder:

     Your Company had a good year in 2001, and relative to the telecommunications industry as a whole, the Company's performance was excellent. We achieved record financial results, improved many key operating performance measurements, invested in network expansion and service improvements, and profitably grew the overall size of our Company in terms of revenues, services, market areas and employees.

     Financial highlights of the year were the record revenues and earnings, both in total and from ongoing operations. Total consolidated net income for 2001 was $16.4 million, an increase of 66 percent from $9.9 million in 2000. Results for 2001 included a non-cash, after-tax gain of $7.9 million on exchange of investment securities. Net income from ongoing operations (which excludes gains or losses on external investments and the 2000 sale of a limited partnership interest in the Virginia RSA 6 cellular operation) was $8.3 million during the year, or $2.21 per share on a diluted basis, up from $6.3 million and $1.68 per share in 2000. Total revenues were $88.7 million, an increase of 47 percent.

     The non-cash, after-tax gain of $7.9 million in 2001 was a result of the December 2001 merger between Illuminet Holdings, Inc. and VeriSign, Inc. Under generally accepted accounting principles, the Company was required to book this merger at its fair value, reflecting the market price of the VeriSign shares the Company received in the merger in exchange for its shares of Illuminet. Details of this investment, including our historical cash returns on the original investment, are provided in the following pages of this Annual Report.

     The improvement in our operating results occurred while we were also continuing to make substantial investments in our various businesses, most significantly our portion of Sprint's nationwide PCS network. In total, the Company invested an additional $23.2 million in its facilities during 2001, bringing gross property, plant, and equipment to $175.3 million. Total debt increased $7.1 million from $55.5 million to $62.6 million by the end of the year.

     During 2001, we expanded our Sprint PCS network coverage, commencing service in our Central Pennsylvania market in February, and then working to extend service to Altoona, PA and the surrounding area. By the end of the year, our network covered 1.4 million of the 2.1 million total population within our territory which reaches from Harrisonburg, VA to Altoona and Harrisburg, PA. Under our affiliation agreement with Sprint, we are licensed to use the Sprint brand name as the exclusive provider of their PCS products and services in this territory. During the year, we increased the total number of base stations to 184, and will be adding third generation (3G) service capabilities to increase capacity and improve data transmission speeds. Our Sprint PCS customer base more than doubled last year, increasing 111 percent to approximately 49,000 customers by the end of 2001. Having completed our initial build-out requirements, our future PCS efforts will be to improve coverage and service, and to improve the financial results of this high fixed-cost business.

     Another important part of our operations, our extensive fiber optic network, was enhanced during 2001. This network, which is extensively used by other segments of our operation, generated a total of $6.6 million in lease revenue, an increase of $1.4 million from 2000. Efforts were undertaken during 2001 to add alternate routes to supplement existing routes between important nodes on our network. Our route between the Shenandoah Valley and Herndon, VA is being supplemented with a diverse route which will help protect our major link to Northern Virginia from accidental cuts and equipment failures, as well as making the facility more attractive for use by new customers. The diverse route originates in Strasburg, and passes through Front Royal, Warrenton, and Manassas, giving our Company a foundation which can be used to deliver future services to new markets.

         Another area of investment and improvement during 2001 was in our CATV operation. In conjunction with an expanded program offering, the Company's CATV headend was upgraded during the year. The headend is the equipment location where all programming is received and processed for transmission out to subscriber homes. An increasing number of programming services are now transmitted to cable television systems in a digital format, and the Company has continued to add digital receivers to process these signals. The Company expanded its channel offering during the year, adding five new channels to its basic package, and additional premium and pay-per-view packages. While continuing to enhance its service offerings, the Company incurred increased charges from programmers for the right to transmit their channels. During December, rates for the basic service package were increased; but, prices for both the economy and digital packages remained the same.

     While we continue to manage your Company to best take advantage of its business opportunities, we are constantly reminded of the importance of our employees and their efforts to deliver the quality services our customers expect. During the year, we received numerous phone calls, notes, and emails praising our employees for their extraordinary efforts. Despite the changes in our business, these correspondences reinforce the fact that we remain a company where our employees' efforts ultimately determine the quality of the services we provide. Day in and day out, our employees are there, building and improving our networks, installing and repairing services, and interacting with our customers. Three recent retirees, all with over 25 years of service, are prime examples of the employees who assist in our mission of service. Shelby Hollar had 26 years of service when she retired in January, Carroll Lambert completed a 40 year career on his retirement in February, and Dot Baker retired this month with nearly 36 years of service. Employees with long-term careers at one company are rare in this day and age, and quality employees like these three are even rarer.

     While we are primarily focusing on our existing businesses, we are also continuing to explore ways to provide new services to our customers and create new sources of revenues and earnings for our shareholders. One initiative was the development and launch of our electronic yellow pages, known as Shentel Pages. As use of the Internet continues to become more and more pervasive, we are positioning our Company to be the leading provider of current, readily available information for consumers. Traditionally, telephone companies fulfilled this role by providing their directories with customer listings and Yellow Pages advertising. The growth of the Internet challenges this traditional role, but also provides an opportunity for us to be the leading provider of information to Internet users interested in local and regional information.

     Another new information service is 511 Virginia. An outgrowth of our Travel Shenandoah efforts launched in 1998, this traveler information service covers the entire 325-mile Interstate 81 corridor in Virginia. Real-time traffic incident reports and traveler information on hotels, restaurants, local attractions and seasonal events is available simply by dialing 511 or visiting the 511Virginia.org website. In partnership with the Virginia Department of Transportation and the Virginia Tech Transportation Institute, Shentel manages the telecommunications infrastructure, provides sales and marketing support, and collects and manages the tourism database of this advanced system.

     By comparison to other telecommunications companies, our stock price performance was exceptional during 2001. Of course, we recognize that the comparison looks better because a lot of companies in our industry fell on hard times in 2001. We are also aware that one year's performance alone does not qualify a stock as a great investment. There is no doubt that the excesses of the late 1990's contributed to the magnitude of the value declines for many companies in our industry. While growth remains important, it should not replace the ultimate objective of earning profits in which our owners will share. Long-term growth in earnings remains our primary goal, and we believe our shareholders will ultimately be best rewarded if we are successful in achieving this objective.

For the Board of Directors,


/s/ Christopher E. French

Christopher E. French
President

                                                               Senior Management

       [PHOTO]                   [PHOTO]                [PHOTO]
  Christopher E. French     David E. Ferguson       David K. MacDonald
      President             VP-Customer Service     VP-Engineering and
                                                      Construction


       [PHOTO]                   [PHOTO]                  [PHOTO]
 Laurence F. Paxton        William L. Pirtle          Cynthia F. Soltis
     VP-Finance        VP-Personal Communications   Human Resources Manager
                              Service

                                                          Comparative Highlights
                           (Dollar figures in thousands, except per share data.)

                                                                                           Increase
                                                           December 31                    (Decrease)
                                                     2001             2000          Amount        Percent
                                                  ----------       ----------      --------       --------
Operating Revenues                                $   88,715       $   60,479      $ 28,236         46.7
Operating Expenses                                $   66,953       $   44,293      $ 22,660         51.2
Income Taxes                                      $    9,961       $    5,994      $  3,967         66.2
Interest Expense                                  $    4,127       $    2,936      $  1,191         40.6
Net Income                                        $   16,372       $    9,855      $  6,517         66.1
Net Income from Operations (1)                    $    8,306       $    6,329      $  1,977         31.2
Earnings per Share - diluted                      $     4.34       $     2.61      $   1.73         66.3
Cash Dividend per Share                           $     0.70       $     0.66      $   0.04          6.1
Percent Return on Equity                                21.9             14.9           7.0         47.0
Common Shares Outstanding                          3,765,478        3,759,231         6,247          0.2
No. of Shareholders                                    3,752            3,726            26          0.7
No. of Employees (full-time equivalent)                252.5            206.5            46         22.3
Wages & Salaries                                  $    8,994       $    7,402      $  1,592         21.5
Investment in Net Plant                           $  128,104       $  111,808      $ 16,296         14.6
Capital Expenditures                              $   28,395       $   44,267      ($15,872)       (35.9)

(1) Excludes gains and losses on external investments unaffiliated with operations, and excludes gain on sale of partnership interest in the Virginia RSA 6 cellular operation.

Sprint PCS Growth Continues

     During 2001, the Company fulfilled its obligation to build out the final phase of its portion of Sprint's nationwide PCS network. During 2001, we added 126 sites, the majority in our Central Pennsylvania market. During the year, these additional sites added 80 miles of interstate highway coverage, bringing our total to 476. Coverage was also extended on other well traveled routes within our service area. With the additional coverage resulting from the new sites, we added 1,000,000 potential customers to our service area, bringing the total to 1.4 million people.

     In addition to extending coverage, many areas also received upgrades to provide additional capacity to handle the growing use of the network. During the year, sites were equipped to handle future capacity upgrades and expanded data traffic requirements. Other network activities included the re-homing of the remaining base stations to the Company-owned switch installed in Edinburg during the summer.

     Work is already in progress for additional sites which we will add during 2002, both to extend coverage and provide additional traffic handling capabilities. By mid-2002, the network will be upgraded with 3G (third generation) capabilities. These enhancements will allow us to offer greater data speeds, provide increased capability for both voice and data calls, and allow the network to more easily introduce new wireless applications for both consumer and business markets.

     By the end of 2001, the Company had approximately 49,000 Sprint PCS customers, a 111 percent increase from the prior year. We are now selling Sprint PCS services through our eight retail stores and 137 retail outlets provided by third-party distributors. These retail channels are supplemented by a growing direct sales force which focuses on sales to business and non-retail consumers.


[GRAPHIC]      Current Sprint PCS Service Area Provided by Shentel

Shenandoah Cable Expands Programming and Updates Equipment

     During the past year, Shentel made significant improvements to its cable television network and expanded its programming offerings. In an effort to provide better value to customers, five new channels were added and three channels were scheduled to be dropped from the basic cable package. Additionally, optional services were added, including the Fans Choice Package (all sports programming), the Home Life Package, and the Spanish Language Package. The Company also introduced expanded movie packages for HBO, Showtime, and Encore. With these programming changes, customers can now choose from packages that range from twelve channels including the five major networks for as low as $19.95; to plans with 106 viewing channels; 46 CD-quality, commercial-free music channels; 24 digital channels of pay-per-view movies; and sports and special events for only $39.95 per month.

     In order to provide the best quality picture for its cable television customers and to reduce interruptions, Shenandoah Cable Television has upgraded its equipment receivers at the headend. In order to reduce television interruptions, major networks are beginning to provide companies like Shentel with receivers that have multiple backup capabilities. With this backup protection, if a signal is lost from one satellite, the program provider can switch to one of two other satellites so that transmission will not be interrupted.

     It is a constant challenge to provide our customers with the best service possible and keep up with consumer demand for new program offerings. These improvements in programming and technology have positioned Shentel to continue providing their customers with the best cable service possible and high quality programming at a competitive price.

[PHOTO] Employees Chris Haynes and Eugene Miller check newly installed headend receivers

Shentel Pages

     Shenandoah Telephone Company generates over $1 million in revenue each year through traditional printed Yellow Pages advertising. With more consumers today using Internet and web-based services to research and decide on which products and services they will purchase, we felt it was important to develop an electronic medium to address the changing shopping habits of customers. Shentel Pages was introduced during the fall of 2001 to address this need.

     The Shentel Pages web site provides business directory listings for the six-county area of Shenandoah, Frederick, Clarke, Warren, Page, and Rockingham. With this expanded service area there is an even greater variety of products and services that can be advertised to customers, as well as a broader base of advertisers that could make use of this new advertising approach. Advertising in the Shentel Pages is similar to the ads found in traditional, printed Yellow Pages directories. Even the advertising styles are familiar, with full-page display ads, in-column text and basic listings. But the similarities end there. While printed directories are updated only once a year, Internet directories can be updated anytime the advertiser chooses to change a display ad message. Shentel Pages display ads are single-page web sites that conveniently link to the on-line Yellow Pages listings. Interactive maps help customers locate businesses they would like to visit in person. Advertisers can also include audio and video sales presentations in their Shentel Pages listings, and offer specials and discount coupons.

     The Company's team of graphic designers and web developers can design and customize web sites that reflect the expanding needs of businesses and create unique web identities and commercial functionality for businesses of all sizes. All customized web sites are hosted locally in Edinburg, making use of the Company's high quality Internet services.

     From on-line business directory listings to custom web sites, Shentel Pages serves a growing, and changing business community where more and more people choose the Internet as a new and better way to shop locally. Shentel Pages can be found at www.shentelpages.com.

Employees Retire With Over 100 Years of Combined Service

     Three long-time employees of Shenandoah Telephone Company retired in the early part of 2002, each with over 25 years of service to the Company and its customers. Each of these employees worked in various positions, but retired from the following: Carroll Lambert, Electronic Technician in the Central Office Department; Dot Baker, Accounting Clerk in the Revenue Accounting Department; and, Shelby Hollar, Supervisor of the Communications Center. We appreciate the loyalty and dedication each of these employees had for the Company and wish them the best in their well-deserved retirement.


[PHOTO] Carroll Lambert - 40 Years of Service

[PHOTO] Dot Baker - 36 Years of Service

[PHOTO] Shelby Hollar - 26 Years of Service

Shentel to Complete Fiber Optic Line to Herndon/Dulles


     The Company is nearing completion of its second fiber optic route to the Herndon/Dulles area in Northern Virginia. The new fiber route will pass through five counties, and the communities of Front Royal, Marshall, Warrenton, and Manassas, attaching to more than 1,400 telephone poles along the way. The total distance, once constructed, will be 90 miles.

     The Northern Virginia area is one of Virginia's largest and fastest growing regions for data traffic, Internet access, and telecommunications technology, and is a hub for technology industries and the Federal Government. There are a number of major carriers and consumers of data traffic located in this area, and through interconnections with other network providers, customers on Shentel's network can fulfill almost any communications need.

     With customers demanding uninterrupted service around the clock, alternate fiber routes become increasingly important. For our customers, this means that service over our network will be even more reliable than in the past. These additions to our infrastructure and our diverse facilities now in place guarantee our network can continue to operate without service disruption. Our customers will have a higher level of confidence that when they pick up a telephone, log on to the Internet, or watch cable television, the service will be there.

Impact of Illuminet/VeriSign Merger

     The Company's financial results for 2001 included after-tax gains on investments of $8.1 million. Within this total gain, $7.9 million was a non-cash gain resulting from the December 12, 2001 merger between Illuminet Holdings, Inc. and VeriSign, Inc. At the time of the closing of this merger, the Company received 310,158 shares of VeriSign stock, valued at $13.2 million. Subsequent to the merger, the market value of VeriSign's stock had declined and the gain recognized at the time of the merger was offset by approximately $1.4 million in losses recorded in the fourth quarter of 2001. Subsequent declines in VeriSign's stock price in the first quarter of 2002 have contributed to a further reduction in the value of the Company's investment in VeriSign. At the end of 2001, the Company carried its investment in VeriSign at $38.04 per share. Additional losses may be recorded in future periods if VeriSign's stock price remains below $38.04.

     The Company's recognition of the gain on exchange of Illuminet shares for VeriSign shares in 2001 was in accordance with generally accepted accounting principles. The Company cautions readers, however, that this is a non-cash gain; and, until the Company sells its stock in VeriSign, the actual total gains or losses realized on this investment may significantly differ.

     The Company's current investment in VeriSign is a result of its prior investments in Illuminet's predecessor companies. In total, the Company originally invested $990,000 and has received cash proceeds of $5.3 million from sales of Illuminet stock prior to the exchange for VeriSign shares. Its remaining holdings of 310,158 shares of VeriSign represent 54 percent of the Company's original investment in Illuminet; but, due to the non-cash gain described above, were carried on the books for $11.8 million as of the end of 2001.

Planning Under Way for 100th Anniversary Celebration

     On June 9, 2002, Shenandoah Telecommunications Company will reach the 100th anniversary of the incorporation of its predecessor company, The Farmers Mutual Telephone System of Shenandoah County. In honor of this occasion, the Company is planning a series of celebration activities culminating with a public Open House on Sunday, June 9, 2002. The Open House will be held at the Company's offices at 500 Mill Road, Edinburg, VA. This is the former Shenandoah Knitting Mills building in Edinburg, VA, which the Company purchased in 2000. Initially used for storage and limited office space, renovations are currently underway to convert the building into additional office and meeting facilities.

Board of Directors

                                    [PHOTO]

Seated, left to right: James E. Zerkel II, Grover M. Holler, Jr., Christopher
                        E. French, Harold Morrison, Jr., Noel M. Borden. Standing, left to right: Zane Neff, Douglas C. Arthur, Dick D. Bowman, Ken L. Burch


Five-Year Summary of Selected Financial Data
   (Dollar figures in thousands, except per share data.)

                                       2001            2000           1999            1998             1997
                                   ----------      ----------      ----------      ----------      -----------
Operating Revenues                 $   88,715      $   60,479      $   42,334      $   35,496      $   30,970
Operating Expenses                 $   66,953      $   44,293      $   29,793      $   24,992      $   22,603
Income Taxes                       $    9,961      $    5,994      $    3,797      $    3,599      $    2,594
Interest Expenses                  $    4,127      $    2,936      $    1,951      $    1,501      $    1,556
Net Income                         $   16,372      $    9,855      $    6,428      $    5,604      $    4,480
Net Income from Operations(1)      $    8,306      $    6,329      $    6,082      $    5,364      $    4,531
Total Assets                       $  166,797      $  152,293      $  133,644      $   94,137      $   89,408
Long-term Obligations              $   56,436      $   55,487      $   33,030      $   29,262      $   27,361

Shareholder Information
 Number of Shareholders                 3,752           3,726           3,683           3,654           3,567
 Shares of Stock                    3,765,478       3,759,231       3,755,760       3,755,760       3,760,760
 Earnings per Share - diluted      $     4.34      $     2.61      $     1.71      $     1.49      $     1.19
 Cash Dividend per Share           $     0.70      $     0.66      $     0.56      $     0.51      $     0.43

(1) Excludes gains and losses on external investments unaffiliated with operations, and excludes gain on sale of partnership interest in the Virginia RSA 6 cellular operation.

                                           SHENANDOAH TELECOMMUNICATIONS COMPANY
                                                                AND SUBSIDIARIES
                                                       2001 Financial Statements

                          INDEPENDENT AUDITORS' REPORT

[GRAPHIC] MCGLADREY & PULLEN, LLP
Certified Public Accountants

The Board of Directors and Shareholders
Shenandoah Telecommunications Company
Edinburg, Virginia

We have audited the accompanying consolidated balance sheets of Shenandoah Telecommunications Company and Subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, shareholders' equity and comprehensive income (loss), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Shenandoah Telecommunications Company and Subsidiaries as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ McGladrey & Pullen, LLP

Richmond, Virginia
January 26, 2001

                          INDEPENDENT AUDITORS' REPORT


KPMG

The Board of Directors and Shareholders
Shenandoah Telecommunications Company:

We have audited the accompanying consolidated balance sheet of Shenandoah Telecommunications Company and subsidiaries, (the Company) as of December 31, 2001, and the related consolidated statements of income, shareholders' equity and comprehensive income (loss), and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Shenandoah Telecommunications Company and subsidiaries as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Richmond, Virginia
February 1, 2002

SHENANDOAH TELECOMMUNICATIONS COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2001, 2000 and 1999
in thousands

ASSETS (Note 4)                                             2001          2000         1999
---------------------------------------------------------------------------------------------
Current Assets
  Cash and cash equivalents                              $  2,173      $  3,133      $  7,156
  Accounts receivable (Note 6)                              8,498         7,320         5,511
  Income taxes receivable                                   1,205         2,052            --
  Materials and supplies                                    2,999         2,856         4,089
  Prepaid expenses and other                                1,159           854           544
                                                         ------------------------------------
        Total current assets                               16,034        16,215        17,300
                                                         ------------------------------------
Securities and Investments (Notes 2 and 7)
  Available-for-sale securities                            12,025        11,771        30,719
  Other investments                                         6,438         6,996         5,094
                                                         ------------------------------------
        Total securities and investments                   18,463        18,767        35,813
                                                         ------------------------------------
Property, Plant and Equipment
  Plant in service (Note 3)                               160,325       122,750        99,822
  Plant under construction                                 14,961        29,350         9,134
                                                         ------------------------------------
                                                          175,286       152,100       108,956
  Less accumulated depreciation                            47,182        40,292        34,407
                                                         ------------------------------------

        Net property, plant and equipment                 128,104       111,808        74,549
                                                         ------------------------------------
Other assets
  Cost in excess of net assets of business acquired         5,630         5,630         5,630
  Deferred charges and other assets                           979           436           590
  Radio spectrum license                                       --         1,341         1,341
                                                         ------------------------------------
                                                            6,609         7,407         7,561

  Less accumulated amortization                             2,413         1,904         1,579
                                                         ------------------------------------
        Net other assets                                    4,196         5,503         5,982
                                                         ------------------------------------
        Total assets                                     $166,797      $152,293      $133,644
                                                         ====================================


See accompanying notes to consolidated financial statements.

                  (Continued)

                          SHENANDOAH TELECOMMUNICATIONS COMPANY AND SUBSIDIARIES
                                                     CONSOLIDATED BALANCE SHEETS
                                                December 31, 2001, 2000 and 1999
                                                                    in thousands

LIABILITIES AND SHAREHOLDERS' EQUITY                               2001          2000          1999
----------------------------------------------------------------------------------------------------
Current Liabilities
   Current maturities of long-term debt (Note 4)                $  4,387      $  2,403      $  1,341
   Revolving line of credit (Note 4)                               6,200            --            --
   Accounts payable (Note 6)                                       5,394         9,654         2,789
   Advance billings and customer deposits                          2,889         1,577           990
   Refundable equipment payment (Note 6)                              --         3,871         3,871
   Accrued compensation                                            1,084           996           947
   Other current liabilities                                       1,687         1,838           950
   Income taxes payable                                               --            --           740
                                                                ------------------------------------
          Total current liabilities                               21,641        20,339        11,628
                                                                ------------------------------------

Long-term debt, less current maturities (Note 4)                  52,049        53,084        31,689
                                                                ------------------------------------

Other Liabilities
   Deferred income taxes (Note 5)                                 14,402         9,218        16,062
   Pension and other (Note 8)                                      2,265         1,602         1,530
                                                                ------------------------------------
          Total other liabilities                                 16,667        10,820        17,592
                                                                ------------------------------------

Minority Interests                                                 1,838         1,715         2,460
                                                                ------------------------------------

Commitments and Contingencies (Notes 2, 4, 5,
      6, 8, 11 and 12)

Shareholders' Equity (Notes 4 and 9)
   Common stock, no par value, authorized 8,000
    shares;  issued and outstanding, 3,765 shares in 2001,
    3,759 shares in 2000, and 3,756 shares in 1999                 4,950         4,817         4,734
   Retained earnings                                              69,610        55,873        48,499
   Accumulated other comprehensive income (Note 2)                    42         5,645        17,042
                                                                ------------------------------------
          Total shareholders' equity                              74,602        66,335        70,275
                                                                ------------------------------------

          Total liabilities and shareholders' equity            $166,797      $152,293      $133,644
                                                                ====================================

See accompanying notes to consolidated financial statements.

SHENANDOAH TELECOMMUNICATIONS COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2001, 2000 and 1999 in thousands, except per share amounts

                                                            2001             2000              1999
------------------------------------------------------------------------------------------------------
Operating revenues:
     Wireless  (Note 6)                                  $ 56,144          $ 30,964          $ 17,114
     Wireline                                              27,468            24,480            21,634
     Other                                                  5,103             5,035             3,586
                                                         ---------------------------------------------
             Total operating revenues                      88,715            60,479            42,334
                                                         ---------------------------------------------

Operating expenses:
  Cost of goods and services                                7,612             6,074             3,013
  Network operating costs                                  29,949            18,477            11,083
  Depreciation and amortization                            11,834             7,318             6,712
  Selling, general and administrative                      17,558            12,424             8,985
                                                         ---------------------------------------------
             Total operating expenses                      66,953            44,293            29,793
                                                         ---------------------------------------------

             Operating income                              21,762            16,186            12,541
                                                         ---------------------------------------------

Other income (expense):
  Non-operating income, net                                   281                76             1,043
  Interest expense                                         (4,127)           (2,936)           (1,951)
  Net gain on investments (Note 2)                         12,943             5,602               555
                                                         ---------------------------------------------
                                                            9,097             2,742              (353)
                                                         ---------------------------------------------

Income before income taxes and minority interest           30,859            18,928            12,188

Income tax provision (Note 5)                               9,961             5,994             3,797
                                                         ---------------------------------------------
                                                           20,898            12,934             8,391
Minority interest                                           4,526             3,079             1,963
                                                         ---------------------------------------------
             Net income                                  $ 16,372          $  9,855          $  6,428
                                                         =============================================

Net earnings per share, basic                            $   4.35          $   2.62          $   1.71
                                                         =============================================

Net earnings per share, diluted                          $   4.34          $   2.61          $   1.71
                                                         =============================================

Cash dividends per share                                 $   0.70          $   0.66          $   0.56
                                                         =============================================

Weighted average shares outstanding, basic                  3,761             3,757             3,756
                                                         =============================================

Weighted average shares outstanding, diluted                3,774             3,771             3,756
                                                         =============================================

See accompanying notes to consolidated financial statements.

                          SHENANDOAH TELECOMMUNICATIONS COMPANY AND SUBSIDIARIES
                                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                                 AND COMPREHENSIVE INCOME (LOSS)
                                    Years Ended December 31, 2001, 2000 and 1999
                                          in thousands, except per share amounts

                                                                                            Accumulated
                                                                                               Other
                                                                 Common       Retained      Comprehensive
                                                 Shares          Stock        Earnings         Income            Total
------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1999                          3,756         $4,734        $ 44,174         $    639         $ 49,547
                                                                                                                --------
  Comprehensive income:
     Net income                                      --             --           6,428               --            6,428
     Net unrealized change in
      securities available-for-sale, net
      of tax of ($10,079)                            --             --              --           16,403           16,403
                                                                                                                --------
       Total comprehensive income                                                                                 22,831
                                                                                                                --------
  Dividends declared ($0.56 per share)               --             --          (2,103)              --           (2,103)
                                              --------------------------------------------------------------------------

Balance, December 31, 1999                        3,756          4,734          48,499           17,042           70,275
  Comprehensive income:
     Net income                                      --             --           9,855               --            9,855
     Net unrealized change in
      securities available-for-sale, net
      of tax of $6,974                               --             --              --          (11,397)         (11,397)
                                                                                                                --------
       Total comprehensive loss                                                                                   (1,542)
                                                                                                                --------
  Dividends declared ($0.66 per share)               --             --          (2,481)              --           (2,481)
  Common stock issued through
   exercise of incentive stock
   options                                            3             83              --               --               83
                                              --------------------------------------------------------------------------

Balance, December 31, 2000                        3,759          4,817          55,873            5,645           66,335
  Comprehensive income:
     Net income                                      --             --          16,372               --           16,372
     Net unrealized change in
      securities available-for-sale, net
      of tax of $3,482                               --             --              --           (5,603)          (5,603)
                                                                                                                --------
       Total comprehensive income                                                                                 10,769
                                                                                                                --------
  Dividends declared ($0.70 per share)               --             --          (2,635)              --           (2,635)
  Common stock issued through
   exercise of incentive stock
   options                                            6            133              --               --              133
                                              --------------------------------------------------------------------------

Balance, December 31, 2001                        3,765         $4,950        $ 69,610         $     42         $ 74,602
                                              ==========================================================================

See accompanying notes to consolidated financial statements.

SHENANDOAH TELECOMMUNICATIONS COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2001, 2000 and 1999 in thousands

                                                                      2001            2000             1999
-------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
  Net income                                                       $ 16,372         $  9,855         $  6,428
  Adjustments to reconcile net income to net cash
  provided by operating activities:
    Depreciation                                                     11,111            6,993            6,216
    Amortization                                                        723              325              496
    Deferred tax charges (benefit)                                    8,666              130             (758)
    Loss on disposal of assets                                          506               15                1
    Net (gain) loss on disposal of investments                      (14,162)          (5,178)              --
    Net (gain) loss from patronage and equity
       investments                                                      789             (975)          (1,154)
    Minority interest, net of distributions                             123             (745)             195
    Other                                                               987              263              (70)
    Changes in assets and liabilities:
        (Increase) decrease in:
           Accounts receivable                                       (1,502)            (787)            (646)
           Materials and supplies                                      (143)           1,233             (601)
        Increase (decrease) in:
           Accounts payable                                          (4,260)           5,518            1,047
           Other prepaids, deferrals and accruals                    (2,454)          (1,444)           4,851
                                                                   ------------------------------------------

           Net cash provided by operating activities                 16,756           15,203           16,005
                                                                   ------------------------------------------

Cash Flows From Investing Activities
      Purchase and construction of plant and equipment, net
         of retirements                                             (28,395)         (44,267)         (15,731)
   Purchase of radio spectrum  license                                   --               --             (607)
   Purchase of investment securities                                 (1,250)          (2,787)            (581)
   Proceeds from sale of equipment                                      482               --               --
   Proceeds from sale of radio spectrum license                       1,133               --               --
   Proceeds from sale of securities (Note 2)                          5,842            7,615            1,503
   Other, net                                                            --              154               11
                                                                   ------------------------------------------
            Net cash used in investing activities                   (22,188)         (39,285)         (15,405)
                                                                   ------------------------------------------

(Continued)

                          SHENANDOAH TELECOMMUNICATIONS COMPANY AND SUBSIDIARIES
                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                                    Years Ended December 31, 2001, 2000 and 1999
                                                                    in thousands

                                                                         2001           2000           1999
-----------------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities
  Proceeds from issuance of long-term debt                             $ 24,641         $ 24,120         $ 4,598
  Principal payments on long-term debt                                  (23,692)          (1,663)           (830)
  Net proceeds from line of credit                                        6,200               --              --
  Debt issuance costs                                                      (175)              --              --
  Dividends paid                                                         (2,635)          (2,481)         (2,103)
  Proceeds from exercise of incentive stock options                         133               83              --
                                                                       ------------------------------------------

             Net cash provided by financing activities                    4,472           20,059           1,665
                                                                       ------------------------------------------

             Net increase (decrease) in cash and cash
             equivalents                                                   (960)          (4,023)          2,265

Cash and cash equivalents:
     Beginning                                                            3,133            7,156           4,891
                                                                       ------------------------------------------
     Ending                                                            $  2,173         $  3,133         $ 7,156
                                                                       ==========================================

Supplemental Disclosures of Cash Flow Information
     Cash payments for:
         Interest, net of capitalized interest of $134 in 2001;
            $301 in 2000; $229 in 1999                                 $  4,217         $  3,057         $ 2,132
                                                                       ==========================================

         Income taxes                                                  $    506         $  8,656         $ 3,519
                                                                       ==========================================

Non-cash transactions:

     The Company received 310,158 shares of VeriSign Inc. common stock in exchange for 333,504 shares of Illuminet Holdings, Inc. stock as a result of the merger of the two entities.

     The Company completed the sale of its GSM network equipment in January 2001, for approximately $6.5 million of which approximately $4.9 million was escrowed as part of a like-kind exchange transaction. The escrowed funds were disbursed as new equipment was received during the first six months of 2001.

See accompanying notes to consolidated financial statements.

SHENANDOAH TELECOMMUNICATIONS COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.  Summary of Significant Accounting Policies

Description of business: Shenandoah Telecommunications Company and subsidiaries (the "Company") provides telephone service, wireless personal communications service (PCS) under the Sprint brand name, cellular telephone, cable television, unregulated communications equipment sales and services, Internet access, and paging services. In addition, through its subsidiaries, the Company leases towers and operates and maintains an interstate fiber optic network. The Company's operations are located in the four state region surrounding the Northern Shenandoah Valley of Virginia. Operations follow the Interstate 81 corridor, through West Virginia, Maryland and into South-Central Pennsylvania. The Company is the exclusive Sprint PCS Network Partner providing wireless mobility communications network products and services in the geographic area extending from Altoona, Harrisburg and York, Pennsylvania, south through Western Maryland, and the panhandle of West Virginia, to Harrisonburg, Virginia. The Company is licensed to use the Sprint brand name in this territory, and operates its network under the Sprint radio spectrum license (see Note 6). A summary of the Company's significant accounting policies follows:

Principles of consolidation: The consolidated financial statements include the accounts of all wholly-owned subsidiaries and other entities where effective control is exercised. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of estimates: Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Management reviews its estimates, including those related to recoverability and useful lives of assets as well as liabilities of income taxes and pension benefits. Changes in facts and circumstances may result in revised estimates or actual results could differ from those reported estimates.

Cash and cash equivalents: The Company considers all temporary cash investments with a purchased maturity of three months or less to be cash equivalents. The Company places its temporary cash investments with high credit quality financial institutions. At times, these investments may be in excess of FDIC insurance limits. Cash equivalents in thousands, at December 31, 2001, 2000 and 1999 were $2,173, $3,133, and $7,156, respectively.

Accounts receivable: The Company grants credit and terms to customers in accordance with standard industry practices. Accounts receivable are concentrated among customers within the Company's geographic service area and large telecommunications companies. The Company's reserve for uncollectible receivables was $666 thousand, $343 thousand and $16 thousand at December 31, 2001, 2000 and 1999, respectively.

Securities and investments: The classification of debt and equity securities is determined by management at the date individual investments are acquired. The appropriateness of such classification is continually reassessed. The Company monitors the fair value of all investments, and based on factors such as market conditions, financial information and industry conditions, the Company will reflect impairments in values as is warranted. The classification of those securities and the related accounting policies are as follows:

     Available-for-Sale Securities: Debt and equity securities classified as available-for-sale consist of securities which the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available-for-sale would be based on various factors, including changes in market conditions, liquidity needs and similar criteria. Available-for-sale securities are recorded at fair value as determined by quoted market prices. Unrealized holding gains and losses, net of the related tax effect, are excluded from earnings and are reportable as a separate component of other comprehensive income until realized. Realized gains and losses are determined on a specific identification basis. A decline in the market value of any available-for-sale security below cost that is deemed to be other than temporary results in a reduction in the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established.

     Investments Carried at Cost: Investments in which the Company does not have a significant ownership (less than 20%) and for which there is no ready market, are carried at cost. Information regarding investments carried at cost is reviewed continuously for evidence of impairment in value. Impairments are charged to earnings and a new cost basis for the investment is established.

     Equity Method Investments: Investments in partnerships and investments in unconsolidated corporations where the Company's ownership is 20% or more are reported under the equity method. Under this method, the Company's equity in earnings or losses of investees is reflected in net income. Distributions received reduce the carrying value of these investments. The Company would recognize a loss when there is a decline in value in the investment which is other than a temporary decline.

Materials and supplies: New and reusable materials are carried in inventory principally at average original cost. Individual significant items are stated at actual cost. Non-reusable material is carried at estimated salvage value.

Property, plant and equipment: Property, plant and equipment is stated at cost. The Company capitalizes all costs associated with the purchase, deployment and installment of property, plant and equipment, including interest on major capital projects during the period of their construction. Expenditures, including those on leased assets, that extend the useful life or increase its utility are capitalized. Maintenance expense is recognized when repairs are performed. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets. Depreciation expense was approximately 7.9%, 6.3% and 6.1% of average depreciable assets for the years 2001, 2000 and 1999, respectively. Depreciation lives are assigned to assets based on their estimated useful lives in conjunction with industry and regulatory guidelines, where applicable. Such lives, while similar, may exceed the lives that would have been used if the Company did not operate certain segments of the business in a regulated environment. The Company takes technology changes into consideration as it assigns the estimated useful lives, and monitors the remaining useful lives of asset groups to reasonably match the remaining economic life with the useful life and makes adjustments where necessary.

Cost in excess of net assets of business acquired: Intangible assets, which represent the cost in excess of identifiable net assets of businesses acquired, are amortized on a straight-line basis over the expected periods to be benefited, generally 15 years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining useful life can be recovered through the undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

Retirement plans: The Company maintains a noncontributory defined benefit plan covering substantially all employees. Pension benefits are based primarily on the employee's compensation and years of service. The Company's policy is to fund the maximum allowable contribution calculated under federal income tax regulations. The Company also maintains a defined contribution plan under which substantially all employees may defer a portion of their earnings on a pretax basis, up to the allowable federal maximum. The Company may make matching and discretionary contributions to this plan. Neither plan holds stock of the Company in the respective portfolios.

Income taxes: Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Revenue recognition: Revenues are recognized by the Company based on the various types of transactions generating the revenue. For equipment sales, revenue is recognized when the sales transaction is complete. For services, revenue is recognized when it is earned. Beginning in 2000, coinciding with the inception of activation fees in its PCS segment, nonrefundable PCS activation fees and the portion of the activation costs deemed to be direct costs of acquiring new customers (primarily activation costs and credit analysis costs) are deferred and recognized ratably over the estimated life of the customer relationship, which is generally 30 months. The amounts of deferred revenue at December 31, 2001 and 2000 were $1.2 million and $0.4 million, respectively. The deferred costs at December 31, 2001 and 2000 were $0.7 million and $0.3 million, respectively.

Stock Option Plan: To account for its fixed plan stock options, the Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations including Financial Accounting Standards Board (FASB) Interpretation No. 44 "Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25" issued in March 2000. Under this method, compensation expense is recorded on the date of the grant only if the current market price of the underlying stock exceeded the exercise price. Statements of Financial Accounting Standards (SFAS) No. 123 "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123.

Earnings per share: Basic earnings per share were computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share were computed under the treasury stock method, assuming the conversion, as of the beginning of the year, of all dilutive stock options. In 2001 and 2000, all options were dilutive except the grants made in 2000. There were no adjustments to net income in the computation of diluted earnings per share for any of the years presented. All stock options outstanding for 1999 were antidilutive; therefore, basic and diluted earnings per share are the same for that year. The following tables show the computation of basic and diluted earnings per share for 2001, 2000 and 1999:

                                                              2001           2000          1999
                                                           -------------------------------------
Basic earnings per share
    Net income                                             $ 16,372        $ 9,855        $6,428
                                                           -------------------------------------
    Weighted average shares outstanding                       3,761          3,757         3,756
                                                           -------------------------------------
Basic earnings per share                                   $   4.35        $  2.62        $ 1.71
                                                           =====================================

Effect of stock options outstanding:
  Weighted average shares outstanding                         3,761          3,757         3,756
  Assumed exercise of options at strike price at
   beginning of year                                             52             40            --
  Assumed repurchase of options under treasury stock
   method                                                       (39)           (26)           --
                                                           -------------------------------------
Diluted weighted average shares outstanding                   3,774          3,771         3,756
                                                           -------------------------------------
Diluted earnings per share                                 $   4.34        $  2.61        $ 1.71
                                                           =====================================

Recently Issued Accounting Standards: In June 2001, the FASB issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations transacted after June 30, 2001. SFAS No. 141 also specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. The Company adopted SFAS No.141 as of July 1, 2001, but the impact of such adoption did not have an effect on the Company's consolidated financial statements.

In June 2001, the FASB also issued SFAS No.142, "Goodwill and Other Intangible Assets," which eliminates amortization of goodwill and intangible assets that have indefinite useful lives and requires annual tests of impairment of those assets. SFAS No. 142 also provides specific guidance about how to determine and measure goodwill and intangible asset impairments, and requires additional disclosures of information about goodwill and other intangible assets. The provisions of SFAS No. 142 are required to be applied starting with fiscal years beginning after December 15, 2001 and applied to all goodwill and other intangible assets recognized in financial statements at that date. In connection with SFAS No. 142 transitional goodwill impairment evaluation, the Statement requires the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company must identify its reporting units and determine the carrying value of each unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002.

The Company will then have six months from January 1, 2002 to determine the fair value of each reporting unit and compare it to the carrying value of the reporting unit. If the fair value of the reporting unit is less than the carrying value including the reporting unit goodwill, the Company must perform a second step of the transitional impairment test. The second step is to be completed as soon as possible but no later than the end of the year of adoption. In the second step, the Company must compare the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill, both of which would be measured as of the date of adoption. The fair value of the goodwill is determined by allocating the fair value of the reporting unit to all the assets (recognized and unrecognized) and the liabilities of the reporting unit in a manner similar to the approach used in accordance with SFAS No. 141. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's statement of income.

Goodwill amortization expense was $360 thousand per year for 2001, 2000 and 1999 and the unamortized goodwill as of December 31, 2001 was approximately $3.2 million. Management does not anticipate the adoption of SFAS No. 142 will materially impact the consolidated financial statements of the Company.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003. The Company is currently evaluating the timing of adoption and the effect that implementation of the new standard may have on its results of operations and financial position.

In August 2001, the FASB issued SFAS No. 144,"Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of carrying amount or fair value less costs of sale. The Company was required to adopt SFAS No. 144 on January 1, 2002. The adoption of SFAS No. 144 is not expected to materially impact the Company's results of operations and financial position.

Reclassifications: Certain amounts reported in the 2000 and 1999 financial statements have been reclassified to conform with the 2001 presentation, with no affect on net income or shareholders' equity.

Note 2.  Securities and Investments

Available-for-sale securities at December 31 consist of the following:

                                                                                    Gross
                                                                  Gross          Unrealized
                                                               Unrealized         Holding            Fair
                                                  Cost        Holding Gains        Losses           Value
                                                ----------------------------------------------------------
                                                                       (in thousands)
              2001
   -------------------------------------------------------------------------------------------------------
   VeriSign, Inc.                               $11,798          $    --          $    --          $11,798
   Deutsche Telekom, AG                              85               10               --               95
   Other                                             74               58               --              132
                                                ----------------------------------------------------------
                                                $11,957          $    68          $    --          $12,025
                                                ==========================================================

              2000
   -------------------------------------------------------------------------------------------------------
   Loral Space and Communications, LTD          $   885          $    --          $   406          $   479
   Illuminet Holdings, Inc.                         844            9,783               --           10,627
   ITC^DeltaCom, Inc.                               715               --              381              334
   Other                                            174              157               --              331
                                                ----------------------------------------------------------
                                                $ 2,618          $ 9,940          $   787          $11,771
                                                ==========================================================

              1999
   -------------------------------------------------------------------------------------------------------
   Loral Space and Communications, LTD          $ 1,636          $ 2,019          $    --          $ 3,655
   Illuminet Holdings, Inc.                         844           24,658               --           25,502
   ITC^DeltaCom, Inc.                               715              847               --            1,562
                                                ----------------------------------------------------------
                                                $ 3,195          $27,524          $    --          $30,719
                                                ==========================================================

During 2001, the Company liquidated its holdings of Loral Space and Communications, LTD and ITC^DeltaCom, Inc. for proceeds of $0.2 million and a realized loss of $1.4 million. Additionally, the Company sold 130,000 shares of Illuminet Holdings, Inc. (Illuminet) for proceeds of $5.3 million and a realized gain of $5.0 million. In September 2001, the Company was notified by Illuminet that VeriSign, Inc. (VeriSign) made an offer to acquire Illuminet. The Company decided to accept the VeriSign stock for the Illuminet investment. The Company received VeriSign stock valued at $13.2 million, and based on the fair value of the new asset received, recorded a realized gain of $12.7 million on the transaction through net gain on investments in the other income (expense) section of the income statement. Subsequent to the close of the transaction, the VeriSign stock declined in value and the Company recognized an impairment of $1.5 million, as management viewed the decline to be other than temporary.

Gross realized gains on available-for-sale securities included in income in 2001 were $17.7 million. There were none in 2000 or 1999. Gross realized losses included in income in 2001 and 2000 were $3.0 million, $0.7 million, respectively. There were none in 1999.

Changes in the unrealized gains on available-for-sale securities during the years ended December 31, 2001, 2000, and 1999 reported as a separate component of shareholders' equity are as follows:

                                                                2001            2000           1999
                                                             ---------------------------------------
                                                                           (in thousands)
Beginning Balance                                            $  9,153        $ 27,524        $ 1,042
Unrealized holding gains (losses) during the year, net          5,615         (19,118)        26,482
Reclassification of recognized (gain) losses
   during the year, net                                       (14,700)            747             --
                                                             ---------------------------------------
                                                                   68           9,153         27,524
Deferred tax effect related to net unrealized gains                26           3,508         10,482
                                                             ---------------------------------------
Ending Balance                                               $     42        $  5,645        $17,042
                                                             =======================================

As of December 31, other investments, comprised of equity securities, (except as noted) which do not have readily determinable fair values, consist of the following:

                                                                2001            2000           1999
                                                             ---------------------------------------
                                                                           (in thousands)

  Rural Telephone Bank                                            796             771            653
  NECA Services, Inc.                                             500             500             --
  CoBank                                                          768             411            202
  NTC Communications (Convertible debt)                           500              --             --
  Concept Five Technologies                                        --             635          1,335
  Coriss.net                                                       --              --            250
  Other                                                           254             283            318
                                                             ---------------------------------------
                                                                2,818           2,600          2,758
                                                             ---------------------------------------

Equity method:
  South Atlantic Venture Fund III L.P.                            393             749            672
  South Atlantic Private Equity Fund IV L.P.                      891           1,140            822
  Dolphin Communications Parallel Fund, L.P.                      441             844            171
  Dolphin Communications Fund II, L.P.                            518             318             --
  Burton Partnership                                              970           1,000             --
  Virginia Independent Telephone Alliance                         400             326            328
  Virginia Rural Service Area 6                                    --              --            318
  ValleyNet                                                         7              19             25
                                                             ---------------------------------------
                                                                3,620           4,396          2,336
                                                             ---------------------------------------
                                                             $  6,438        $  6,996        $ 5,094
                                                             =======================================

During 2001, the Company recognized a loss of $635 thousand on the liquidation of Concept Five Technologies. The Company invested $357 thousand in additional capital in CoBank as a result of its new traunch of long-term debt obtained in 2001. Additionally, the Company invested $500 thousand in NTC Communications which provides telecommunications facilities and services to student housing facilities near college and university campuses.

During 2000, the Company sold its limited interest in Virginia Rural Service Area 6 Cellular Partnership for $7.4 million. As a result, the Company recorded a one time pre-tax gain of $6.9 million on the sale.

The Company has committed to invest an additional $3.9 million in various equity method investees pursuant to capital calls from the fund managers. It is not practical to estimate the fair value of the other investments due to their limited market and restrictive nature of their transferability.

The Company's ownership interests in Virginia Independent Telephone Alliance and ValleyNet are approximately 22% and 20%, respectively. Other equity method investees are investment limited partnerships which are approximately 2% owned each.

Note 3.  Plant in Service

Plant in service consists of the following at December 31:

                                                  Estimated
                                                 Useful Lives         2001           2000          1999
                                               ----------------------------------------------------------
                                                                    (in thousands)
Land                                                                $    775       $    757       $   578
Buildings and structures                         15-40 years          20,437         18,941        11,536
Cable and wire                                   15-50 years          45,188         41,668        41,240
Equipment                                       5-16.6 years          93,925         61,384        46,468
                                                                    -------------------------------------
                                                                    $160,325       $122,750       $99,822
                                                                    =====================================

Note 4.  Long-Term Debt and Revolving Lines of Credit

Total debt consists of the following at December 31:

                                                  Weighted
                                                   Average
                                                Interest Rate         2001           2000          1999
                                               ----------------------------------------------------------
                                                                    (in thousands)
Rural Telephone Bank (RTB)        Fixed             6.74%           $ 11,428       $ 11,634       $ 9,814
Rural Utilities Service (RUS)     Fixed             4.17%                224            295           382
CoBank (term portion)             Fixed             7.58%             44,584         23,637        22,634
CoBank 2-year (revolver)         Variable        5.14%-7.75%              --         19,721            --
RUS Development Loan                            interest free            200            200           200
                                                                    -------------------------------------
                                                                      56,436         55,487        33,030
Current maturities                                                     4,387          2,403         1,341
                                                                    -------------------------------------
   Total long-term debt                                             $ 52,049       $ 53,084       $31,689
                                                                    =====================================

CoBank 1-year Revolver           Variable        3.37%-5.03%        $  6,200       $     --       $    --
                                                                    =====================================

The RTB loans are payable $70 thousand monthly and $225 thousand quarterly, including interest. RUS loans are payable $24 thousand monthly, including interest. The RUS and RTB loan facilities have maturities through 2019. The CoBank term facility requires monthly payments of $600 thousand, including interest. The final maturity of the CoBank facility is 2013.

The CoBank revolver is a $35.0 million facility expiring on June 30, 2002, with interest due monthly. The Company is evaluating financing alternatives in relation to this revolver facility, including converting portions of the revolver into a long-term financing facility, or establishing a new revolver for the future. At December 31, 2001 the balance outstanding was $6.2 million, with $28.8 million available on the facility. The Company is required to pay a commitment fee of 12.5 basis points (annual rate) multiplied by the unused balance of the facility at each month end.

The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2001 are as follows:


                 Year                       Amount
                 ----                     ---------
                 2002                     $   4,387
                 2003                         4,482
                 2004                         4,643
                 2005                         4,816
                 2006                         5,006
              Later years                    33,102
                                          ---------
                                          $  56,436
                                          =========

Substantially all of the Company's assets serve as collateral for the long-term debt. The long-term debt agreements have certain financial and capital measures that the Company must maintain. These requirements include maintenance of defined working capital levels, restrictions on dividends and capital stock repurchases. The covenants also require the Company to maintain certain levels of debt service coverage to be in compliance with the loan agreements. The Company was in compliance with all financial requirements of the loan agreements as of December 31, 2001.

The estimated fair value of fixed rate debt instruments as of December 31, 2001 and 2000 was $57.1 million and $36.2 million, respectively, determined by discounting the future cash flows of each instrument at rates offered for similar debt instruments of comparable maturities as of the respective year end dates.

As of December 31, 2001, the Company had a $2.0 million revolving line of credit available from a bank. The Company accesses this facility for short term variations in liquidity, and anticipates renewing this facility before it expires in June 2002. There are no commitment fees related to this facility. There was no balance outstanding as of December 31, 2001.

All other financial instruments presented on the consolidated balance sheets approximate fair value. They include, cash and cash equivalents, receivables, prepaid expenses, other assets, investments, payables, and accrued liabilities.

Note 5.  Income Taxes

Total income taxes for the years ended December 31, 2001, 2000 and 1999 were allocated as follows:

                                                               2001            2000           1999
                                                            ----------------------------------------
                                                                             (in thousands)
Income from continuing operations                           $ 9,961        $   5,994        $  3,797
Accumulated other comprehensive income for unrealized
   holding gains on equity securities                        (3,482)          (6,974)         10,079
                                                            ----------------------------------------
                                                            $ 6,479        $    (980)       $136,876
                                                            ========================================

The Company and its subsidiaries file income tax returns in several jurisdictions. The provision for the federal and state income taxes included in the consolidated statements of income consists of the following components:

                                                                   Years Ended December 31,
                                                         ------------------------------------------
                                                             2001           2000             1999
                                                         ------------------------------------------
                                                                       (in thousands)
       Current provision
                      Federal taxes                      $  1,091          $ 4,870         $  3,835
                      State taxes                             204              994              720
                                                         ------------------------------------------
                      Total current provision               1,295            5,864            4,555
       Deferred  provision
                      Federal taxes                         7,296              108             (636)
                      State taxes                           1,370               22             (122)
                                                         ------------------------------------------
                      Total deferred provision              8,666              130             (758)
                                                         ------------------------------------------
          Income tax provision                           $  9,961          $ 5,994         $  3,797
                                                         ==========================================

A reconciliation of income taxes determined by applying the U.S. Federal tax rate of 34% to pretax income is as follows:

                                                                   Years Ended December 31,
                                                         ------------------------------------------
                                                             2001           2000             1999
                                                         ------------------------------------------
                                                                       (in thousands)
  Computed "expected" tax expense                        $  8,953          $ 5,389         $  3,477
  State income taxes, net of federal tax benefit              525              405            1,043
  Other, net                                                  (35)              80              (85)
                                                         ------------------------------------------
          Income tax provision                           $  9,961          $ 5,994         $  3,797
                                                         ==========================================

  Net deferred tax liabilities consist of the following at December 31:

                                                             2001           2000             1999
                                                         ------------------------------------------
                                                                       (in thousands)
  Deferred tax assets:
       Recognized investment impairment losses           $     --          $   658         $     --
       Accrued compensation costs                             149              136              136
       Accrued pension costs                                  397              367              361
       Other, net                                             426              215               --
                                                         ------------------------------------------
                                                              972            1,376              497

  Deferred tax liabilities:
       Plant-in-service                                    11,313            7,086            6,063
       Unrealized gain on investments                          26            3,508           10,482
       Recognized gain on investments, net                  4,035               --               --
       Other, net                                              --               --               14
                                                         ------------------------------------------
                                                           15,374           10,594           16,559
                                                         ------------------------------------------
       Net deferred tax liabilities                      $ 14,402          $ 9,218         $ 16,062
                                                         ==========================================

In assessing the ability to realize deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences.

Note 6.  Significant Contractual Relationship

In 1999, the Company executed a Management Agreement (the "Agreement") with Sprint PCS ("Sprint") whereby the Company committed to construct and operate a PCS network using CDMA air interface technology, replacing an earlier PCS network based on GSM technology. Under this Agreement, the Company is the exclusive Sprint PCS Network Partner providing wireless mobility communications network products and services in its territory which extends from Altoona, Harrisburg and York, Pennsylvania, south through Western Maryland, and the panhandle of West Virginia, to Harrisonburg, Virginia. The Company is authorized to use the Sprint brand name in its territory, and operate its network under the Sprint radio spectrum license.

As a Sprint PCS Network Partner, the Company has the exclusive right to build, own and maintain its portion of Sprint's nationwide PCS network in the aforementioned areas, to Sprint's specifications. The initial term of the agreement is for 20 years and is automatically renewable for three 10-year options, unless terminated by either party under provisions outlined in the Agreement. The Company complied with its network contractual build-out obligations in 2001, and currently projects to spend $18 million in 2002 to expand and improve the network and to provide appropriate 3G technology service to its subscribers.

The PCS market is characterized by significant risks as a result of rapid changes in technology, increasing competition and the cost associated with the build-out and enhancement of Sprint's nationwide PCS network. The Company's PCS subsidiary's continued operations are dependent upon Sprint's ability to execute certain functions like billing, customer care, collections and other operating activities under the Company's Sprint Agreements. Additionally, the Company's ability to attract and maintain a sufficient customer base is critical to maintaining a positive cash flow from operations. Changes in technology, increased competition, or economic conditions, individually and or collectively, could have an adverse effect on the Company's financial position and results of operations.

Sprint retains 8% of all collected service revenue from subscribers with their service home in the Company's territory. Additionally, Sprint retains 8% of the roaming revenue generated by non-Sprint wireless subscribers who use the Company's network.

The Company receives and pays travel fees for inter-market usage of the network by Sprint wireless subscribers not homed in a market in which they may use the service. Sprint and its affiliates pay the Company for the use of its network by their wireless subscribers, while the Company pays Sprint and its affiliates reciprocal fees for Company subscribers using other segments of the network not operated by the Company. The rates paid on inter-market travel have been reduced during 2001 from $0.20 per minute through April 30, 2001, $0.15 through September 30, 2001, and $0.12 through December 31, 2001 to $0.10 per minute as of January 1, 2002. The $0.10 rate will apply for the full year of 2002, with future travel rates yet to be determined.

As part of the Agreement executed in 1999, the Company received $3.9 million from Sprint as an advance payment for the Company's expenditures in building the initial CDMA network. These funds were recorded as a refundable equipment payment to be repaid following the sale of the Company's original GSM PCS network assets. In January 2001, the Company sold its GSM network assets to VoiceStream and its affiliates for $6.5 million which equaled the carrying value of the assets. The transaction included the GSM equipment and the radio spectrum licenses for two areas in the western part of Virginia. As a result of the sale of the assets, and per the Agreement, the Company refunded the $3.9 million payment to Sprint in early 2001.

Note 7.   Related Party Transactions

ValleyNet, an equity method investee of the Company, resells capacity on the Company's fiber network under an operating lease agreement. Facility lease revenue from ValleyNet was approximately $4.1 million, $3.1 million, and $1.6 million in 2001, 2000, and 1999, respectively. At December 31, 2001, the Company had accounts receivable from ValleyNet of approximately $0.4 million.

Several of the Company's operating subsidiaries lease capacity through ValleyNet fiber facilities. These subsidiaries include the PCS and Mobile Companies. Payment for usage of these facilities was $1.2 million in 2001, $0.7 million in 2000, and $0.2 million in 1999 for the PCS Company. The Mobile Company similarly incurred costs of $13 thousand in 2001, $13 thousand in 2000, and $8 thousand in 1999.

Note 8.  Retirement Plans

The Company maintains a noncontributory defined benefit pension plan and a separate defined contribution plan. The following table presents the defined benefit plan's funded status and amounts recognized in the Company's consolidated balance sheets.

                                                       2001           2000             1999
                                                   ------------------------------------------
Change in benefit obligation:                                    (in thousands)
  Benefit obligation, beginning                    $ 6,847          $ 6,004          $ 6,434
      Service cost                                     313              277              321
      Interest cost                                    507              460              429
      Actuarial (gain) loss                          1,054               95           (1,032)
      Benefits paid                                   (183)            (160)            (148)
      Change in plan provisions                         --              171               --
                                                   ------------------------------------------
  Benefit obligation, ending                         8,538            6,847            6,004
                                                   ------------------------------------------

Change in plan assets:
  Fair value of plan assets, beginning               8,081            7,967            6,875
      Actual return on plan assets                    (523)             274            1,241
      Benefits paid                                   (183)            (160)            (149)
                                                   ------------------------------------------
  Fair value of plan assets, ending                  7,375            8,081            7,967
                                                   ------------------------------------------

Funded status                                       (1,163)           1,234            1,963
Unrecognized net gain                                 (124)          (2,442)          (3,035)
Unrecognized prior service cost                        315              346              196
Unrecognized net transition asset                      (67)             (96)            (124)
                                                   ------------------------------------------
Accrued benefit cost                               $(1,039)         $  (958)         $(1,000)
                                                   ==========================================

                                                       2001           2000             1999
                                                   ------------------------------------------
Components of net periodic benefit costs:                        (in thousands)
      Service cost                                 $   313          $   277          $   321
      Interest cost                                    507              460              429
      Expected return on plan assets                  (640)            (632)            (544)
      Amortization of prior service costs               31               21               21
      Amortization of net gain                        (102)            (140)             (39)
      Amortization of net transition asset             (29)             (29)             (28)
                                                   ------------------------------------------
Net periodic benefit cost                          $    80          $   (43)         $   160
                                                   ==========================================

Weighted average assumptions used by the Company in the determination of pension plan information consisted of the following at December 31:

                                                            2001          2000          1999
                                                            ---------------------------------
Discount rate                                               7.00%         7.50%         7.75%
Rate of increase in compensation levels                     5.00%         5.00%         5.00%
Expected long-term rate of return on plan assets            8.00%         8.00%         8.00%

The Company's matching contributions to the defined contribution plan were approximately $182 thousand, $162 thousand and $144 thousand for the years ended December 31, 2001, 2000 and 1999, respectively.

Note 9.   Stock Incentive Plan

The Company has a shareholder approved Company Stock Incentive Plan (the "Plan"), providing for the grant of incentive compensation to employees in the form of stock options. The Plan authorizes grants of options to purchase up to 240,000 shares of common stock over a ten-year period beginning in 1997. The option price is the average of the market for the five days preceding the date of grant. Grants have been made in which one-half of the options are exercisable on each of the first and second anniversaries of the date of grant, with the options expiring five years after they are granted.

The fair value of each grant is estimated at the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                            2001          2000          1999
                                                            ---------------------------------
Dividend rate                                               1.78%         2.05%         1.70%
Risk-free interest rate                                     4.31%         6.81%         4.77%
Expected lives of options                                  5 years       5 years       5 years
Price volatility                                           38.29%        52.51%        26.20%

Grants of options under the Plan are accounted for following the APB Opinion No. 25 and related interpretations. Accordingly, no compensation expense has been recognized under the Plan. Had compensation expense been recorded, as determined based on fair values of the awards at the grant date (the method described in SFAS No. 123), reported net income and earnings per share would have been reduced to the pro forma amounts shown below:

                                                   2001             2000               1999
                                              -------------------------------------------------
Net income                                         (in thousands, except per share amounts)
  As reported                                 $   16,372         $    9,855         $    6,428
  Pro forma                                   $   16,254         $    9,655         $    6,281

Earnings per share, basic and diluted
  As reported, basic                          $     4.35         $     2.62         $     1.71
  As reported, diluted                        $     4.34         $     2.61         $     1.71
  Pro forma, basic                            $     4.32         $     2.57         $     1.67
  Pro forma, diluted                          $     4.31         $     2.56         $     1.67

A summary of the status of the Plan at December 31, 2001, 2000 and 1999 and changes during the years ended on those dates is as follows:

                                                            Weighted
                                                            Average
                                                           Grant Price        Fair Value
                                          Shares            Per Share          Per Share
                                          ----------------------------------------------
Outstanding January 1, 1999               27,782           $  21.23

  Granted                                 17,578              19.94             15.40
  Cancelled                               (1,303)             20.70
                                          -------
Outstanding December 31, 1999             44,057              20.73

  Granted                                 19,191              34.37             14.19
  Cancelled                               (1,160)             28.74
  Exercised                               (3,527)             21.47
                                          -------
Outstanding December 31, 2000             58,561              25.00

  Granted                                 19,969              31.58             16.12
  Cancelled                               (3,290)             29.72
  Exercised                               (6,213)             21.43
                                          -------
Outstanding December 31, 2001             69,027              27.01
                                          =======

There were 41,731, 31,945 and 19,708 shares exercisable at December 31, 2001, 2000 and 1999, at weighted average exercise prices per share of $23.43, $20.88 and $21.47, respectively.

The following table summarizes information about stock options outstanding at December 31, 2001:

                  Exercise    Shares     Option Life     Shares
                  Prices    Outstanding   Remaining     Exercisable
               ----------------------------------------------------
               $   21.98      7,020        1 year          7,020
                   20.59     12,079        2 years        12,079
                   19.94     13,973        3 years        13,973
                   34.37     16,969        4 years         8,456
                   31.58     18,986        5 years            --

Note 10.   Major Customers

The Company has several major customers. In 2001, the Company's relationship with Sprint continued to increase significantly, due to growth in the PCS business segment. Approximately 35.1% of total revenues were generated through Sprint and its customers using the Company's portion of Sprint's nationwide PCS network. This was compared to 19.1% of total revenue in 2000. A roaming partner of the Company's cellular business segment accounted for 13.1% of total revenue in 2001 for roaming revenue, compared to 11.6% generated in 2000, through the cellular operation of the Mobile subsidiary. As a result of the growth in total revenues, carrier access charges to long distance carriers for use of the telephone subsidiary's network, which historically was a source of revenue concentrated in a few customers, became less significant in 2001. In 2001, the largest carrier access billing customer was 3.7% of total revenues, compared to 2000 when a single customer generated 8% of total revenue.

Note 11.   Shareholder Rights

The Board of Directors adopted a Shareholder Rights Plan in 1998, whereby, under certain circumstances, holders of each right (granted in 1998 at one right per share of outstanding stock) will be entitled to purchase $80 worth of the Company's common stock for $40. The rights are neither exercisable nor traded separately from the Company's common stock. The rights are only exercisable if a person or group becomes or attempts to become, the beneficial owner of 15% or more of the Company's common stock. Under the terms of the Plan, such a person or group is not entitled to the benefits of the Rights.


Note 12.   Lease Commitments

The Company leases land, towers and tower space under various non-cancelable agreements, which expire between 2002 and 2006 and require various minimum annual rental payments. The leases generally contain certain renewal options for periods ranging from 5 to 20 years.

Future minimum lease payments under non-cancelable operating leases with initial variable lease terms in excess of one year as of December 31, 2001 are as follows:

                         Year
                        Ending        Amount
                        -----------------------
                                 (in thousands)
                        2002          $ 1,895
                        2003            1,774
                        2004            1,483
                        2005              971
                        2006              527
                                      -------
                                      $ 6,650
                                      =======

The Company's total rent expense for each of the previous three years was $2.5 million in 2001, $1.2 million in 2000, and $0.6 million in 1999.

As lessor, the Company has leased towers, tower space and communications equipment to other entities under various non-cancelable agreements, which require various minimum annual payments. The Company records lease revenue as revenue on the Income Statement based on the business unit in which it is generated. The total minimum rental receipts at December 31, 2001 are as follows:

                         Year
                        Ending       Amount
                        --------------------
                                  (thousands)
                        2002        $ 1,885
                        2003          1,867
                        2004          1,759
                        2005          1,600
                        2006            428
                                    -------
                                    $ 7,539
                                    =======

Note 13.   Quarterly Results (unaudited)

The following table shows selected quarterly results for the Company.

In thousands except for per share data

For the year ended December 31, 2001     First          Second             Third            Fourth           Total
                                    -------------------------------------------------------------------------------
Revenues (a)                        $   17,833        $   21,281        $   24,545        $   25,056        $88,715
Operating income                         3,898             5,075             6,369             6,420         21,762
Net income (b)                      $      489        $    1,996        $    2,094        $   11,793        $16,372

Earnings per share - basic          $     0.13        $     0.53        $     0.56        $     3.13        $  4.35
Earnings per share - diluted              0.13              0.53              0.55              3.12           4.34

Closing Stock price     High        $    34.50        $    31.50        $    40.03        $    40.90
                        Low              29.88             28.00             27.50             32.70

For the year ended December 31, 2000     First          Second             Third            Fourth           Total
                                    -------------------------------------------------------------------------------
Revenues (a)                        $   13,397        $   14,501        $   16,387        $   16,194        $60,479
Operating income                         3,899             3,750             4,583             3,954         16,186
Net income (c)                      $    2,028        $    5,860        $    1,932        $       36        $ 9,855

Earnings per share - basic          $     0.54        $     1.56        $     0.50        $     0.01        $  2.62
Earnings per share - diluted              0.54              1.56              0.50              0.01           2.61

Closing Stock price     High        $    55.00        $    42.75        $    46.00        $    38.13
                        Low              32.00             28.00             30.50             32.00

(a) Certain costs previously netted with revenues have been reclassified to selling, general and administrative expenses.

(b) Fourth quarter results of 2001 include the gain of $12.7 million on the exchange of the Illuminet stock for VeriSign stock as a result of their merger.

(c) Second quarter results of 2000 include the $7.4 million gain on the sale of the Company's interest in the Virginia RSA 6 partnership.

Per share earnings may not add to the full year values as each per share calculation stands on its own.

Note 14.  Segment Reporting

The Company has identified nine reporting segments based on the products and services each provide. Each segment is managed and evaluated separately because of differing technologies and marketing strategies.

The reporting segments and the nature of their activities are as follows:

Shenandoah Telecommunications Company (Holding)     Holding company which invests in both
companies.                                          affiliated and non-affiliated

Shenandoah Telephone Company (Telephone)            Provides both regulated and unregulated
                                                    telephone services and leases fiber
                                                    optic facilities primarily throughout
                                                    the Northern Shenandoah Valley.



Shenandoah Cable Television Company (CATV)          Provides cable television service in
                                                    Shenandoah County.

ShenTel Service Company (ShenTel)                   Sells and services telecommunications
                                                    equipment and provides Internet access
                                                    to customers in the multistate region
                                                    surrounding the Northern Shenandoah
                                                    Valley.

Shenandoah Valley Leasing Company (Leasing)         Finances purchases of
                                                    telecommunications equipment to
                                                    customers of other segments.

Shenandoah Mobile Company (Mobile)                  Provides paging and cellular services
                                                    throughout the Northern Shenandoah
                                                    Valley, and tower rental in the PCS
                                                    territory.

Shenandoah Long Distance Company (Long Distance)    Provides long distance services.

Shenandoah Network Company (Network)                Leases interstate fiber optic facilities.

Shenandoah Personal Communications Company (PCS)    Provides digital wireless service as a
                                                    Sprint PCS network partner to a
                                                    four-state area covering the region
                                                    from Harrisburg and Altoona,
                                                    Pennsylvania, to Harrisonburg,
                                                    Virginia.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Performance is evaluated based on the net income of each company, less dividend income from other segments. Each segment accounts for intersegment sales and transfers as if the sales or transfers were to outside parties.

Income (loss) recognized from equity method nonaffiliated investees by segment is as follows:

                                                            Consolidated
          Year        Holding     Telephone     Mobile        Totals
       ------------------------------------------------------------------
                                (in thousands)
         2001        $(1,218)        $104        $ --        $(1,114)
         2000            554          126          87            767
         1999            540          394         220          1,154

Selected financial data for each segment is as follows:

                                             Holding           Telco             CATV            ShenTel       Leasing
                                           ---------------------------------------------------------------------------
Operating revenues - external:                                            (in thousands)

    2001                                   $      --          $21,599         $  3,792          $ 5,078          $  25
    2000                                          --           19,146            3,620            5,017             18
    1999                                          --           16,568            3,397            3,576             11
                                           ===========================================================================

Operating revenues - internal:

    2001                                   $      --          $ 2,532         $      2          $   362          $  --
    2000                                          --            2,362                2              220             --
    1999                                          --            2,005                2              236             --
                                           ===========================================================================

Depreciation and amortization:

    2001                                   $     196          $ 3,609         $  1,354          $   472          $  --
    2000                                         196            3,296            1,009              473             --
    1999                                         123            3,170              906              355             --
                                           ===========================================================================

Nonoperating income less expenses:

    2001                                   $   3,804          $   646         $   (184)         $   (36)         $   1
    2000                                       1,385            2,209              (14)             (15)             3
    1999                                         634            2,029                3                1              4
                                           ===========================================================================

Interest expense:

    2001                                   $   2,664          $ 1,428         $    690          $   237          $  --
    2000                                         503            2,602              705              287             --
    1999                                          --            1,943              759              196             --
                                           ===========================================================================

Income tax expense (benefit):

    2001                                   $   5,117          $ 4,373         $   (312)         $   (32)         $   4
    2000                                        (374)           3,523             (126)             (76)            (4)
    1999                                         360            3,420             (124)            (199)           (12)
                                           ===========================================================================

Net income:

    2001                                   $   8,463          $ 7,167         $   (509)         $   (73)         $   7
    2000                                        (521)           6,420             (169)            (127)            13
    1999                                         587            5,751             (203)            (295)            20
                                           ===========================================================================

Total assets:

    2001                                   $ 110,447          $55,942         $ 11,466          $ 5,359          $ 254
    2000                                      65,667           77,542           12,193            5,076            300
    1999                                      55,234           71,423           11,415            4,128            301
                                           ===========================================================================

EBITDA:

    2001                                   $  16,440          $16,577         $  1,223          $   604          $  11
    2000                                        (269)          15,715            1,316              439              9
    1999                                         947           11,114              432             (298)             8
                                           ===========================================================================

EBITDA is calculated as net income plus income tax expense (benefit), interest expenses, and depreciation and amortization expenses.

                  Long                                         Combined       Eliminating      Consolidated
 Mobile         Distance       Network           PCS            Totals           Entries            Totals
-----------------------------------------------------------------------------------------------------------
                                            (in thousands)
$22,123         $1,114         $  963         $ 34,021          $ 88,715         $     --          $ 88,715
 17,071          1,079            635           13,893            60,479               --            60,479
 13,441          1,058            610            3,673            42,334               --            42,334
===========================================================================================================

$   535         $  679         $  109         $     17          $  4,236         $ (4,236)         $     --
    892            378            192               30             4,076           (4,076)               --
    552            334            133               16             3,278           (3,278)               --
===========================================================================================================

$ 1,098         $   --         $  114         $  4,991          $ 11,834         $     --          $ 11,834
    965             --            148            1,231             7,318               --             7,318
    873             --            124            1,161             6,712               --             6,712
===========================================================================================================

$   108         $    2         $   --         $     50          $  4,391         $ (4,110)         $    281
    153              2              6             (670)            3,059           (2,983)               76
    311              3             14               14             3,014           (1,971)            1,043
===========================================================================================================

$    87         $   --         $   --         $  3,131          $  8,237         $ (4,110)         $  4,127
     71             --             --            1,751             5,919           (2,983)            2,936
    184             --             --              840             3,922           (1,971)            1,951
===========================================================================================================

$ 3,636         $  223         $  313         $ (3,361)         $  9,961         $     --          $  9,961
  5,437            104            228           (2,718)            5,994               --             5,994
  1,597            129            198           (1,572)            3,797               --             3,797
===========================================================================================================

$ 5,931         $  364         $  511         $ (5,489)         $ 16,372         $     --          $ 16,372
  7,990            169            339           (4,259)            9,855               --             9,855
  2,606            211            324           (2,573)            6,428               --             6,428
===========================================================================================================

$15,273         $   22         $1,005         $ 61,530          $261,298         $(94,501)         $166,797
 18,286            238          1,199           45,142           225,643          (73,350)          152,293
 15,631            264          1,145           15,820           175,361          (41,717)          133,644
===========================================================================================================

$10,752         $  587         $  938         $   (728)         $ 46,404         $ (4,110)         $ 42,294
 14,371            273            691           (4,065)           28,480           (2,983)           25,497
  4,387            340            522           (3,305)           14,147           (1,971)           12,176
===========================================================================================================

Management's Discussion and Analysis of Financial Condition and Results of Operations

The statements contained in this Annual Report that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding our expectations, hopes, intentions, or strategies regarding the future. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, changes in the interest rate environment, management's business strategy; national, regional and local market conditions and legislative and regulatory conditions. Readers should not place undue reliance on forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

General

Shenandoah Telecommunications Company and subsidiaries (the Company) is a diversified telecommunications company providing both regulated and unregulated telecommunications services through its nine wholly owned subsidiaries. These subsidiaries provide local exchange telephone services, wireless personal communications services (PCS), as well as cable television, cellular telephone, paging, Internet access, long distance, fiber optics facilities, and leased tower facilities. The Company is the exclusive provider of wireless mobility communications network products and services under the Sprint brand from Harrisonburg, Virginia to Harrisburg, York and Altoona, Pennsylvania. The Company refers to the Hagerstown, Maryland, Martinsburg, West Virginia, and Harrisonburg and Winchester, Virginia markets as its Quad State region. The Company refers to the Altoona, Harrisburg, and York, Pennsylvania markets as its Central Penn region. Competitive local exchange carrier (CLEC) services are now being established on a limited basis. In addition, the Company sells and leases equipment, mainly related to services it provides, and also participates in emerging services and technologies by direct investment in non-affiliated companies.

To better conform to industry standards, the Company has adopted the approach of reporting revenues as wireline, wireless and other revenues. These revenue classifications are defined as follows: Wireless revenues are made up of the Sprint PCS (Personal Communications Service) Company, the Mobile Company, and within the Mobile Company the revenues of the cellular operation. Wireline revenues include the following subsidiary revenues in the financial results:
Telephone Company, Network Company, Cable Television Company, and the Long Distance Company. Other revenues are comprised of the revenues of ShenTel Service Company, the Leasing Company, and the Holding Company. The Company has reclassified prior period results to reflect this change.

Over the past five years the Company has made significant investments in upgrading and adding equipment to provide up-to-date services to its customers in an increasingly dynamic and competitive telecommunications industry. The Company's gross plant investment, inclusive of plant under construction, increased from $70.8 million at year-end 1996 to $175.3 million at the end of 2001. This increase reflects the Company's continuing expansion of its operations from its historical roots in Shenandoah County, Virginia to portions of West Virginia, Maryland and Pennsylvania, principally along the Interstate 81 corridor. Recent expansion has been most extensive in the wireless operations of the business, particularly the PCS segment. Through this expansion the Company has completed the contractual obligations it had regarding its territory build-out under its Sprint affiliation.

With the expansion and growth of the Company's wireless businesses through its Sprint PCS and cellular operations, a smaller percentage of the Company's total revenue has been generated by its wireline operations. In 1996, 67.1% of the Company's total revenue was generated by the wireline operations, while in 2001 those operations contributed 31.0% of total revenue. The Company expanded its Sprint PCS operations with additional investments in 2001, opening three retail stores and activating 100 base stations in the Central Penn region, and activating an additional 26 base stations in the Quad State region. As a result of the Company's increased marketing and sales efforts, and its expansion into new markets, the Company experienced accelerated growth in Sprint PCS revenues and customers, and a continued shift in its historical revenue mix. Revenue sources for 2001 were as follows: $56.1 million or 63.3% from wireless revenues, $27.5 million or 31.0% from wireline operations, and $5.1 million or 5.7% from other revenue.

The Company's strategy is to continue to expand services and geographic coverage areas where it is economically feasible. The expanded market area of the Sprint PCS operation increased the Company's covered populations from approximately 400 thousand persons in late 1999, to over 1.0 million as of mid-February 2001, and
1.4 million by December 31, 2001. As a Sprint PCS Network Partner, the Company markets a nationally branded service associated with over 15 million nationwide Sprint wireless customers at the end of 2001.

Results of Operations

2001 compared to 2000

Total revenue was $88.7 million in 2001, an increase of $28.2 million or 47%. Total revenues included $56.1 million of wireless revenues, an increase of $25.2 million or 81.3%; wireline revenues of $27.5 million, an increase of $3.0 million or 12.2%; and, other revenues of $5.1 million, an increase of $0.1 million or 1.4%.

Within wireless revenues, the PCS operation contributed $34.5 million, an increase of $20.1 million. PCS service revenues were $19.4 million, an increase of $10.4 million or 115.6%. These revenues were driven by the increased subscriber base, which totaled 48,914 at December 31, 2001, an increase of 25,682 or 110.6% compared to 23,232 subscribers at year-end 2000. The subscriber increase is attributed to expanded sales and marketing efforts starting with the February 2001 launch of the Central Penn market, as well as continued strong demand for services in the Quad State markets.

PCS travel revenue, which is compensation between Sprint and its affiliates for use of the other party's network, was $13.6 million, an increase of $9.5 million or 231.5%. Travel revenue is impacted by the geographic size of the Company's network service area, the overall number of Sprint wireless customers, and the travel exchange rate. The Sprint PCS operation service area increased substantially with the February 2001 launch of the Central Penn markets and continued enhancements to the Quad State markets. Wireless subscribers of Sprint and its affiliates grew by approximately 5.2 million during 2001. The rates paid on travel have been declining, from $0.20 per minute through April 30, 2001; $0.15 through September 30, 2001; $0.12 through December 31, 2001; and ending at $0.10 per minute as of January 1, 2002. The $0.10 rate will apply for the full year of 2002, with future travel rates yet to be determined.

PCS equipment sales were $1.5 million, an increase of $0.6 million or 64.9%. Three additional retail stores were opened in the Central Penn region, and the overall sales force was increased in size during the year.

The Company's Sprint PCS service was extended to Altoona, Pennsylvania in late 2001. The Altoona market launch and planned enhancements on the other existing sections of the network are expected to have a positive impact on travel use and support continued subscriber growth in 2002. There are no significant additions to coverage planned during 2002, although investments will continue to be made for capacity and service improvements.

In accordance with Sprint's requirements, the Company is scheduled to launch third generation (3G 1X) service in mid-2002. 3G 1X is the first of a four-stage migration path that will enable additional voice capacity and increased data speeds for subscribers. The network upgrades are comprised of software changes, channel card upgrades, and some new network elements for packet data. The Company's existing base stations are compatible with the network card enhancements, thereby allowing the Company to provide 3G 1X service without wholesale changeouts of base stations. 3G 1X is backwards compatible with the existing 2G network, thereby allowing continued use of current customer handsets. The impact of 3G 1X on revenues cannot be estimated at this time.

The analog cellular operation contributed $20.0 million to wireless revenues, an increase of $3.9 million or 24.6%. Roaming revenues, generated from use of our cellular network by customers of other providers, were $16.1 million, an increase of $4.4 million or 37.9%. Cellular local service revenues were $3.2 million, a decrease of $0.3 million or 7.7%, as the cellular operation's customer base declined 12.9% to 9,440.

Tower leases added $1.7 million to wireless revenues, an increase of $1.2 million or 227.9%. The increase was a result of other wireless carriers executing additional leases to use space on the Company's portfolio of towers. Of the 70 towers owned by the Company, 41 have space leased to other carriers.

Wireless revenues from the Company's paging operation were $0.4 million, a decrease of $0.1 million as the local customer base increasingly chose competing, digital wireless services. Paging service subscribers declined by 33.3% in 2001.

Within wireline revenues, the Telephone Company contributed $21.6 million, an increase of $2.5 million, or 12.8%. Telephone access revenues were $9.6 million, an increase of $1.4 million or 16.4%. The growth in access revenues was driven by a 7.4% increase in access minutes of use on the Company's network and an increased percentage of minutes in the intrastate jurisdiction, where rates are higher than the interstate jurisdiction. Access revenues will be impacted in 2002, due to the January 1, 2002 increase of the Federal subscriber line charge
(SLC) for residential customers from $3.50 to $5.00 per month. The SLC is scheduled to increase again on July 1, 2002 to $6.00. Comparable rate increases are also scheduled for business subscribers. Tied to these SLC rate increases are offsetting declines in rates charged to interexchange carriers for interstate minutes of use. Management expects overall access revenues to change only slightly in 2002, as changes in network usage are expected to balance the changes in rates.

Facility lease revenue contributed $6.6 million to wireline revenues, an increase of $1.4 million or 26.9%. During 2001 the Company started constructing a second, diverse fiber route to its existing interconnecting point in the Dulles airport area of Northern Virginia. The construction will provide an increased level of security in the event of fiber cuts or breaks, and extend the availability of the Company's fiber network to additional market locations. Project completion is expected in early 2002.

Billing and collection services contributed $0.4 million to wireline revenues, a decrease of $0.1 million or 23.2%. Revenues from this source have been and are expected to continue declining, as interexchange carriers issue a greater proportion of their bills directly to their customers.

Wireline revenues from cable television service were $3.8 million, an increase of $0.2 million or 4.8%. During 2001 there was an increased penetration of digital services and increased pay per view sales. The Company enacted a basic service rate increase effective in December 2001, which should increase cable television revenues by approximately $0.4 million annually, based on the year-end 2001 customer base.

Within other revenues, Internet service revenues were $3.9 million, an increase of $0.9 million or 28.3%. The Company had 17,423 Internet subscribers at December 31, 2001 compared to 14,900 at the end of the previous year. Services provided to the Travel Shenandoah and 511Virginia programs contributed $0.3 million to other revenues, an increase of $0.2 million. Telephone equipment sales revenues were $0.6 million, a decrease of $0.8 million, or 54.1%, due to decreased sales of larger telephone systems and equipment.

Total operating expenses were $67.0 million, an increase of $22.7 million or 51.2%. The expansion of the PCS operation was principally responsible for the change.

Cost of goods and services was $7.6 million, an increase of $1.5 million or 25.3%. The PCS cost of goods sold was $5.5 million, an increase of $2.1 million or 63.2%. This change is due primarily to higher volumes of handsets sold through Company owned stores and PCS handset subsidies paid to third-party retailers. The cable television royalty (cost of service) expense was $1.3 million, an increase of $0.2 million or 13.4%. The cost of goods sold for telephone system equipment was $0.5 million, a decline of $0.6 million or 56.2%, while other cost of goods sold decreased by $0.2 million.

Network operating costs were $29.9 million, an increase of $11.5 million or 62.1%. Line and switching costs were $10.0 million, an increase of $3.0 million or 43.6%, due principally to the expanded PCS network. Travel expense, generated by the Company's PCS subscribers' use of minutes on other providers' portions of the Sprint PCS network, was $9.9 million, an increase of $6.1 million or 159.0%. Rates for travel expense are the same as those for travel revenue. Due in large part to operation and maintenance of the additional plant placed in service in recent years, plant specific costs were $7.3 million, an increase of $1.9 million or 36.0%. Tower, building, and land rentals, as well as PCS equipment maintenance, were major contributors to the plant specific expense growth. Other network costs such as power, network administration, and engineering, were $2.7 million, an increase of $0.5 million or 23.6%.

Depreciation and amortization expense was $11.8 million, an increase of $4.5 million or 61.7%. The PCS operation had depreciation expense of $5.0 million, an increase of $3.6 million or 270.4%. The PCS switch was placed in service in February 2001, and 126 additional PCS base stations were activated and three retail stores were opened during the year. Amortization expense in the cable television operation was $0.7 million, an increase of $0.3 million due to additional amortization on certain intangible assets.

Selling, general and administrative expenses were $17.6 million, growing $5.1 million or 41.3%. Customer support costs were $5.4 million, an increase of $1.1 million or 26.4%. The growth in Sprint PCS subscribers is primarily responsible for this change. Advertising expense was $2.8 million, an increase of $1.9 million or 198.3%. The change is primarily attributed to the increased marketing efforts in support of the launch of the Harrisburg and York, Pennsylvania PCS markets. PCS sales staff expenses were $2.1 million, an increase of $1.3 million or 157.4%. The increase was principally due to the opening of three retail locations and the additional staff to support the increased market area. An additional expense category related to the growth in PCS subscribers is bad debt expense, which reached $1.3 million, increasing $0.5 million or 70.6%.

Operating income grew to $21.8 million, an increase of $5.6 million or 34.4%. Increased revenues, primarily in the wireless operations, were greater than the increase in operating expenses, although the overall operating margin declined to 24.5%, compared to 26.8% in 2000.

Other income (expense) is comprised of non-operating income and expenses, interest expense and gain or loss on investments. Collectively, the net contribution of these items to pre-tax income was $9.1 million, an increase of $6.4 million or 231.8%. The largest component was a non-cash gain on investments that is discussed below.

Non-operating income was $0.3 million, an increase of $0.2 million, primarily due to an increase in patronage equity earned from CoBank, the Company's primary lender.

Interest expense was $4.1 million, an increase of $1.2 million or 40.6%. The Company's average debt outstanding was greater during the year as compared to the previous year. Long-term debt (inclusive of current maturities), was $56.4 million at year-end 2001, versus $55.5 million at year-end 2000. The Company secured long-term fixed rate financing in June 2001, on funds previously borrowed under a variable rate revolver facility.

Net gain on investments was $12.9 million, an increase of $7.3 million or 131.0%. Results include the $12.7 million non-cash gain recognized as a result of the merger between Illuminet Holdings, Inc. (Illuminet) and VeriSign, Inc. (VeriSign). The Company's recognition of the gain on the exchange of Illuminet shares for VeriSign shares was in accordance with generally accepted accounting principles. The Company cautions readers that this is a non-cash gain, and until the Company sells its stock in VeriSign, the actual total cash gains or losses recognized on this investment may significantly differ. Additionally, the Company realized net gains on the sales of other investments of $3.9 million, including the sale of 130,000 shares of Illuminet stock sold prior to the acquisition of Illuminet by VeriSign. The Company also recognized impairment losses of $2.4 million on available-for-sale securities, and partnership investments incurred losses totaling $1.2 million, during 2001.

Income before taxes was $30.9 million, an increase of $12.0 million or 63.0%. The Company recognizes income tax expense at an effective rate of approximately 38.0%.

Minority interest, which is pre-tax income allocated to the 34.0% minority partners in the cellular operation, was $4.5 million, an increase of $1.4 million or 47.0%. Increased earnings in the cellular partnership, driven by the growth in roaming revenue, are responsible for this change.

Net income was $16.4 million, an increase of $6.5 million or 66.1%. The increase is primarily made up of the one-time impact of the non-cash gain on the exchange of the Illuminet stock, and the improved financial performance of the cellular operation.

One of the Company's performance measures is net income from ongoing operations, which excludes gains or losses on external investments. In 2001, net income from ongoing operations was $8.3 million, an increase of $2.0 million or 30.8% over 2000.

2000 compared to 1999

Total revenue was $60.5 million in 2000, an increase of $18.2 million or 42.9%. Wireless revenues were $31.0 million, an increase of $13.9 million or 80.9%. Wireline revenues were $24.5 million, an increase of $2.8 million or 13.2%. Other revenues were $5.0 million, an increase of $1.4 million or 40.4%.

Within wireless revenues, the analog cellular operation contributed $16.1 million, an increase of $3.5 million or 27.8%. Roaming revenues generated from the use of our cellular network by customers of other providers were $11.7 million, an increase of $4.1 million or 54.5%. Cellular local service revenues were $3.5 million, a decrease of $0.5 million or 12.7% as the cellular operation's customer base declined 8.9% to 10,836.

The PCS operation contributed $13.9 million to wireless revenues, an increase of $10.2 million. PCS service revenues were $9.0 million, an increase of $5.6 million or 153.4%. These revenues were driven by the increased subscriber base, which totaled 23,232, at December 31, 2000, an increase of 13,476 or 138.1%, compared to 9,756 subscribers at year-end 1999. PCS travel revenue was $4.1 million, compared to $40 thousand in 1999. This increase is attributed to the full year of CDMA network operation in the Quad State region, along with the growth in usage by other Sprint wireless customers utilizing our network. Equipment sales, made through our own retail stores and third parties, were $0.8 million, an increase of $0.7 million or 520.2%.

Tower leases contributed $0.5 million to wireless revenues, an increase of $0.2 million or 75.1%. The increase was a result of other wireless carriers executing additional leases to use space on the Company's portfolio of existing towers.

Within wireline revenues, the Telephone Company contributed $19.1 million, an increase of $2.6 million, or 15.6%. Telephone access revenues were $8.2 million, an increase of $0.4 million or 4.7%. The growth in access revenues was driven in part by a 6.4% increase in access minutes of use on the Company's network. Telephone local service revenues were $4.6 million, an increase of $0.5 million or 12.1%. The change was due in part to increased use of custom calling features. Access lines increased by 3.2%.

Facility lease revenue contributed $5.2 million to wireline revenues, an increase of $1.8 million or 51.9%. Increased use of our fiber facilities was primarily responsible for this change.

Cable television revenues were $3.6 million, an increase of $0.2 million or 6.6%. Increased subscription to digital television services was the primary driver. Subscriber growth was 1.2%.

Within other revenues, Internet service revenues were $2.9 million, an increase of $0.6 million or 29.0%. The Company had 14,900 Internet subscribers at December 31, 2000 compared to 10,647 at the end of the previous year. Telephone equipment sales revenues were $1.4 million, an increase of $0.8 million, or 136.8%, due to an increase in sales of larger telephone systems and equipment.

Total operating expenses were $44.3 million, an increase of $14.5 million or 48.7%. The expansion of the Sprint PCS operation was principally responsible for the change.

Cost of goods and services was $6.1 million, an increase of $3.1 million or 101.6%. The PCS cost of goods sold was $3.4 million, an increase of $2.3 million or 223.7%. This change was due primarily to higher volumes of handsets sold through Company owned stores and Sprint PCS handset subsidies paid to third-party retailers, associated with the first full year of operating with the Sprint brand name. The cost of goods sold for telephone system equipment was $1.1 million, an increase of $0.7 million or 159.3%, as part of the large telephone and equipment systems sales mentioned under other revenues.

Network operating costs were $18.5 million, an increase of $7.4 million or 66.7%. Line and switching costs were $7.0 million, an increase of $1.0 million or 16.1%, due principally to the expanded PCS network. Due in part to operation and maintenance of the additional plant placed in service in recent years, plant specific costs were $5.4 million, an increase of $1.9 million or 54.5%. Tower, building, and land rentals, as well as PCS equipment maintenance, were major contributors to the plant specific expense growth. Travel expense, generated by the Company's PCS subscribers' use of minutes on other providers' portions of the Sprint PCS network, was $3.8 million, compared to an immaterial amount in the prior year. Other network costs such as power, network administration, and engineering were $2.2 million, an increase of $0.7 million or 44.4%.

Selling, general and administrative expenses were $12.4 million, an increase of $3.4 million or 38.3%. Customer support costs were $4.3 million, an increase of $1.2 million or 40.0%. The growth in Sprint PCS subscribers is primarily responsible for this change. Advertising expense was $0.9 million, an increase of $0.5 million or 94.2%. The change is primarily attributed to the increased marketing efforts in support of the first full year of operating with the Sprint brand name. PCS sales staff expenses were $0.8 million, an increase of $0.3 million or 57.7%. An additional expense category related to the growth in Sprint PCS subscribers is bad debt expense, which reached $0.8 million, increasing $0.6 million or 461.7%.

Operating income grew to $16.2 million, an increase of $3.6 million or 29.1%. Increased revenues, primarily in the wireless operations, were greater than the increase in operating expenses, although the overall operating margin declined to 26.8%, compared to 29.6% in 1999.

Other income (expense) is comprised of non-operating income and expenses, interest expense and gain or loss on investments. Collectively, the net contribution of these items to pre-tax income was $2.7 million, an increase of $3.1 million over the negative net expense of $0.4 million the previous year. The largest component was the sale of the interest in a limited partnership as discussed below.

Non-operating income was $76 thousand, a decrease of $1.0 million or 92.7%. The $0.7 million charge on the value of the GSM equipment in the PCS subsidiary, to its estimated realizable value, was primarily responsible for this change.

Interest expense was $2.9 million, an increase of $1.0 million or 50.5%. The Company's debt was larger during the year as compared to the previous year. Long-term debt (inclusive of current maturities), was $55.5 million at year-end 2000, versus $33.0 million at year-end 1999. A majority of these funds were drawn to finance the expansion of the PCS territory.

Net gain on investments was $5.6 million, an increase of $5.0 million compared to 1999. The change was principally due to the sale of the Virginia RSA 6 Partnership interest in May 2000. The Company received $7.4 million in cash, and realized a one-time gain of $6.9 million on the transaction. Additionally, the Company incurred impairment charges of $1.4 million on two investments during the year which somewhat offset the aforementioned gain.

Income before taxes was $18.9 million, an increase of $6.7 million or 55.3%. The Company recognizes income tax expense at an effective rate of approximately 38.0%. The provision for taxes was $6.0 million compared to $3.8 million the previous year.

Minority interest, which is pre-tax income allocated to the 34% minority partners in the cellular operation, was $3.1 million, an increase of $1.1 million or 56.9%. Increased earnings in the cellular partnership, driven by the growth in roaming revenue, were responsible for this change.

Net income was $9.9 million, an increase of $3.4 million or 53.3%. The increase was primarily made up of the one-time gain on the sale of the interest in the Virginia RSA 6 cellular operation.

One of the Company's performance measures is net income from ongoing operations, which excludes gains or losses on external investments. In 2000, net income from ongoing operations was $6.3 million, an increase of $0.5 million or 8.6%. The 2000 figure excludes not only the gains or losses on external investments, but the gain on the sale of the limited partnership interest in the Virginia RSA 6 cellular operation as well.

Investments in Non-Affiliated Companies

The Company has investments in several available-for-sale securities, which the Company may choose to liquidate from time to time, based on market conditions, capital needs, other investment opportunities, or a combination of any number of these factors. As a result of the uncertainty of these factors, there is also uncertainty as to what the value of the investments may be when they are sold.

In December 2001, the Company recognized a non-cash gain on the exchange of Illuminet stock for VeriSign stock, totaling $12.7 million. The Company held 333,504 shares of Illuminet Holding Company stock, and elected to convert those shares into VeriSign stock on the date of the merger. The conversion rate was ..93 shares of VeriSign for each share of Illuminet, giving the Company 310,158 shares of VeriSign. The Company's recognition of the VeriSign gain was in accordance with generally accepted accounting principles. The Company cautions readers, however, that this recognition of gain is purely non-cash; and, until the Company sells its stock in VeriSign, the actual cash gains or losses realized on this investment may be materially different.

The fair value of the Company's available-for-sale securities was $12.0 million at the end of 2001, compared to $11.8 million at the end of 2000. The Company's available-for-sale portfolio at December 31, 2001 is made up of three investments, all of which are within the telecommunications industry. Therefore, due to the volatility of the securities markets, particularly in the telecommunications industry, there is uncertainty about the ultimate value these investments will realize in the future.

Sale of GSM PCS Equipment, Refundable Equipment Payment, Like-Kind Exchange

On January 11, 2001, the Company completed a transaction to sell its GSM technology PCS equipment and three radio spectrum licenses for $6.5 million, which was the book value of the assets that were sold. In June 2000, the Company had recorded a charge of $0.7 million to value the assets it intended to sell at their estimated realizable value. As a result of the impairment charge recorded in June 2000, there was no additional impact to the operating statement as a result of the transaction closing.

As part of the original Sprint PCS Network Partner agreements, in late 1999 the Company received a refundable equipment payment of $3.9 million in cash from Sprint. The payment was to provide liquidity during the construction of the CDMA network while the Company attempted to sell its GSM equipment, and to cover the shortfall in the event a sale was made at less than net book value. As a result of the sale of the GSM equipment in January 2001, the Company repaid the refundable equipment payment to Sprint, as required by the affiliate agreement.

The Company entered into an agreement with a third party to act as the Company's agent in a like-kind exchange in the sale of the Company's GSM PCS network equipment and the purchase of new CDMA PCS equipment. This transaction was completed in 2001, and allowed the Company to defer taxes on the sale of the GSM equipment.

Financial Condition Liquidity and Capital Resources

The Company has four principal sources of funds available to meet the financing needs of its operations, capital projects, debt service and potential dividends. These sources include cash flows from operations, two revolving credit facilities (both of which mature in 2002), and investments which can be liquidated. Management routinely considers these alternatives to determine what mix of the external sources is best suited for the long-term benefit of the Company.

Management anticipates its operations will generate similar operating cash flows in 2002, compared to 2001, although there are items outside the control of the Company that could have an adverse impact on cash flows. Outside factors that could adversely impact operating results include, but are not limited to; changes in overall economic conditions, regulatory requirements, changes in technologies, availability of labor resources and capital, and other conditions. The PCS subsidiary's continued operations are dependent upon Sprint's ability to execute certain functions like billing, customer care, collections and other operating activities under the Company's Sprint PCS Agreements. Additionally, the Company's ability to attract and maintain a sufficient customer base is critical to maintaining a positive cash flow from operations. These items individually and or collectively could impact the Company's results.

Capital expenditures budgeted for the next three years total approximately $65.1 million, including approximately $34.3 million for the Sprint PCS operation for additional base stations and switch enhancements to improve and enhance the PCS network. There is nearly $5.8 million included for new towers to support the expanding Sprint PCS network in addition to approximately $18.8 million for improvements, and replacements in the telephone operation. The remaining $6.2 million includes new cable for the cable television operation, building renovations at Company facilities, and a fiber cable project to improve reliability and expand the network into new areas.

The most significant source of external funding is the $35.0 million revolving line of credit with CoBank that allows the Company to borrow up to $35.0 million with the option to term out the amount on the revolving line of credit. There was $6.2 million outstanding as of December 31, 2001, at an interest rate of approximately 3.5% as of that date. This facility expires in June 2002. Management anticipates terming out all outstanding balances on the revolving line of credit, prior to its expiration, at terms similar to the existing term facilities with CoBank. Management is evaluating replacing the $35.0 million revolving credit facility with another multi-year facility that will provide adequate funding for any further expansion of the operations. Management has not determined the amount at which the new facility will be established, but anticipates that it will not exceed the current level of $35.0 million.

Another external source of funding is the $2.0 million unsecured, variable rate revolving line of credit with SunTrust Bank. The facility expires in June 2002. Management anticipates renewing this facility with SunTrust Bank under similar terms and conditions. The Company uses this facility as a source of short-term liquidity in its daily cash management operations. As of February 15, 2002, the Company's unused balance on this facility was $2.0 million.

At the end of 2001, current maturities of the Company's long-term debt were $4.4 million. If the current balance of $6.2 million on the $35.0 million revolver is added to this, and termed out over the life of the other CoBank debt, the current maturities would increase approximately $0.6 million.

Management anticipates being able to generate adequate capital to fund the capital projects, debt payments, and potential dividend payments through operating cash flow, existing financing facilities and the anticipated financing facilities discussed previously. Additionally, the Company may, at its election, liquidate some of its investments to generate additional cash for its capital needs as market conditions allow.

Critical Accounting Policies and Estimates and Recently Issued Accounting Standards

The Company views its critical accounting policies to be: revenue recognition, security and investment valuations and accounting for property, plant and equipment including determination of useful lives. The accounting policies for these areas are described in Note 1 to the accompanying consolidated financial statements.

Also included in Note 1 is a description of recently issued accounting standards including the effective dates of the standards and the expected impact the adoption of the standards will have on the Company's results.

Other Commitments, Contingencies and Risks

The Company is one of twelve Sprint PCS Network Partners, and accordingly, is impacted by decisions and requirements adopted by Sprint PCS in regard to the PCS operation. As part of the national roll-out of 3G by Sprint, the Company is required to make upgrades to its network by mid-year 2002. These commitments are reflected in the capital budget described above. Management continually reviews its relationship with Sprint as new developments and requirements are added to the affiliation with Sprint. Note 6 to the accompanying consolidated financial statements contains a detailed description of the significant contractual relationship.

Market Risk

The Company's market risks relate primarily to changes in interest rates, on instruments held for other than trading purposes. Our interest rate risk involves two components. The first component is outstanding debt with variable rates. As of December 31, 2001, the balance of the Company's variable rate debt was $6.2 million, made up of a single traunch of the revolving note payable to CoBank, which matures June 1, 2002. The rate of this note is based upon the lender's cost of funds. The Company also has a variable rate line of credit totaling $2.0 million, with no outstanding borrowings at December 31, 2001. The Company's remaining debt has fixed rates through its maturity. A 10.0% decline in interest rates would increase the fair value of the fixed rate debt by approximately $1.8 million, while the current fair value of the fixed rate debt is approximately $57.1 million.

The second component of interest rate risk is temporary excess cash, primarily invested in overnight repurchase agreements and short-term certificates of deposit. As the Company continues to expand its operations, temporary excess cash is expected to be minimal. Available cash will be used to repay existing and anticipated new debt obligations, maintaining and upgrading capital equipment, ongoing operations expenses, investment opportunities in new and emerging technologies, and potential dividends to the Company's shareholders. Management does not view market risk as having a significant impact on the Company's results of operations, although adverse results could be generated if interest rates were to escalate markedly.

Due to the significant investment in VeriSign stock, the Company has a market price risk related to the investment. As of December 31, 2001, the stock closing price for VeriSign was $38.04 per share, while the range of closing prices during the time the shares were held (December 12, 2001 through December 31, 2001) was a high of $42.75 per share and a low of $37.94 per share. For 2002, through March 1, the trading price varied from $39.23 per share to $21.47 per share. As a result of the significant swings in value of this security, the market price risk to the Company is a risk that is significant, and may impact financial results.

     Selected Statistics

 OPERATING STATISTICS

                                                                   Three Month Period Ended
                                                   Dec. 31,    Sep 30,     Jun 30,     Mar 31,    Dec 31,
                                                     2001       2001        2001        2001        2000
                                                  ----------------------------------------------------------
     Telephone Access Lines                        24,704      24,583      24,432      24,288      24,117
     CATV Subscribers                               8,770       8,834       8,756       8,742       8,707
     Internet Subscribers                          17,423      16,923      16,385      16,045      14,900
     Digital PCS Subscribers                       48,914      39,724      32,067      27,339      23,232
     Analog Cellular Subscribers                    9,440       9,526       9,985      10,416      10,836
     Paging Subscribers                             3,190       4,160       4,640       4,710       4,786
     Long Distance Customers                        9,159       9,047       8,718       8,532       8,178
     Fiber Route Miles                                485         482         468         438         408
     Total Fiber Miles                             23,893      23,854      23,162      20,229      17,295
     Long Distance Calls (000)                      5,561       5,712       5,335       4,858       4,714
     Switched Access Minutes (000)                 33,067      31,873      30,550      30,417      29,513
     CDMA Base Stations (sites)                       184         150         130         126          58
     Cellular Base Stations                            20          20          20          20          20
     Towers Owned (over 100 foot)                      70          64          64          64          64
     PCS Market POPS (000)                          2,048       2,048       2,048       2,048       2,048
     PCS Covered POPS (000)                         1,395       1,100       1,100       1,100         400
     Cellular Market POPS (000)                       170         170         170         170         170

     PCS ARPU (excluding travel)                   $53.28      $53.49      $54.11      $50.86      $54.36
     PCS Travel Revenue per Subscriber             $33.73      $25.53      $27.78      $19.97      $15.06
     PCS Average Management Fee per Subscriber     $ 4.26      $ 4.28      $ 4.33      $ 4.07      $ 4.35
     PCS Ave monthly churn %                         2.77%       2.02%       1.83%       2.18%       2.33%
     PCS CPGA                                      $317.72     $294.34     $395.60     $350.97     $311.57
     PCS CCPU                                      $45.14      $55.29      $56.07      $55.02      $53.70

POPS is the estimated population of people in a given geographic area. Market POPS are those within a market area, and Covered POPS are those covered by the network's service area. ARPU is Average Revenue Per User, before travel, roaming revenue, and management fee. PCS Travel revenue includes roamer revenue and is divided by average subscribers. PCS Average management fee per subscriber is 8 % of collected revenue paid to Sprint, excluding travel revenue. PCS Ave Monthly Churn is the average of three monthly calculations of deactivations (excluding returns less than 30 days) divided by beginning of period subscribers. CPGA is Cost Per Gross Add and includes selling costs, product costs, and advertising costs. CCPU is Cash Cost Per User, and includes network, customer care and other costs.

       PLANT FACILITY STATISTICS                                  Telephone        CATV
       Route Miles                                                  2,066.0        515.8
       Customers Per Route Mile                                        12.0         17.0
       Miles of Distribution Wire                                     562.9         --
       Telephone Poles                                              7,790           35
       Miles of Aerial Copper Cable                                   346.7        162.4
       Miles of Buried Copper Cable                                 1,430.3        318.0
       Miles of Underground Copper Cable                               39.1          1.9
       Lines of Switching Equipment                                36,462           --
       Intertoll Circuits to Interexchange Carriers                 1,426           --
       Special Service Circuits to Interexchange Carriers             262           --