Form 10-K, Exhibit 13
period 2002-12-31
SHENANDOAH TELECOMMUNICATIONS CO/VA/
filed 2003-03-31
CIK 354963

EXHIBIT 13

                   SHENANDOAH TELECOMMUNICATIONS COMPANY AND
                         SUBSIDIARIES 2002 ANNUAL REPORT


Shareholder Information


OUR BUSINESS

      Shenandoah Telecommunications Company is a holding company which provides various telecommunications services through its operating subsidiaries. These services include: wireline telephone service, primarily in Shenandoah County and small service areas in Rockingham, Frederick, and Warren counties, all in Virginia; cable television service in Shenandoah County; unregulated telecommunications equipment sales and services; online information and Internet access provided to the multi-state region surrounding the Northern Shenandoah Valley of Virginia; financing of purchases of telecommunications facilities and equipment; paging services in the Northern Shenandoah Valley; resale of long distance services; operation and maintenance of an interstate fiber optic network; and a wireless personal communications service (PCS) and a tower network in the four-state region from Harrisonburg, Virginia to the Harrisburg and Altoona, Pennsylvania markets.

ANNUAL MEETING

      The Board of Directors extends an invitation to all shareholders to attend the Annual Meeting of Shareholders. The meeting will be held Tuesday, April 22, 2003, at 11:00 a.m. in the Auditorium of the Company's offices at the Shentel Center, 500 Mill Road, Edinburg, Virginia. Notice of the Annual Meeting, Proxy Statement, and Proxy were mailed to each shareholder on or about March 21, 2003.

FORMS 10-K, 10-Q, and 8-K

      The Company files periodic reports with the Securities and Exchange Commission. The Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, along with any amendments to these reports, are available to shareholders through the Company's website, www.shentel.com. This website also has recent news releases and other information potentially of interest to shareholders.

      A copy of the Company's Annual Report on Form 10-K may also be obtained, without charge, upon written request to Mr. Laurence F. Paxton, Vice President - Finance, Shenandoah Telecommunications Company, P. O. Box 459, Edinburg, VA 22824.

MARKET AND DIVIDEND INFORMATION

      The Company's stock is traded on the NASDAQ National Market under the symbol "SHEN." Information on the high and low sales prices per share of the common stock as reported by the NASDAQ National Market for the last two years is presented in Note 15 to the audited consolidated financial statements appearing elsewhere in this report. NASDAQ trading activity is also available from any stockbroker, or from numerous Internet websites.

      The Company historically has paid an annual cash dividend on or about December 1st of each year. The cash dividend per share was $0.74 in 2002 and $0.70 in 2001. The Company's ability to pay dividends is restricted by its long-term loan agreements. The loan agreements are not expected to limit dividends in amounts that the Company historically has paid.

      As of March 21, 2003, there were approximately 3,958 holders of record of the Company's common stock.

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

                                                      Letter To The Shareholders

March 21, 2003

Dear Shareholder:

      The year 2002 was one of celebration of our past and continued progress towards our future. In early June, we celebrated 100 years of service as an organization, thankful for the customers who allowed us to provide their services and appreciative of the combined efforts of our employees, management, Board members, and our shareholders. During its history, the Company has weathered many periods of poor economic conditions. Although not the worst of those periods, the current general business environment has been very tough, particularly for the telecommunications industry. Despite these external factors, your Company was able to achieve continued improvement in its key operating results, growing its revenues and operating profits, and reducing its debt.

      Last year we reported that relative to the telecommunications industry as a whole we had an excellent year. While 2002 was also a good year, we were not immune to the broader forces that are negatively impacting our industry. On a positive note, our revenues reached a record $93.0 million, an increase of $24.3 million, or 35 percent, over 2001. Our operating income grew to $9.3 million from $6.4 million, or 45 percent. In addition to improving our operating results, we reduced our total debt from $62.6 million to $55.5 million at the end of 2002. Negative factors during the year were the losses on our external investments, the large increase in bad debt expense, and to a lesser degree, the increase in costs from customer bankruptcy filings. The resulting net income for 2002 was $4.5 million, a decrease from $16.4 million reported in 2001. Excluding the gains and losses from our external investments, net income would have been $10.5 million in 2002 and $8.3 million in 2001.

      Industry financial problems had their biggest impact on the value of our external investments. During 2002, we incurred a loss on investments of $10.4 million, compared to a gain of $12.9 million in 2001. As reported last year, the 2001 results included a non-cash gain on exchange of investment securities related to our holdings of VeriSign, Inc. stock. At the beginning of 2002, this stock was worth $11.8 million, but was sold during the year for $2.8 million. Our original investment in VeriSign's predecessor companies was approximately $1.0 million. Total proceeds from all of our sales of stock in VeriSign and its predecessor companies were $8.1 million, or more than eight times our original investment.

      Total net income was also negatively impacted by the uncollectible revenue and associated write-offs in our PCS operation due to the poor payment experience generated largely by Clear PaySM customers. PCS service revenues written off as uncollectible during 2002 increased $2.5 million over the amount written off in 2001. Improvements have been made to the Clear Pay offering to reduce the negative impacts; however, it will take some time to restore our churn and uncollectible percentages to acceptable levels. While not as big of an impact, industry bankruptcy filings further reduced our net income, with some of our telecommunications customers filing for corporate bankruptcy protection during 2002. At the beginning of 2002, we were receiving approximately $303,000 in monthly revenues from three of these customers, but by the end of 2002, after their bankruptcy filings, they were providing about $270,000 per month, an annualized reduction of $396,000. So far in 2003, indications point to continuing problems for our corporate customers that are overextended or having problems meeting their business objectives.

      This past November, the Company announced it had signed an agreement with Verizon Wireless to sell them the Company's 66% general partner interest in the Virginia 10 RSA Limited Partnership for $37 million. This sale was completed on February 28, 2003. This partnership, managed by our Shenandoah Mobile Company subsidiary, did business under the name of Shenandoah Cellular, and operated an analog cellular network covering a population of approximately 198,000 people in the northern Shenandoah Valley of Virginia. In recent years, this partnership interest was a major contributor to our financial performance, producing after tax earnings of $7.4 million and $6.7 million in 2002 and 2001 respectively. While its financial contribution was large, our analog cellular operation was not likely to continue its historical revenue and earnings growth, and at the time of the sale its customer base had declined to about half of its peak in early 2000. We believe our significantly larger digital PCS operation, while currently generating unacceptable losses, has greater potential as a source of long-term earnings growth.

        As a PCS Affiliate of Sprint, we will focus our wireless efforts on providing digital PCS service to a 2.0 million population area in our four-state market region. The expansion of our PCS network has had a negative impact on our net income due to the high level of capital investment and fixed operating costs associated with its build-out. While we continue to believe in the long-term prospects of operating as part of Sprint's nationwide digital network, the current state of affairs for many of the PCS Affiliates Sprint is a cause for concern. Some of the PCS Affiliates have received considerable press about high debt levels and problems meeting their debt covenants. We do not have the same immediate concerns, as we have been able to reduce our overall debt while still meeting our initial contractual build-out obligations. We now have about 240 base stations in service and expect capital spending in our PCS operation to decline. We still need, however, to improve the operating economics of this business. Both Sprint and its affiliates should benefit from increasing economies of scale, higher margin rate plans and services, reducing churn and bad debt, and better market focus.

      Although our wireless efforts consumed a large part of our time and resources during the year, our other operations remained significant contributors to our financial results and provide additional growth opportunities. With the impact of customer bankruptcies, our Telephone subsidiary's net income increased slightly to $7.6 million from $7.2 million in 2001. Our CATV subsidiary achieved a profit in 2002, with net income of $0.3 million compared to a loss of $0.5 million in 2001. ShenTel Service Company, which offers our Internet access services and provides online information services, also earned $0.3 million in 2002, an improvement over its loss of $0.1 million in 2001.

      ShenTel Service Company was recently awarded a one-year, $1.3 million contract from the Virginia Department of Transportation to assist with the continuation of the 511Virginia service. This service provides travel information services along Virginia's Interstate 81 corridor. First started in 1998 as a trial project covering the northern portion of Interstate 81, the 511Virginia project has evolved into a showcase example of how telecommunications technology can be applied to deliver relevant information to those who make use of this important transportation route throughout its entire length in Virginia.

      We have continued to deploy network equipment to provide high speed, Digital Subscriber Line (DSL) capability to our customers. At the end of the year, DSL service was available to approximately 80 percent of our telephone subscribers. Ongoing network enhancements will continue to increase this number, with a long-term goal of eventually making this service available to all of our subscribers. Other network enhancements took place during the year, most importantly the completion of our diverse Northern Virginia fiber route, providing increased reliability to this critical part of our extensive interstate fiber network.

      There are many employees who contribute to our ongoing efforts to provide good service to our customers and to economically grow our business. As a growing company, when we completed the cellular sale we were able to offer transfers to all ten employees involved in its daily operations. Our growth also allows some employees to build long-term careers with our Company. One such employee is Ray Hawkins, who retired from Shenandoah Telephone Company after more than 42 years of service. Ray was a classic "telephone man," dedicated to putting the customer's needs first. His career started in the days when telephone networks had cross arms and open wire, and ended in today's world of fiber optics and wireless. He will be missed as a member of our team, but he retires with the thanks of all of us that he has helped along the way.

      The telecommunications industry is still suffering from the excesses of the late 1990's. Our Company fortunately avoided these excesses, and our stock price again performed well against the general market and the telecommunications sector in 2002. The Proxy Statement provides a five-year shareholder return graph showing that $100 invested in Shentel stock at the end of 1997 would have been worth $281 as of the end of 2002, a compound annual growth rate of 23 percent. For the same time period, $100 invested in a fund indexed to the NASDAQ US market would have been worth $86, an annual decline of 3 percent. Investing in the S&P's Integrated Telecommunications Services group of stocks would have resulted in the $100 declining to $67 by the end of 2002, an annual decline of 8 percent.

      While generally avoiding the overall market and industry declines, our stock can have large up and down movements. Recent price levels are a case in point, as the stock has been trading in the low $30's, down from its closing price of $48.56 at the end of 2002. Every investor may have his or her own theory or explanation for a decline such as this. The sale of our cellular partnership interest, problems between Sprint and its PCS Affiliates, and ongoing financial and regulatory uncertainty for our industry, are all possible factors. The average trading volume of Shentel shares has been increasing. It is still not large enough, however, to easily accommodate sales of large quantities of stock without creating a temporary oversupply of shares, and thus putting additional downward pressure on the price.

      Although drops in share price make investors uneasy, management's focus must remain on long-term growth in the Company's earnings, and not on short-term variations of stock prices. Over time, earnings growth should drive the value of our stock, and therefore our shareholders' investment. Accomplishing this growth has been, and will remain, our primary goal.

For the Board of Directors,


Christopher E. French
President

                                                               Senior Management


                                     (Picture)


       Left to right: David K. MacDonald, VP-Engineering and Construction,
         Laurence F. Paxton, VP-Finance, William L. Pirtle, VP-Personal
            Communications Service, Christopher E. French, President,
                   David E. Ferguson, VP-Customer Service, and
                    Marcia J. Engle, Human Resources Manager

                                                          Comparative Highlights
                           (Dollar figures in thousands, except per share data.)


                                                                                   Increase
                                                       December 31,               (Decrease)
                                                    2002          2001       Amount       Percent
                                                -----------    ----------   --------      -------
Operating Revenues                              $    92,957    $   68,704   $ 24,253        35.3%
Operating Expenses                                   83,619        62,280     21,339        34.3%
Income Taxes (Benefit)                               (2,109)        5,811     (7,920)     (136.3%)
Interest Expense                                      4,195         4,127         68         1.6%
Income (Loss) from Continuing Operations             (2,893)        9,694    (12,587)     (129.8%)
Discontinued Operations, net of taxes                 7,412         6,678        734        11.0%
Net Income                                            4,519        16,372    (11,853)      (72.4%)
Income (Loss) per Share from Continuing
    Operations - diluted                              (0.77)         2.57      (3.34)     (130.0%)
Income per Share from Discontinued
     Operations - diluted                              1.97          1.77       0.20        11.3%
Income per Share - diluted                             1.20          4.34      (3.14)      (72.4%)
Cash Dividend per Share                                0.74          0.70       0.04         5.7%
Percent Return on Equity                                5.9          21.9      (16.0)      (73.1%)
Common Shares Outstanding                         3,775,909     3,765,478     10,431         0.3%
No. of Shareholders                                   3,954         3,752        202         5.4%
No. of Employees (full-time equivalent)                 268         252.5       15.5         6.1%
Wages & Salaries                                $    10,051    $    8,994      1,057        11.8%
Investment in Net Plant                             132,152       124,832      7,320         5.9%
Capital Expenditures                                 23,015        28,543     (5,528)      (19.4%)

Shenandoah Telecommunications Celebrates its 100th Anniversary

      In 2002, Shenandoah Telecommunications Company celebrated 100 years of service to the residents of Shenandoah County, Virginia and its surrounding areas. Numerous events were planned to recognize and show appreciation for the role of our employees, shareholders, and customers in achieving this milestone of service.

                                    [PHOTO]
                         Display of Company memorabilia

      To start the official celebration, the Company's customers were mailed an eight-page publication depicting our rich history. Articles and anecdotes from present and former employees were included which told of our roots as The Farmers' Mutual Telephone System of Shenandoah County, when the local farmers constructed and maintained the lines. The involvement of local owners established a solid foundation for the future evolution into the state of the art telecommunications company we are today.

      A full-page ad appeared in local newspapers on Thursday, June 6th, listing the names of all 264 current employees and giving recognition to their contributions to the success of the Company. On Thursday and Friday nights receptions were held for employees at Edinburg, Virginia and Carlisle, Pennsylvania. At the receptions, employees were given a gift of one share of stock for each year of service. This grant, totaling 2,327 shares, was made from the Stock Incentive Plan and represented the combined years of service of the Company's 264 employees.

      On Saturday, June 8, 2002, a banquet was held at the Shentel Center that was attended by more than 100 state and local dignitaries, shareholders, relatives of past Company leaders, and industry friends. Invited guests received a 1902 Morgan silver dollar and a 2002 Eagle silver dollar, representing the Company's accomplishments in the past, and our hopes for success in the future.

      Judge I. Clinton Miller, Chairman of the Virginia State Corporation Commission and former state delegate, served as master of ceremonies at the catered affair. Warren B. French, Jr., Chairman Emeritus, spoke on the Company's past accomplishments, and Christopher E. French, President and CEO, gave a brief overview of current operations and an outlook for the future.

                                    [PHOTO]
           Visitors browse one of the many exhibits at the Open House.

      As a gift of appreciation to the citizens of Shenandoah County, the Directors of the Shentel Foundation announced at the banquet that the Foundation desired to make a grant of up to $500,000 to help the County fund the establishment of a Cultural Center for its citizens. This grant is dependent upon the successful results of a feasibility study, which was partially funded by the Shentel Foundation, to establish a Cultural Center at the old Edinburg School.

      To cap off the Anniversary celebration, the public was invited to an open house on Sunday, June 9, 2002. A museum of items that played an important role in the history of the Company's telecommunications services was on display at the Shentel Center. During the open house, tours were also given at the Shentel Corporate offices, the Customer Service Building, and the Newman Service Building.

Travel Information Service Continues Expansion

      In January 2003, the Virginia Department of Transportation (VDOT) awarded a twelve-month, $1.3 million contract to ShenTel Service Company for the provisioning of traveler information services along the Interstate 81 corridor. ShenTel has been involved in providing traffic and travel information services since 1998. Initially started as a trial project, the service evolved to become Travel Shenandoah in 2000. In February 2002, the name was changed to 511Virginia to reflect its expansion beyond the northern Shenandoah Valley, and to incorporate use of the 511 code which has been reserved nationwide for travel information services. Today 511Virginia serves 35 counties along the 325-mile Interstate 81 corridor, which has a resident population of 1.4 million.

      Traveler information is accessed by dialing the abbreviated code 511 where currently available, and then interacting with an advanced voice-recognition system. Where the 511 code has not yet been activated, customers may access the service by dialing 1-800-578-4111, or through the Internet website www.511Virginia.org. In addition to information on traffic and road conditions, users of 511Virginia can receive information on lodging, tourist attractions, restaurants, and shopping.

                                    [PHOTO]
   Variable message sign recently installed on Interstate 81 alerts travelers to dial 511 for travel information.



      Virginia was the first state to offer traveler services beyond traditional transportation-related information, and the second to apply voice recognition technology. It is currently one of twelve states making use of the 511 code to provide access to the service. ShenTel Service Company has played a significant role in the development of these traveler information services, and the application of new technologies to enhance their functionality.

      The original travel information effort was a public-private partnership between ShenTel, VDOT, and the Virginia Tech Transportation Institute (VTTI). VTTI continues to be the statistical data clearinghouse for 511Virginia, compiling information from VDOT, the Virginia State Police, and other sources to keep the 511Virginia data current.

      The campaign to promote 511 began with VDOT placing blue 511 signs every 12 to 15 miles along Interstate 81. Variable message boards have been added along the interstate to advise travelers to "Dial 511" in case of bad weather or traffic incidents. Other forms of 511 marketing include rack card distribution at rest stops, information centers, restaurants, and other locations frequented by interstate travelers. ShenTel publishes a quarterly newsletter on 511Virginia which focuses on the growth and use of 511 and features businesses that use 511 to market their products and services. The newsletter is distributed along the Interstate 81 corridor to businesses, chambers of commerce, and visitor centers.

      More and more people are taking advantage of the traveler information available through 511Virginia. In its first full month of operation, the system received approximately 750 calls. By February of 2003, the average monthly call volume had increased to 25,000.

      The Virginia Department of Transportation hopes to provide the 511Virginia service statewide by 2005. ShenTel is in a position to play a major role in this future expansion.

A Challenging Year for PCS

      Our PCS operation made some notable network enhancements during 2002. During the first half we upgraded the entire network to offer third generation service known as 3G, and introduced PCS VisionSM from Sprint service to our customers in August. Using the enhanced network capabilities of 3G, PCS Vision allows customers to use their handsets to send and receive email, take pictures and share them with friends and family, download games and ring tones, and surf the Internet, all at average speeds of 50-70 kbps (peak speed is 144 kbps), which rivals wireline dial-up Internet access. The same 3G hardware upgrade significantly increased the voice handling capabilities of the network to accommodate the continued growth in voice traffic. In 2002 we added 53 new base stations to the network to expand our coverage area, and we upgraded several existing base stations to accommodate continued growth in voice and data traffic. These enhancements were quickly put to use, as by the end of 2002 the Company had approximately 67,800 Sprint wireless customers, a 43 percent increase from the previous year.

      Marketing of new service plans within our PCS business presented far greater challenges. In the spring of the year, the Company determined that the Clear Pay program, designed for credit challenged customers, was not producing the results we expected. We therefore chose to significantly scale back our participation in this program. The addition of a large number of credit challenged customers added towards the end of 2001 and the beginning of 2002 led to increased cancellations of service (churn), and increased bad debt expense as customers failed to pay their bills. Our second quarter implementation of additional deposit requirements, combined with re-focusing the efforts of our employees and third party retailers, helped to improve the credit quality of our customer base. In the middle of the year churn started to return to more normal levels and towards the end of the year bad debt associated with Sprint wireless customers was decreasing as well. The Company will continue requiring larger deposits from credit challenged customers who wish to use our wireless service offerings.

      With the substantial alterations to the Clear Pay program, the nature of our retail sales was modified. In conjunction with the deposit requirement changes, our retail sales team focused on our relationships with national retail partners. In some instances our efforts paid immediate benefits in the form of increased sales and improved customer care, particularly in the Quad State region from Harrisonburg, Virginia to Chambersburg, Pennsylvania. However, in the remainder of our market area in Central Pennsylvania, retail sales by our own stores, as well as by third party channels, were slower to improve, and will require continued focus and attention.

      Our business sales team altered its sales approach to take advantage of our PCS Vision network and improve our financial performance. Instead of focusing primarily on the sale of handsets, the team shifted to showing the value of applying Sprint wireless products and services to meet tangible business needs. With the advanced capabilities of Sprint's enhanced nationwide digital network, such as wireless-enabled Personal Digital Assistants and wireless Internet access, businesses that use Sprint wireless products and services can improve their productivity and their bottom lines.

DSL Service Available to Large Majority of Shentel Customers

      Digital Subscriber Line (DSL) is a high-speed, broadband access technology that works over the wireline telephone network. Subject to distance limitations, DSL can provide data and Internet transmission rates which greatly exceed the speeds available over a regular dial-up connection.

                                     [PHOTO]
                  Mike Moton works on remote DSL equipment used
                       to extend the reach of the service.

      While there has been considerable discussion in the press concerning the lack of broadband access in rural areas, Shentel recognized early on the need to make these services available to residences and businesses served by its local network. Beginning with vendor selection and testing in 1999, Shentel undertook a focused effort to deploy DSL equipment in all of its local serving area exchanges. With an initial investment of $500,000, DSL services were launched in 2000. At that time, approximately 60 percent of the homes and businesses located in Basye, Edinburg, Fort Valley, Mt. Jackson, New Market, Strasburg, Toms Brook, and Woodstock, as well as Bergton in Rockingham County, were capable of receiving DSL.

                                     [PHOTO]
                       Josh Rhinehart performs maintenance
                            on DSL network equipment.

      Since the initial service launch, technology enhancements have allowed Shentel to extend the range of its DSL capabilities. By the end of 2002, the availability of DSL had grown to approximately 80 percent of the homes and businesses served by Shentel. In the more densely populated areas of Shenandoah County, such as Woodstock and Strasburg, DSL availability is approaching 95 percent. During 2002 we also successfully launched DSL services in adjacent Warren County. Through coordination with that area's local telephone company, Shentel offers high-speed Internet access to Shentel Internet customers located outside our Telephone subsidiary's present serving area.

      As technology advancements permit, Shentel will continue its efforts to expand DSL services into the remaining parts of our local telephone serving area. Our ultimate goal is to make these services available to every household and business. At the end of 2002, over 650 Shentel customers were enjoying the benefits of DSL to obtain high-speed access to the Internet. We expect continued growth in the future, as broadband service becomes increasingly essential to the Internet experience. As with the introduction of many new technologies over the Company's history, Shentel was an early provider of these advanced services, in many cases making them available for our rural communities before they were introduced to other more populated areas of the country.

Board of Directors

    (PICTURE)                                  (PICTURE)                                (PICTURE)
                      Douglas C. Arthur                        Ken L. Burch                            Harold Morrison, Jr.
                       Attorney-at-Law,                         Farmer                                  Chairman of the
                       Arthur and Allamong                                                              Board, Woodstock
                                                                                                        Garage, Inc. (an auto
                                                                                                        sales and repair firm)


    (PICTURE)                                  (PICTURE)                                (PICTURE)
                      Noel M. Borden                           Christopher E. French                   Zane Neff
                       Retired President,                        President,                             Retired Manager, Hugh
                       H. L. Borden Lumber                       Shenandoah                             Saum Company, Inc.
                       Company (a retail                         Telecommunications                     (a hardware and
                       building materials                        Company and its                        furniture store)
                       firm)                                     subsidiaries

    (PICTURE)                                  (PICTURE)                                (PICTURE)
                      Dick D. Bowman                           Grover M. Holler, Jr.                   James E. Zerkel II
                       President, Bowman                         President, Valley                      Vice President,
                       Bros., Inc. (a farm                       View, Inc.                             James E. Zerkel, Inc.
                       equipment dealer)                         (a real estate                         (a hardware firm)
                                                                  developer)

Five-Year Summary of Selected Financial Data
(Dollar figures in thousands, except per share data.)

                                                    2002               2001              2000              1999              1998
                                                -----------         ----------        ----------        ----------        ----------
Operating Revenues                              $    92,957         $   68,704        $   44,426        $   29,684        $   26,230
Operating Expenses                                   83,619             62,280            39,048            24,607            20,885
Income Taxes (Benefit)                               (2,109)             5,811             2,975             1,729             2,148
Interest Expense                                      4,195              4,127             2,936             1,951             1,706

Income (Loss) from Continuing
  Operations                                    $    (2,893)        $    9,694        $    5,091        $    2,927        $    3,346
Discontinued Operations, net of tax                   7,412              6,678             4,764             3,501             2,258
Net Income                                            4,519             16,372             9,855             6,428             5,604
Total Assets                                        164,004            167,372           152,585           133,644            94,137
Long-term Obligations                                52,043             56,436            55,487            33,030            29,262

Shareholder Information
   Number of Shareholders                             3,954              3,752             3,726             3,683             3,654
   Shares Outstanding                             3,775,909          3,765,478         3,759,231         3,755,760         3,755,760
Income (Loss) per share from
 Continuing Operations-diluted                  $     (0.77)        $     2.57        $     1.35        $     0.78        $     0.89
Income per share from
 Discontinued Operations-diluted                       1.97               1.77              1.26              0.93              0.60
Net Income per share-diluted                           1.20               4.34              2.61              1.71              1.49
Cash Dividends per share                               0.74               0.70              0.66              0.56              0.51

                                           SHENANDOAH TELECOMMUNICATIONS COMPANY
                                                                AND SUBSIDIARIES
                                                       2002 Financial Statements

                          INDEPENDENT AUDITORS' REPORT

[LOGO]

The Board of Directors and Shareholders
Shenandoah Telecommunications Company:

We have audited the accompanying consolidated balance sheets of Shenandoah Telecommunications Company and subsidiaries (the Company), as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity and comprehensive income (loss), and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Shenandoah Telecommunications Company and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1 to the consolidated financial statements, the Company changed its method of accounting for goodwill in 2002.


                                        /s/ KPMG LLP

Richmond, Virginia
February 14, 2003, except as to Note 2,
     which is as of February 28, 2003

                          INDEPENDENT AUDITORS' REPORT

McGLADREY & PULLEN, LLP
Certified Public Accountants
[LOGO]

The Board of Directors and Shareholders
Shenandoah Telecommunications Company
Edinburg, Virginia

We have audited the accompanying consolidated balance sheet of Shenandoah Telecommunications Company and Subsidiaries as of December 31, 2000, and the related consolidated statement of income, shareholders' equity and comprehensive income (loss), and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Shenandoah Telecommunications Company and Subsidiaries as of December 31, 2000, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.


                                                    /s/ McGladrey & Pullin, LLP

Richmond, Virginia
January 26, 2001

SHENANDOAH TELECOMMUNICATIONS COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2002, 2001 and 2000
in thousands

ASSETS (Note 5)                                                    2002            2001            2000
-------------------------------------------------------------------------------------------------------
Current Assets
      Cash and cash equivalents                                $  2,209        $  2,037        $  2,545
      Accounts receivable (Notes 1 and 8)                         7,536           5,739           5,199
      Income taxes receivable                                        12           1,205           2,052
      Materials and supplies                                      1,787           2,934           2,627
      Prepaid expenses and other                                  2,205           1,146             847
      Deferred income taxes (Note 6)                              1,197             575             292
      Assets held for sale (Note 2)                               5,548           2,973           2,945
                                                               ----------------------------------------
               Total current assets                              20,494          16,609          16,507
                                                               ----------------------------------------
Securities and Investments (Notes 3 and 8)
      Available-for-sale securities                                 151          12,025          11,771
      Other investments                                           7,272           6,438           6,996
                                                               ----------------------------------------
               Total securities and investments                   7,423          18,463          18,767
                                                               ----------------------------------------
Property, Plant and Equipment
      Plant in service (Note 4)                                 184,069         154,345         117,178
      Plant under construction                                    5,209          14,960          29,350
                                                               ----------------------------------------
                                                                189,278         169,305         146,528
      Less accumulated depreciation                              57,126          44,473          38,140
                                                               ----------------------------------------
               Net property, plant and equipment                132,152         124,832         108,388
                                                               ----------------------------------------
Other Assets
      Assets held for sale (Note 2)                                  --           3,272           3,420
      Cost in excess of net assets of business acquired           5,105           5,105           5,105
      Deferred charges and other assets (Note 1)                    667           1,452             909
      Radio spectrum license                                         --              --           1,341
                                                               ----------------------------------------
                                                                  5,772           9,829          10,775
      Less accumulated amortization                               1,837           2,361           1,852
                                                               ----------------------------------------

               Net other assets                                   3,935           7,468           8,923
                                                               ----------------------------------------
               Total assets                                    $164,004        $167,372        $152,585
                                                               ========================================


See accompanying notes to consolidated financial statements.

                  (Continued)

                          SHENANDOAH TELECOMMUNICATIONS COMPANY AND SUBSIDIARIES
                                                     CONSOLIDATED BALANCE SHEETS
                                                December 31, 2002, 2001 and 2000
                                                                    in thousands

LIABILITIES AND SHAREHOLDERS' EQUITY                                    2002             2001            2000
--------------------------------------------------------------------------------------------------------------
Current Liabilities
        Current maturities of long-term debt (Note 5)               $   4,482         $  4,387        $  2,403
        Revolving line of credit (Note 5)                               3,503            6,200              --
        Accounts payable (Note 7)                                       5,003            5,128           9,096
        Advanced billings and customer deposits                         3,538            2,652           1,294
        Refundable equipment payment (Note 7)                              --               --           3,871
        Accrued compensation                                            1,268            1,084             996
        Other current liabilities                                       1,564            1,455           1,467
        Current liabilities held for sale (Note 2)                        542              735           1,212
                                                                    ------------------------------------------
               Total current liabilities                               19,900           21,641          20,339
                                                                    ------------------------------------------
Long-term debt, less current maturities (Note 5)                       47,561           52,049          53,084
                                                                    ------------------------------------------
Other Liabilities
        Deferred income taxes (Note 6)                                 15,859           14,977           9,510
        Pension and other (Note 9)                                      2,441            2,265           1,602
                                                                    ------------------------------------------
               Total other liabilities                                 18,300           17,242          11,112
                                                                    ------------------------------------------
Minority Interests in discontinued operations                           1,666            1,838           1,715
                                                                    ------------------------------------------
Commitments and Contingencies (Notes 2,3,5,6,7,9,12,13)

Shareholders' Equity (Notes 5 and 10)
        Common stock, no par value, authorized 8,000 shares;
        issued and outstanding 3,776 shares in 2002, 3,765
        shares in 2001, and 3,759 shares in 2000                        5,246            4,950           4,817
        Retained earnings                                              71,335           69,610          55,873
        Accumulated other comprehensive income (Note 3)                    (4)              42           5,645
                                                                    ------------------------------------------
               Total shareholders' equity                              76,577           74,602          66,335
                                                                    ------------------------------------------

               Total liabilities and shareholders' equity           $ 164,004         $167,372        $152,585
                                                                    ==========================================

See accompanying notes to consolidated financial statements.

SHENANDOAH TELECOMMUNICATIONS COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2002, 2001 and 2000 in thousands, except per share amounts

                                                                             2002             2001            2000
--------------------------------------------------------------------------------------------------------------------
Operating revenues:
         Wireless  (Notes 7 and 8)                                        $ 57,867         $ 36,133         $ 14,911
         Wireline                                                           28,738           27,468           24,480
         Other                                                               6,352            5,103            5,035
                                                                          ------------------------------------------
                 Total operating revenues                                   92,957           68,704           44,426
                                                                          ------------------------------------------
Operating expenses:
      Cost of goods and services                                            10,485            7,392            5,743
      Network operating costs (Note 8)                                      32,511           26,756           14,979
      Depreciation and amortization                                         14,482           11,263            6,759
      Selling, general and administrative                                   26,141           16,869           11,567
                                                                          ------------------------------------------
                 Total operating expenses                                   83,619           62,280           39,048
                                                                          ------------------------------------------
                 Operating income                                            9,338            6,424            5,378
                                                                          ------------------------------------------
Other income (expense):
      Interest expense                                                      (4,195)          (4,127)          (2,936)
      Net gain (loss) on investments (Note 3)                              (10,004)          12,943            5,602
      Non-operating income (expense), net                                     (141)             265               22
                                                                          ------------------------------------------
                                                                           (14,340)           9,081            2,688
                                                                          ------------------------------------------
Income (loss) before income taxes and discontinued operations               (5,002)          15,505            8,066

Income tax provision (benefit) (Note 6)                                     (2,109)           5,811            2,975
                                                                          ------------------------------------------
         Income (loss) from continuing operations                           (2,893)           9,694            5,091

Discontinued operations, net of income taxes  (Note 2 )                      7,412            6,678            4,764
                                                                          ------------------------------------------

                 Net income                                               $  4,519         $ 16,372         $  9,855
                                                                          ==========================================

Income (loss) per share: Basic Net income (loss) per share:
        Continuing operations                                             $  (0.77)        $   2.58         $   1.35
        Discontinued operations                                               1.97             1.77             1.27
                                                                          ------------------------------------------
                                                                          $   1.20         $   4.35         $   2.62
                                                                          ==========================================
        Weighted average shares outstanding, basic                           3,771            3,761            3,757
                                                                          ==========================================
     Diluted Net income per share:
        Continuing operations                                             $  (0.77)        $   2.57         $   1.35
        Discontinued operations                                               1.97             1.77             1.26
                                                                          ------------------------------------------
                                                                          $   1.20         $   4.34         $   2.61
                                                                          ==========================================

        Weighted average shares, diluted                                     3,771            3,774            3,771
                                                                          ==========================================

See accompanying notes to consolidated financial statements.

                          SHENANDOAH TELECOMMUNICATIONS COMPANY AND SUBSIDIARIES
                                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                                 AND COMPREHENSIVE INCOME (LOSS)
                                    Years Ended December 31, 2002, 2001 and 2000
                                          in thousands, except per share amounts

                                                                                                        Accumulated
                                                                                                           Other
                                                                               Common       Retained    Comprehensive
                                                                  Shares        Stock       Earnings        Income          Total
----------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 2000                                           3,756       $ 4,734      $ 48,499       $ 17,042       $ 70,275
     Comprehensive income:
        Net income                                                    --            --         9,855             --          9,855
        Net unrealized change in
           securities available-for-sale,
           net of tax of $6,974                                       --            --            --        (11,397)       (11,397)
                                                                                                                          --------
            Total comprehensive loss                                                                                        (1,542)
                                                                                                                          --------
     Dividends declared ($0.66 per share)                             --            --        (2,481)            --         (2,481)
     Common stock issued through
        exercise of incentive stock
        options                                                        3            83            --             --             83
                                                                 -----------------------------------------------------------------

Balance, December 31, 2000                                         3,759         4,817        55,873          5,645         66,335
     Comprehensive income:
        Net income                                                    --            --        16,372             --         16,372
        Net unrealized change in
           securities available-for-sale,
           net of tax of $3,482                                       --            --            --         (5,603)        (5,603)
                                                                                                                          --------
            Total comprehensive income                                                                                      10,769
                                                                                                                          --------
     Dividends declared ($0.70 per share)                             --            --        (2,635)            --         (2,635)
     Common stock issued through
        exercise of incentive stock
        options                                                        6           133            --             --            133
                                                                 -----------------------------------------------------------------

Balance, December 31, 2001                                         3,765         4,950        69,610             42         74,602
      Comprehensive income
         Net income                                                   --            --         4,519             --          4,519
         Net unrealized change in
            securities available-for-sale,
            net of tax of $29                                         --            --            --            (46)           (46)
                                                                                                                          --------
             Total comprehensive income                                                                                      4,473
                                                                                                                          --------
      Dividends declared ($0.74 per share)                            --            --        (2,794)            --         (2,794)
      Common stock issued through
           exercise of incentive stock
           options and stock grants                                   11           296            --             --            296
                                                                 -----------------------------------------------------------------
      Balance, December 31, 2002                                   3,776       $ 5,246      $ 71,335       $     (4)      $ 76,577
                                                                 =================================================================

See accompanying notes to consolidated financial statements.

SHENANDOAH TELECOMMUNICATIONS COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2002, 2001 and 2000 in thousands

                                                                         2002           2001           2000
-------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
      Income (loss) from continuing operations                         $ (2,893)      $  9,694       $  5,091
      Adjustments to reconcile net income to net cash
      provided by operating activities:
        Depreciation                                                     14,476         10,540          6,434
        Amortization                                                          6            723            325
        Deferred income taxes                                               289          8,666            130
        Loss on disposal of assets                                          739            506             15
        Net (gain) loss on disposal of investments                        9,034        (14,162)        (5,178)
        Net (gain) loss from patronage and equity
           investments                                                      393            789           (975)
        Other                                                               443            987            263
        Changes in assets and liabilities:
            (Increase) decrease in:
               Accounts receivable                                       (1,797)          (864)        (1,552)
               Materials and supplies                                     1,147           (307)         1,105
            Increase (decrease) in:
               Accounts payable                                           1,067         (3,968)         6,633
               Other prepaids, deferrals and accruals                       120         (2,263)        (2,160)
                                                                       --------------------------------------

               Net cash provided by operating activities                 23,024         10,341         10,131
                                                                       --------------------------------------

Cash Flows From Investing Activities
      Purchase and construction of plant and equipment, net
         of retirements                                                 (22,612)       (27,972)       (44,034)
      Purchase of investment securities                                  (1,775)        (1,250)        (2,787)
      Proceeds from sale of equipment                                        77            482             --
      Proceeds from sale of radio spectrum license                           --          1,133             --
      Proceeds from sale of securities (Note 3)                           3,301          5,842          7,615
      Other, net                                                             --             --            154
                                                                       --------------------------------------

               Net cash used in investing activities                    (21,009)       (21,765)       (39,052)
                                                                       --------------------------------------

(Continued)

                          SHENANDOAH TELECOMMUNICATIONS COMPANY AND SUBSIDIARIES
                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                                    Years Ended December 31, 2002, 2001 and 2000
                                                                    in thousands

                                                                     2002           2001           2000
---------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities
     Proceeds from issuance of long-term debt                      $     --       $ 24,641       $ 24,120
     Principal payments on long-term debt                            (4,393)       (23,692)        (1,663)
     Net proceeds from lines of credit                               (2,697)         6,200             --
     Debt issuance costs                                                 --           (175)            --
     Dividends paid                                                  (2,794)        (2,635)        (2,481)
     Proceeds from exercise of incentive stock options                  296            133             83
                                                                   --------------------------------------

                Net cash provided by (used in) financing
                activities                                           (9,588)         4,472         20,059
                                                                   --------------------------------------

Net cash used in continuing operations                               (7,573)        (6,952)        (8,862)
Net cash provided by discontinued operations                          7,745          6,444          6,204
                                                                   --------------------------------------

                Net increase (decrease) in cash and cash
                equivalents                                             172           (508)        (2,658)

Cash and cash equivalents:
     Beginning                                                        2,037          2,545          5,203
                                                                   --------------------------------------
     Ending                                                        $  2,209       $  2,037       $  2,545
                                                                   ======================================
Supplemental Disclosures of Cash Flow Information
     Cash payments for:
         Interest, net of capitalized interest of $93 in
          2002; $134 in 2001; and $301 in 2000                     $  4,274       $  4,217       $  3,057
                                                                   ======================================

         Income taxes                                              $  1,045       $    506       $  8,656
                                                                   ======================================

Non-cash transactions:

      During 2002, the Company issued 2,327 shares of Company stock to employees valued at $0.1 million in recognition of the Company's 100th year anniversary.

      In December 2001, the Company received 310,158 shares of VeriSign Inc. common stock in exchange for 333,504 shares of Illuminet Holdings, Inc. stock as a result of the merger of the two entities.

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

SHENANDOAH TELECOMMUNICATIONS COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.  Summary of Significant Accounting Policies

Description of business: Shenandoah Telecommunications Company and subsidiaries (the Company) provides telephone service, wireless personal communications service (PCS) under the Sprint brand name, cable television, unregulated communications equipment sales and services, Internet access, and paging services. In addition, the Company leases towers and operates and maintains an interstate fiber optic network. The Company's operations are located in the four state region surrounding the Northern Shenandoah Valley of Virginia. Operations follow the Interstate 81 corridor, through West Virginia, Maryland and into South-Central Pennsylvania. The Company is the exclusive PCS Affiliate of Sprint providing wireless mobility communications network products and services in the geographic area extending from Altoona, Harrisburg and York, Pennsylvania, south through Western Maryland, and the panhandle of West Virginia, to Harrisonburg, Virginia. The Company is licensed to use the Sprint brand name in this territory, and operates its network under the Sprint radio spectrum license (see
Note 7). A summary of the Company's significant accounting policies follows:

Principles of consolidation: The consolidated financial statements include the accounts of all wholly-owned subsidiaries and other entities where effective control is exercised. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of estimates: Management of the Company has made a number of estimates and assumptions related to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Management reviews its estimates, including those related to recoverability and useful lives of assets as well as liabilities for income taxes and pension benefits. Changes in facts and circumstances may result in revised estimates and actual results could differ from those reported estimates.

Cash and cash equivalents: The Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents. The Company places its temporary cash investments with high credit quality financial institutions. At times, these investments may be in excess of FDIC insurance limits. Cash and cash equivalents were $2.2 million, $2.0 million, and $2.5 million at December 31, 2002, 2001 and 2000, respectively.

Accounts receivable: Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on historical write-off experience and by industry and national economic data. The Company reviews its allowance for doubtful accounts monthly. Past due balances meeting specific criteria are reviewed individually for collectibility. All other balances are reviewed on a pooled basis. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Accounts receivable are concentrated among customers within the Company's geographic service area and large telecommunications companies. The Company's reserve for uncollectible receivables related to continuing operations was $914 thousand, $650 thousand and $325 thousand at December 31, 2002, 2001 and 2000, respectively.

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

      Available-for-Sale Securities: Debt and equity securities classified as available-for-sale consist of securities which the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available-for-sale would be based on various factors, including changes in market conditions, liquidity needs and similar criteria. Available-for-sale securities are recorded at fair value as determined by quoted market prices. Unrealized holding gains and losses, net of the related tax effect, are excluded from earnings and are reported as a separate component of other comprehensive income until realized. Realized gains and losses are determined on a specific identification basis. A decline in the market value of any available-for-sale security below cost that is deemed to be other than temporary results in a reduction in the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established.

      Investments Carried at Cost: Investments in common stock in which the Company does not have a significant ownership (less than 20%) and for which there is no ready market, are carried at cost. Information regarding investments carried at cost is reviewed continuously for evidence of impairment in value. Impairments are charged to earnings and a new cost basis for the investment is established.

      Equity Method Investments: Investments in partnerships and unconsolidated corporations where the Company's ownership is 20% or more are reported under the equity method. Under this method, the Company's equity in earnings or losses of investees is reflected in net income. Distributions received reduce the carrying value of these investments. The Company would recognize a loss when there is a decline in value in the investment which is other than a temporary decline.

Materials and supplies: New and reusable materials are carried in inventory at the lower of average cost or market. Inventory held for sale, such as telephones and accessories, are carried at the lower of average cost or market. Non-reusable material is carried at estimated salvage value.

Property, plant and equipment: Property, plant and equipment is stated at cost. The Company capitalizes all costs associated with the purchase, deployment and installation of property, plant and equipment, including interest on major capital projects during the period of their construction. Expenditures, including those on leased assets, which extend the useful life or increase its utility, are capitalized. Maintenance expense is recognized when repairs are performed. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets. Depreciation expense for continuing operations was approximately 8.6%, 8.3% and 6.6% of average depreciable assets for the years 2002, 2001 and 2000, respectively. Depreciation lives are assigned to assets based on their estimated useful lives in conjunction with industry and regulatory guidelines, where applicable. Such lives, while similar, may exceed the lives that would have been used if the Company did not operate certain segments of the business in a regulated environment. The Company takes technology changes into consideration as it assigns the estimated useful lives, and monitors the remaining useful lives of asset groups to reasonably match the remaining economic life with the useful life and makes adjustments where necessary.

Cost in excess of net assets of business acquired: In June 2001, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards (SFAS) No.142, Goodwill and Other Intangible Assets, which eliminates amortization of goodwill and intangible assets that have indefinite useful lives and requires annual tests of impairment of those assets. SFAS No. 142 also provides specific guidance about how to determine and measure goodwill and intangible asset impairments, and requires additional disclosures of information about goodwill and other intangible assets. The provisions of SFAS No. 142 are required to be applied starting with fiscal years beginning after December 15, 2001 and applied to all goodwill and other intangible assets recognized in financial statements at that date. In connection with SFAS No. 142 transitional goodwill impairment evaluation, the Statement requires the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company identified its reporting units and determined the carrying value of each unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002.

Goodwill represents the excess of purchase price over fair value of tangible net assets acquired. Prior to adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over the expected periods to be benefited, which was 15 years for the Company. SFAS No. 142 required transitional goodwill impairment evaluation beginning January 1, 2002. Subsequent to adoption, amortization of goodwill ceased, and the goodwill balance is reviewed annually for impairment. No impairment of goodwill was required to be recorded in 2002. With the implementation of SFAS No. 142, there was no goodwill amortization charged to the operation in 2002, while expense was $360 thousand per year for 2001 and 2000, and the unamortized goodwill as of December 31, 2002 was approximately $3.2 million.

The following table reconciles previously reported net income as if the provisions of SFAS No. 142 were in effect for the years ended December 31, 2001 and 2000:

                                            2002          2001           2000
                                          --------      --------       --------
                                                     (in thousands)
      Reported net income                 $  4,519      $ 16,372       $  9,855
      Add back goodwill amortization            --           360            360
      Deduct income tax benefit                 --          (137)          (137)
                                          --------      --------       --------
                    Adjusted net income   $  4,519      $ 16,595       $ 10,078
                                          ========      ========       ========

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

Income taxes: Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company evaluates the recoverability of tax assets generated on a state by state basis from net operating losses apportioned to that state. Management uses a more likely than not threshold to make that determination and has established a valuation allowance against the tax assets, in case they may not be recoverable.

Revenue recognition: Revenues are recognized by the Company based on the various types of transactions generating the revenue. For equipment sales, revenue is recognized when the sales transaction is complete. For services, revenue is recognized as the services are performed. Beginning in 2000, coinciding with the inception of activation fees in its PCS segment, nonrefundable PCS activation fees and the portion of the activation costs deemed to be direct costs of acquiring new customers (primarily activation costs and credit analysis costs) are deferred and recognized ratably over the estimated life of the customer relationship, which is currently 30 months. The amounts of deferred revenue at December 31, 2002, 2001 and 2000 were $1.5 million, $1.2 million and $0.4 million, respectively. The deferred costs at December 31, 2002, 2001 and 2000 were $0.7 million, $0.7 million and $0.3 million, respectively.

The Company records its PCS service revenue net of the 8% royalty fee that is paid to Sprint. Sprint retains 8% of all collected service revenue from subscribers whose service home is in the Company's territory. Additionally, Sprint retains 8% of the roaming revenue generated by non-Sprint wireless subscribers who use the Company's network.

Stock Option Plan: To account for its fixed plan stock options, the Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including Financial Accounting Standards Board
(FASB) Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25 issued in March 2000. Under this method, compensation expense is recorded on the date of the grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123, as amended by SFAS No. 148, Accounting for Stock-Based Compensation--Transition and Disclosure--an amendment of FASB Statement No. 123.

Grants of options under the Plan are accounted for following the APB Opinion No. 25 and related interpretations. Accordingly, no compensation expense has been recognized under the Plan. Had compensation expense been recorded, based on fair values of the awards at the grant date (the method prescribed in SFAS No. 123), reported net income and earnings per share would have been reduced to the pro forma amounts shown in the following table:

                                             2002         2001          2000
                                         --------------------------------------
Net Income                              (in thousands, except per share amounts)
     As reported                         $    4,519   $   16,372    $    9,855
     Pro forma                                4,307       16,115         9,674

Earnings per share, basic and diluted
     As reported, basic                  $     1.20   $     4.35    $     2.62
     As reported, diluted                      1.20         4.34          2.61
     Pro forma, basic                          1.14         4.28          2.57
     Pro forma, diluted                        1.14         4.27          2.57


Earnings per share: Basic income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the year. Diluted income (loss) per share is computed by dividing the income
(loss) by the sum of the weighted average number of common shares outstanding and potential dilutive common shares determined using the treasury stock method. Because the Company reported a net loss from continuing operations in 2002, the diluted income (loss) per share is the same as basic income (loss) per share since including any potentially dilutive securities would be antidilutive to the net loss per share from continuing operations. In 2001 and 2000, all options were dilutive, except for the grants made in 2000. There were no adjustments to net income (loss) in the computation of diluted earnings per share for any of the years presented. The following tables show the computation of basic and diluted earnings per share for 2002, 2001 and 2000:

                                                                   2002        2001       2000
                                                                -------------------------------
Basic income (loss) per share                               (in thousands, except per share amounts)
    Net income (loss) from continuing operations                $(2,893)    $ 9,694     $ 5,091
                                                                -------------------------------
    Weighted average shares outstanding                           3,771       3,761       3,757
                                                                -------------------------------
Basic income (loss) per share - continuing operations           $ (0.77)    $  2.58     $  1.35
                                                                ===============================

Effect of stock options outstanding:
      Weighted average shares outstanding                         3,771       3,761       3,757
      Assumed exercise of options at strike price at
         beginning of year                                           --          52          40
      Assumed repurchase of options under treasury stock
         method                                                      --         (39)        (26)
                                                                -------------------------------
Diluted weighted average shares                                   3,771       3,774       3,771
                                                                -------------------------------
Diluted income (loss) per share - continuing operations         $ (0.77)    $  2.57     $  1.35
                                                                ===============================

Recently Issued Accounting Standards:

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset, which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003. The Company is currently evaluating the effect the new standard may have on its results of operations and financial position, which will be reflected in the Company's filing for the first quarter of 2003.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of carrying amount or fair value less costs of sale. The Company was required to adopt SFAS No. 144 on January 1, 2002. The adoption of SFAS No. 144 resulted in the classification of certain assets as held-for-sale, and the presentation of discontinued operations for all periods presented (Note 2).

In November 2001, the Emerging Issues Task Force (EITF) of the FASB issued EITF 01-9 Accounting for Consideration Given by a Vendor to a Subscriber (Including a Reseller of the Vendor's Products). EITF 01-9 provides guidance on when a sales incentive or other consideration given should be a reduction of revenue or an expense and the timing of such recognition. The guidance provided in EITF 01-9 is effective for financial statements for interim or annual periods beginning after December 15, 2001. The Company occasionally offers rebates to subscribers that purchase wireless handsets in its retail stores. The Company's historical policy regarding the recognition of these rebates in the consolidated statement of operations is a reduction in the revenue recognized on the sale of the wireless handset by an estimate of the amount of rebates expected to be redeemed. The Company's existing policy was in accordance with the guidance set forth in EITF 01-9. Therefore, the adoption of EITF 01-9 by the Company on January 1, 2002 did not have a material impact on the Company's financial statements.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Among other things, this statement rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in APB Opinion No. 30, Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, will now be used to classify those gains and losses. The adoption of SFAS No. 145 by the Company on January 1, 2003 is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 provides new guidance on the recognition of costs associated with exit or disposal activities. The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of commitment to an exit or disposal plan. SFAS No. 146 supercedes previous accounting guidance provided by EITF Issue No. 94-3 Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). EITF Issue No. 94-3 required recognition of costs at the date of commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 by the Company on January 1, 2003 is not expected to have a material impact on the Company's financial position, results of operations or cash flows as the Company has not recorded any significant restructurings in past periods, but the adoption may impact the timing of charges in future periods.

EITF 00-21, Revenue Arrangements with Multiple Deliverables was issued in November 2002. The issue surrounds multiple revenue streams from one transaction with multiple deliverables. The Company has this situation in its PCS operation as it relates to the sales of handsets and providing the related phone service. The Company recognizes the handset sale and providing the ongoing service to the subscriber as two separate transactions. This approach is consistent with the provisions of EITF 00-21, and adoption is not expected to have a material impact on the Company's financial statements.

In December 2002, the FASB issued SFAS No. 148 Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation from the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting, and has adopted the disclosure requirements of SFAS No. 123 and SFAS No. 148.

Reclassifications: Certain amounts reported in the 2001 and 2000 financial statements have been reclassified to conform with the 2002 presentation, with no effect on net income or shareholders' equity.


Note 2.  Discontinued Operations and Subsequent Event

In November 2002, the Company entered into an agreement to sell its 66% General Partner interest in the Virginia 10 RSA Limited Partnership (cellular operation) to Verizon Wireless for $37.0 million. The closing of the sale took place at the close of business on February 28, 2003. The total proceeds received were $38.7 million, including $5.0 million held in escrow, and a $1.7 million adjustment for estimated working capital at the time of closing. There will be a post closing adjustment based on the actual working capital balance as of the closing date. The $5.0 million escrow was established for any contingencies and indemnification issues that may arise during the two year post-closing period. The Company's net after tax gain on the total transaction will be approximately $22 million.

Post closing, the Company will provide transition services to Verizon for a period of approximately three months, with compensation for those services being approximately $40 thousand per month during the transition period.

The assets and liabilities attributable to the cellular operation have been classified as held for sale in the consolidated balance sheets and consist of the following at December 31, 2002, 2001 and 2000:

                                                   2002      2001      2000
                                                  --------------------------
Assets                                                  (in thousands)
    Accounts receivable                           $2,608    $2,759    $2,120
    Other current assets                             309       214       825
    Property, plant and equipment, (net)           2,631     3,272     3,420
                                                  ------    ------    ------
Total assets                                      $5,548    $6,245    $6,365
                                                  ==========================

Liabilities and minority interest
    Accounts payable and accrued expenses         $  381    $  499    $  928
    Deferred revenue and deposits                    161       236       284
    Minority interest                              1,666     1,838     1,715
                                                  ------    ------    ------
Total liabilities and minority interest           $2,208    $2,573    $2,927
                                                  ==========================

The operations of the cellular partnership including the minority interest hav been reclassified as discontinued operations, net of taxes in the consolidated statements of income for all periods presented. Operating results of discontinued operations are summarized as follows:

                                                   2002       2001       2000
                                                 -----------------------------
                                                         (in thousands)
Revenues                                         $20,895    $20,012    $16,053
Operating expenses                                 3,618      4,674      5,244
Other income                                           3         16         53
                                                 -------    -------    -------
Income before minority interest and taxes         17,280     15,354     10,862
Minority interests                                 5,200      4,526      3,079
Taxes                                              4,668      4,150      3,019
                                                 -------    -------    -------
Net income                                       $ 7,412    $ 6,678    $ 4,764
                                                 =============================

Note 3.  Securities and Investments

Available-for-sale securities at December 31 consist of the following:

                                                  Gross       Gross
                                               Unrealized   Unrealized
                                                 Holding     Holding      Fair
                                        Cost      Gains       Losses     Value
                                       ----------------------------------------
                                                   (in thousands)
                 2002
-------------------------------------------------------------------------------
Deutsche Telekom, AG                   $    85    $   20     $    --    $   105
Other                                       73        --          27         46
                                       ----------------------------------------

                                       $   158    $   20     $    27    $   151
                                       ========================================

                 2001
-------------------------------------------------------------------------------
VeriSign, Inc.                         $11,798    $   --     $    --    $11,798
Deutsche Telekom, AG                        85        10          --         95
Other                                       74        58          --        132
                                       ----------------------------------------

                                       $11,957    $   68     $    --    $12,025
                                       ========================================

                 2000
-------------------------------------------------------------------------------
Loral Space and Communications, LTD    $   885    $   --     $   406    $   479
Illuminet Holdings, Inc.                   844     9,783          --     10,627
ITC^DeltaCom, Inc.                         715        --         381        334
Other                                      174       157          --        331
                                       ----------------------------------------

                                       $ 2,618    $9,940     $   787    $11,771
                                       ========================================

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

In 2002, the Company liquidated its holdings of VeriSign, Inc, for proceeds of $2.8 million and a realized loss of $9.0 million. The VeriSign stock was valued at $38 per share at December 31, 2001, and declined over the ensuing months to approximately $6 per share in early July 2002. The Company liquidated all of its holdings in the stock early in the third quarter 2002. The original investment in VeriSign's predecessor companies was approximately $1.0 million. Total proceeds from all sales of stock in VeriSign and its predecessor companies were $8.1 million, or more than eight times the original investment.

There were no gross realized gains on available-for-sale securities included in income in 2002, while there were $17.7 million for 2001, and none in 2000. Gross realized losses included in income in 2002, 2001 and 2000 were $9.0 million, $3.0 million, $0.7 million, respectively.

Changes in the unrealized gains (losses) on available-for-sale securities during the years ended December 31, 2002, 2001, and 2000 reported as a separate component of shareholders' equity are as follows:

                                                                    2002             2001             2000
                                                                  -----------------------------------------
                                                                               (in thousands)
Beginning Balance                                       ..        $    68         $  9,153         $ 27,524
Unrealized holding gains (losses) during the year, net   .            (75)           5,615          (19,118)
Reclassification of recognized (gain) losses
   during the year, net                                                --          (14,700)             747
                                                                  -----------------------------------------
                                                                       (7)              68            9,153
Deferred tax effect related to net unrealized gains                    (3)              26            3,508
                                                                  -----------------------------------------
Ending Balance                                                    $    (4)        $     42         $  5,645
                                                                  =========================================

As of December 31, other investments, comprised of equity securities which do not have readily determinable fair values, consist of the following:

                                                                    2002             2001             2000
                                                                  -----------------------------------------
                                                                               (in thousands)
Cost method:
      Rural Telephone Bank                                            796              796              771
      NECA Services, Inc.                                             500              500              500
      CoBank                                                        1,126              768              411
      Concept Five Technologies                                        --               --              635
      NTC Communications (equity method in 2002)                       --              500               --
      Other                                                           241              254              283
                                                                  -----------------------------------------
                                                                    2,663            2,818            2,600
                                                                  -----------------------------------------

Equity method:
      South Atlantic Venture Fund III L.P.                            263              393              749
      South Atlantic Private Equity Fund IV L.P.                      707              891            1,140
      Dolphin Communications Parallel Fund, L.P.                      273              441              844
      Dolphin Communications Fund II, L.P.                          1,024              518              318
      Burton Partnership                                              988              970            1,000
      NTC Communications (cost method in 2001)                      1,089               --               --
      Virginia Independent Telephone Alliance                         248              400              326
      ValleyNet                                                        17                7               19
                                                                  -----------------------------------------
                                                                    4,609            3,620            4,396
                                                                  -----------------------------------------
                                                                  $ 7,272         $  6,438         $  6,996
                                                                  =========================================

The Company's investment in CoBank increased $358 thousand due to the ongoing patronage earned from the outstanding investment and loan balances the Company has with CoBank. During 2002, the Company invested an additional $760 thousand in NTC Communications. NTC provides telecommunications facilities and services to student housing facilities near college and university campuses. This incremental investment allowed the Company to gain a seat on the NTC Communications Board of Directors. With the additional investment and the Board seat, the Company reclassified its investment in NTC as an equity investment in 2002. Ownership in NTC Communications is approximately 18%. Profits and losses are recorded as adjustments to the carrying balance of the investment and reflect the original investment plus the Company's ratable portion of NTC Communication's profits and losses. For 2002, the Company's allocated portion of losses recorded on the NTC investment was $171 thousand.

In 2002, the Company invested $0.9 million in other equity investments, primarily Dolphin Communications Parallel Fund, LP and Dolphin Communications Fund II, LP. These two investments resulted in losses of approximately $1.0 million. The Company received a distribution from its Virginia Independent Telephone Alliance of $72 thousand and also recorded a loss of $80 thousand for the year. The Company recorded a gain from the ValleyNet partnership of $118 thousand and received distributions of $108 thousand. Other equity investments lost an additional $0.3 million for 2002.

The Company has committed to invest an additional $3.5 million in various equity method investees pursuant to capital calls from the fund managers. It is not practical to estimate the fair value of the other investments due to their limited market and restrictive nature of their transferability.

The Company's ownership interests in Virginia Independent Telephone Alliance and ValleyNet are approximately 22% and 20%, respectively. The Company purchases services from Virginia Independent Telephone Alliance and ValleyNet at rates comparable with other customers. Other equity method investees are investment limited partnerships which are approximately 2% owned each.

Note 4.  Plant in Service

Plant in service consists of the following at December 31:

                                                  Estimated
                                                Useful Lives            2002          2001           2000
                                               -----------------------------------------------------------
                                                                            (in thousands)
Land                                                              $     792      $     775      $     757
Buildings and structures                        15 - 40 years        28,949         20,375         18,878
Cable and wire                                  15 - 50 years        49,495         45,188         41,668
Equipment and software                         5 - 16.6 years       104,833         88,007         55,875
                                                                ------------------------------------------
                                                                  $ 184,069      $ 154,345      $ 117,178
                                                                ==========================================

Note 5.  Long-Term Debt and Revolving Lines of Credit

Total debt consists of the following at December 31:

                                                     Weighted
                                                     Average
                                                  Interest Rate         2002             2001         2000
                                                 -----------------------------------------------------------
                                                                               (in thousands)
Rural Telephone Bank (RTB)             Fixed          6.74%          $  10,645      $   11,428      $11,634
Rural Utilities Service (RUS)          Fixed          4.17%                159             224          295
CoBank (term portion)                  Fixed          7.58%             41,039          44,584       23,637
CoBank multi-year (revolver)         Variable     5.14% - 7.75%             --              --       19,721
RUS Development Loan                              interest free            200             200          200
                                                                   -----------------------------------------
                                                                        52,043          56,436       55,487
Current maturities                                                       4,482           4,387        2,403
                                                                   -----------------------------------------
        Total long-term debt                                         $  47,561      $   52,049      $53,084
                                                                   =========================================

CoBank 1-year revolver               Variable    2.79% - 5.03%       $   3,200      $    6,200      $    --
SunTrust Bank revolver               Variable    2.05% - 2.53%             303              --           --
                                                                   =========================================

The RTB loans are payable $70 thousand monthly and $225 thousand quarterly, including interest. RUS loans are payable $24 thousand monthly, including interest. The RUS and RTB loan facilities have maturities through 2019. The CoBank term facility requires monthly payments of $600 thousand, including interest. The final maturity of the CoBank facility is 2013.

The CoBank revolver is a $20.0 million facility expiring November 1, 2003, with interest due monthly. At December 31, 2002 the balance outstanding was $3.2 million, with $16.8 million available on the facility. The Company is required to pay a commitment fee of 12.5 basis points (annual rate) multiplied by the unused balance of the facility at each month end. The Company will evaluate its capital needs prior to the November 1, 2003 maturity date of the CoBank facility. The SunTrust Bank Revolver is a $2.5 million facility the Company uses to fund short-term liquidity variations due to the timing of customer receipts and vendor payments for services. This facility matures May 31, 2003, and the Company plans to renew this revolver prior to its maturity date, with a facility of similar terms.

The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2002 are as follows:

                         Year               Amount
                         ----            ----------
                                       (in thousands)
                         2003            $    4,482
                         2004                 4,642
                         2005                 4,816
                         2006                 5,006
                         2007                 5,203
                      Later years            27,894
                                         ----------
                                         $   52,043
                                         ==========

Substantially all of the Company's assets serve as collateral for the long-term debt. The long-term debt agreements have certain financial and capital measures that the Company must maintain. These requirements include maintenance of defined working capital levels, restrictions on dividends and capital stock repurchases. The covenants also require the Company to maintain certain levels of debt service coverage to be in compliance with the loan agreements. The Company was in compliance with all financial requirements of the loan agreements as of December 31, 2002.

The estimated fair value of fixed rate debt instruments as of December 31, 2002 and 2001 was $51.1 million and $57.1 million, respectively, determined by discounting the future cash flows of each instrument at rates offered for similar debt instruments of comparable maturities as of the respective year-end dates.

All other financial instruments presented on the consolidated balance sheets approximate fair value. They include cash and cash equivalents, receivables, investments, payables, and accrued liabilities.

Note 6.  Income Taxes

Total income taxes for the years ended December 31, 2002, 2001 and 2000 were allocated as follows:

                                                                  2002         2001       2000
                                                               --------------------------------
                                                                         (in thousands)
Income tax provision (benefit) from continuing operations      $ (2,109)    $  5,811     $2,975
Income taxes on discontinued operations                           4,668        4,150      3,019
Accumulated other comprehensive income for unrealized
   holding gains (losses) on equity securities                      (29)      (3,482)    (6,974)
                                                               --------------------------------
                                                               $  2,530     $  6,479     $ (980)
                                                               ================================

The Company and its subsidiaries file income tax returns in several jurisdictions. The provision for the federal and state income taxes attributable to income (loss) from continuing operations consists of the following components:

                                                    Years Ended December 31,
                                             ----------------------------------
                                                2002         2001         2000
                                             ----------------------------------
                                                       (in thousands)
Current provision (benefit)
               Federal taxes                 $(2,076)      $(2,382)      $2,381
               State taxes                      (212)         (514)         420
                                             ----------------------------------
               Total current provision        (2,288)       (2,896)       2,801
Deferred provision
               Federal taxes                     592         7,330          144
               State taxes                      (413)        1,377           30
                                             ----------------------------------
               Total deferred provision          179         8,707          174
                                             ----------------------------------
   Income tax provision                      $(2,109)      $ 5,811       $2,975
                                             ==================================

A reconciliation of income taxes determined by applying the Federal and state tax rates to income (loss) from continuing operations is as follows:

                                                                   Years Ended December 31,
                                                               --------------------------------
                                                                  2002        2001        2000
                                                               --------------------------------
                                                                        (in thousands)
Computed "expected" tax expense                                $ (1,701)   $  5,271    $  2,742
State income taxes, net of federal tax effect                      (460)        575         153
Other, net                                                           52         (35)         80
                                                               --------------------------------
        Income tax provision                                   $ (2,109)   $  5,811    $  2,975
                                                               ================================

Net deferred tax assets and liabilities consist of the following at December 31:

                                                                  2002        2001        2000
                                                               --------------------------------
Deferred tax assets:                                                    (in thousands)
     Allowance for doubtful accounts                           $    370    $    247    $    124
     Accrued compensation costs                                     181         149         126
     State net operating losses                                   1,425          --          --
     Recognized investment losses including impairments             593          --         658
     Deferred revenues                                              338         179          42
     AMT credits                                                    285          --          --
     Accrued pension costs                                          395         397         367
     Other, net                                                      23          --          59
                                                               --------------------------------
          Total gross deferred tax assets                         3,610         972       1,376
     Less valuation allowance                                       704          --          --
                                                               --------------------------------
          Net deferred tax assets                                 2,906         972       1,376
                                                               --------------------------------
Deferred tax liabilities:
     Plant-in-service                                            17,568      11,313       7,086
     Unrealized gain on investments                                  --          26       3,508
     Gain on investments, net                                        --       4,035          --
                                                               --------------------------------
          Total gross deferred tax liabilities                   17,568      15,374      10,594
                                                               --------------------------------
     Net deferred tax liabilities                              $ 14,662    $ 14,402    $  9,218
                                                               ================================

In assessing the ability to realize deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon generating future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it more likely than not that the Company will realize the benefits of the deductible differences that are not reserved by the valuation allowance, which increased by $704 thousand in 2002. The Company has generated Net Operating Loss
(NOL) carry forwards of approximately $23.5 million from its PCS operations. The carry forwards expire at varying dates beginning in 2005. The Company has provided a valuation allowance to offset a portion of the NOL carry forwards in 2002 totaling $704 thousand.

Note 7.  Significant Contractual Relationship

In 1999, the Company executed a Management Agreement (the Agreement) with Sprint whereby the Company committed to construct and operate a PCS network using CDMA air interface technology, replacing an earlier PCS network based on GSM technology. Under this Agreement, the Company is the exclusive PCS Affiliate of Sprint providing wireless mobility communications network products and services in its territory which extends from Altoona, York and Harrisburg, Pennsylvania, and south along the Interstate 81 corridor through Western Maryland, the panhandle of West Virginia, to Harrisonburg, Virginia. The Company is authorized to use the Sprint brand name in its territory, and operate its network under the Sprint radio spectrum license.

As a PCS Affiliate of Sprint, the Company has the exclusive right to build, own and maintain its portion of Sprint's nationwide PCS network, in the aforementioned areas, to Sprint's specifications. The initial term of the Agreement is for 20 years and is automatically renewable for three 10-year options, unless terminated by either party under provisions outlined in the Agreement.

The wireless market is characterized by significant risks as a result of rapid changes in technology, increasing competition and the cost associated with the build-out and enhancement of Sprint's nationwide digital wireless network. Sprint provides back-office and other services including travel clearing-house functions to the Company. There is no prescribed formula in the agreements with Sprint for the cost of these services and Sprint may adjust these expenses at least annually. These expenses accounted for more than 37% of the PCS operating expenses in 2002 and 39% in 2001. The Company's PCS subsidiary is dependent upon Sprint's ability to execute certain functions such as billing, customer care, collections and other operating activities under the Company's agreements with Sprint. Due to the high degree of integration within many of the Sprint systems, and the Company's dependency on these systems, in many cases it would be difficult for the Company to perform these services in-house or to outsource with another provider. If Sprint was unable to perform any such service, the change could result in increased operating expenses and have an adverse impact on the Company's operating results and cash flow. Additionally, the Company's ability to attract and maintain a sufficient customer base is critical to maintaining a positive cash flow from operations and ultimately profitability for our PCS operation. Changes in technology, increased competition, or economic conditions, individually and/or collectively, could have an adverse effect on the Company's financial position and results of operations.

Sprint retains 8% of all collected service revenue from subscribers with their service home in the Company's territory, and 8% of the roaming revenue generated by non-Sprint wireless subscribers who use the Company's network.

The Company receives and pays travel fees for inter-market usage of the network by Sprint wireless subscribers not homed in a market in which they may use the service. Sprint and its PCS Affiliates pay the Company for the use of its network by their wireless subscribers, while the Company pays Sprint and its PCS Affiliates reciprocal fees for Company subscribers using other segments of the network not operated by the Company. The rates paid on inter-market travel were reduced during 2001 from $0.20 per minute through April 30, 2001, $0.15 through September 30, 2001, and $0.12 through December 31, 2001 to $0.10 per minute as of January 1, 2002. The $0.10 rate was in effect for the full year of 2002, and the 2003 rate was set at $0.058 cents per minute. Travel rates beyond 2003 have yet to be determined.

As part of the Agreement executed in 1999, the Company received $3.9 million from Sprint as an advance payment for the Company's expenditures in building the initial CDMA network. These funds were recorded as a refundable equipment payment to be repaid following the sale of the Company's original GSM PCS network assets. In 2001, the Company sold its GSM network assets for $6.5 million, which equaled the carrying value of the assets. The transaction included the GSM equipment and the radio spectrum licenses for two areas in the western part of Virginia. As a result of the sale of the assets, and per the Agreement, the Company refunded the $3.9 million payment to Sprint in early 2001.


Note 8.  Related Party Transactions

ValleyNet, an equity method investee of the Company, resells capacity on the Company's fiber network under an operating lease agreement. Facility lease revenue from ValleyNet was approximately $3.5 million, $4.1 million, and $3.1 million in 2002, 2001, and 2000, respectively. At December 31, 2002, 2001 and 2000, the Company had accounts receivable from ValleyNet of approximately $0.4 million, $0.4 million and $0.8 million, respectively. The Company's PCS operating subsidiary leases capacity through ValleyNet fiber facilities. Payment for usage of these facilities was $1.2 million in 2002 and 2001,and $0.7 million in 2000.

Note 9.  Retirement Plans

The Company maintains a noncontributory defined benefit pension plan and a separate defined contribution plan. The following table presents the defined benefit plan's funded status and amounts recognized in the Company's consolidated balance sheets.

                                                    2002       2001       2000
                                                  -----------------------------
Change in benefit obligation:                             (in thousands)
  Benefit obligation, beginning                   $ 8,538    $ 6,847    $ 6,004
      Service cost                                    420        313        277
      Interest cost                                   591        507        460
      Actuarial (gain) loss                           252      1,054         95
      Benefits paid                                  (216)      (183)      (160)
      Change in plan provisions                        --         --        171
                                                  -----------------------------
  Benefit obligation, ending                        9,585      8,538      6,847
                                                  -----------------------------
Change in plan assets:
  Fair value of plan assets, beginning              7,375      8,081      7,967
      Actual return on plan assets                   (794)      (523)       274
      Benefits paid                                  (216)      (183)      (160)
      Contributions made                              340         --         --
                                                  -----------------------------
  Fair value of plan assets, ending                 6,705      7,375      8,081
                                                  -----------------------------
Funded status                                      (2,880)    (1,163)     1,234
Unrecognized net (gain) loss                        1,505       (124)    (2,442)
Unrecognized prior service cost                       283        315        346
Unrecognized net transition asset                     (38)       (67)       (96)
                                                  -----------------------------
Accrued benefit cost                              $(1,130)   $(1,039)   $  (958)
                                                  =============================
Components of net periodic benefit costs:
      Service cost                                $   420    $   313    $   277
      Interest cost                                   591        507        460
      Expected return on plan assets                 (582)      (640)      (632)
      Amortization of prior service costs              31         31         21
      Amortization of net gain                         --       (102)      (140)
      Amortization of net transition asset            (29)       (29)       (29)
                                                  -----------------------------
Net periodic benefit cost                         $   431    $    80    $   (43)
                                                  =============================

Weighted average assumptions used by the Company in the determination of pension plan information consisted of the following at December 31:

                                                       2002    2001    2000
                                                       ---------------------
Discount rate                                          6.50%   7.00%   7.50%
Rate of increase in compensation levels                4.50%   5.00%   5.00%
Expected long-term rate of return on plan assets       8.00%   8.00%   8.00%

The Company's matching contributions to the defined contribution plan were approximately $210 thousand, $182 thousand and $162 thousand for the years ended December 31, 2002, 2001 and 2000, respectively.

Note 10.  Stock Incentive Plan

The Company has a shareholder approved Company Stock Incentive Plan (the "Plan"), providing for the grant of incentive compensation to employees in the form of stock options. The Plan authorizes grants of options to purchase up to 240,000 shares of common stock over a ten-year period beginning in 1997. The option price is the current market price at the time of the grant. Grants have been made in which one-half of the options are exercisable on each of the first and second anniversaries of the date of grant, with the options expiring five years after they are granted.

The fair value of each grant is estimated at the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                        2002          2001          2000
                                      -----------------------------------
Dividend rate                          1.52%         1.78%         2.05%
Risk-free interest rate                4.24%         4.31%         6.81%
Expected lives of options            5 years       5 years       5 years
Price volatility                      30.03%        38.29%        52.51%


A summary of the status of the Plan at December 31, 2002, 2001 and 2000 and changes during the years ended on those dates is as follows:

                                               Weighted
                                             Average Grant    Fair Value
                                   Shares   Price Per Share   Per Share
                                   ------------------------------------
Outstanding January 1, 2000        44,057       $20.73

     Granted                       19,191        34.37           15.91
     Cancelled                     (1,160)       28.74
     Exercised                     (3,527)       21.47
                                   ------
Outstanding December 31, 2000      58,561        25.00

     Granted                       19,969        31.58           11.01
     Cancelled                     (3,290)       29.72
     Exercised                     (6,213)       21.43
                                   ------
Outstanding December 31, 2001      69,027        27.01

     Granted                       23,823        35.18            8.15
     Cancelled                     (9,879)       27.90
     Exercised                     (8,119)       22.53
                                   ------
Outstanding December 31, 2002      74,852        29.98
                                   ======

There were 45,829, 41,731 and 31,945 shares exercisable at December 31, 2002, 2001 and 2000, at weighted average exercise prices per share of $27.39, $23.43, and $20.88, respectively. During 2002, the Company issued 2,327 shares of Company stock to employees valued at $100 thousand in recognition of the Company's 100th year anniversary.

The following table summarizes information about stock options outstanding at December 31, 2002:

                Exercise      Shares     Option Life     Shares
                 Prices     Outstanding   Remaining    Exercisable
              ------------------------------------------------------
                $ 20.59        7,814       1 year        7,814
                  19.94       12,965       2 years      12,965
                  34.37       16,062       3 years      16,062
                  31.58       17,976       4 years       8,988
                  35.18       20,035       5 years          --

Note 11.  Major Customers

The Company has several major customers and relationships that are significant sources of revenue. During 2002, the Company's relationship with Sprint continued to increase, due to growth in the PCS business segment. Approximately 57.6% of total revenues in 2002 were generated by or through Sprint and its customers using the Company's portion of Sprint's nationwide PCS network. This was compared to 47.1% in 2001, and 33.4% of total revenue in 2000.


Note 12.  Shareholder Rights

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


Note 13.  Lease Commitments

The Company leases land, buildings and tower space under various non-cancelable agreements, which expire between 2003 and 2007 and require various minimum annual rental payments. The leases generally contain certain renewal options for periods ranging from 5 to 20 years.

Future minimum lease payments under non-cancelable operating leases with initial variable lease terms in excess of one year as of December 31, 2002 are as follows:

                      Year
                     Ending            Amount
                    ------------------------------
                                    (in thousands)
                      2003             $     2,603
                      2004                   2,318
                      2005                   1,863
                      2006                   1,431
                      2007                     987
                                       -----------
                                       $     9,202
                                       ===========

The Company's total rent expense from continuing operations for each of the previous three years was $3.4 million in 2002, $2.4 million in 2001 and $1.1 million in 2000.

As lessor, the Company has leased buildings, tower space and telecommunications equipment to other entities under various non-cancelable agreements, which require various minimum annual payments. The total minimum rental receipts at December 31, 2002 are as follows:

                      Year
                     Ending            Amount
                    ------------------------------
                                    (in thousands)
                      2003             $     2,308
                      2004                   2,217
                      2005                   1,968
                      2006                     911
                      2007                     528
                                       -----------
                                       $     7,932
                                       ===========

Note 14.  Segment Reporting

The Company, as a holding company with various operating subsidiaries, has identified ten reporting segments based on the products and services each provides. Each segment is managed and evaluated separately because of differing technologies and marketing strategies.

The reporting segments and the nature of their activities are as follows:

Shenandoah Telecommunications Company (Holding)     Holding company which
                                                    invests in both affiliated
                                                    and non-affiliated
                                                    companies.

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

Shenandoah Cable Television Company (CATV)          Provides cable television
                                                    service in Shenandoah
                                                    County.

ShenTel Service Company (ShenTel)                   Sells and services
                                                    telecommunications
                                                    equipment, provides online
                                                    information services and
                                                    Internet access to customers
                                                    in the multistate region
                                                    surrounding the Northern
                                                    Shenandoah Valley.

Shenandoah Valley Leasing Company (Leasing)         Finances purchases of
                                                    telecommunications equipment
                                                    to customers of other
                                                    segments.

Shenandoah Mobile Company (Mobile)                  Provides paging services
                                                    throughout the Northern
                                                    Shenandoah Valley, and tower
                                                    rental in the PCS territory.

Shenandoah Long Distance Company (Long Distance)    Provides long distance
                                                    services.

Shenandoah Network Company (Network)                Leases interstate fiber
                                                    optic facilities.

ShenTel Communications Company (Shen Comm)          Provides DSL services as a
                                                    CLEC operation.

Shenandoah Personal Communications Company (PCS)    As a PCS Affiliate of
                                                    Sprint, provides digital
                                                    wireless service to a
                                                    four-state area covering the
                                                    region from Harrisburg and
                                                    Altoona, Pennsylvania, to
                                                    Harrisonburg, Virginia.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Each segment accounts for inter-segment sales and transfers as if the sales or transfers were to outside parties.

Income (loss) recognized from equity method nonaffiliated investees by segment is as follows:

                                                                Consolidated
    Year         Holding         Telephone       Mobile            Totals
  --------------------------------------------------------------------------
                                 (in thousands)
    2002         $  (822)         $    45         $    --         $  (777)
    2001          (1,218)             104              --          (1,114)
    2000             554              126              87             767

Selected financial data for each segment is as follows:

                                                               Holding         Telco          CATV          ShenTel       Leasing
                                                             ---------------------------------------------------------------------
                                                                                         (in thousands)
Operating revenues - external:
      2002                                                   $      --      $  22,461      $   4,341      $   6,312      $      20
      2001                                                          --         21,599          3,792          5,078             25
      2000                                                          --         19,146          3,620          5,017             18
                                                             =====================================================================
Operating revenues - internal:
      2002                                                   $      --      $   2,888      $       5      $     349      $      --
      2001                                                          --          2,532              2            362             --
      2000                                                          --          2,362              2            220             --
                                                             =====================================================================
Depreciation and amortization:
      2002                                                   $     196      $   3,798      $     718      $     414      $      --
      2001                                                         196          3,609          1,354            472             --
      2000                                                         196          3,296          1,009            473             --
                                                             =====================================================================
Operating income (loss):
      2002                                                   $    (555)     $  11,908      $   1,145      $     776      $      11
      2001                                                        (504)        12,321             54            168             10
      2000                                                        (495)        10,336            424            100              6
                                                             =====================================================================
Non-operating income less expenses:
      2002                                                   $   4,966      $    (474)     $     (23)     $     (93)     $       1
      2001                                                       3,804            646           (184)           (36)             1
      2000                                                       1,385          2,209            (14)           (15)             3
                                                             =====================================================================
Interest expense:
      2002                                                   $   3,540      $     662      $     583      $     165      $      --
      2001                                                       2,664          1,428            690            237             --
      2000                                                         503          2,602            705            287             --
                                                             =====================================================================
Income tax expense (benefit) from continuing operations:
      2002                                                   $  (3,363)     $   3,237      $     198      $     191      $       5
      2001                                                       5,117          4,373           (312)           (32)             4
      2000                                                        (374)         3,523           (126)           (76)            (4)
                                                             =====================================================================
Income (loss) from continuing operations:
      2002                                                   $  (5,771)     $   7,536      $     341      $     327      $       8
      2001                                                       8,463          7,167           (509)           (73)             7
      2000                                                        (521)         6,420           (169)          (127)            13
                                                             =====================================================================
Income from discontinued operations, net of taxes:
      2002                                                   $      --      $      72      $       2      $      --      $      --
      2001                                                          --             72              2             --             --
      2000                                                          --             71              2             --             --
                                                             =====================================================================
Net Income (loss)
      2002                                                   $  (5,771)     $   7,608      $     343      $     327      $       8
      2001                                                       8,463          7,239           (507)           (73)             7
      2000                                                        (521)         6,491           (167)          (127)            13
                                                             =====================================================================
Total assets:
      2002                                                   $ 112,765      $  59,554      $  10,961      $   6,255      $     187
      2001                                                     114,280         56,090         11,480          5,373            254
      2000                                                      66,597         78,333         12,193          5,083            300
                                                             =====================================================================

                        Long                        Shen                        Combined     Eliminating    Consolidated
        Mobile        Distance      Network         Comm           PCS           Totals        Entries         Totals
      ----------------------------------------------------------------------------------------------------------------


      $   2,399      $   1,101     $     835     $       20     $  55,468      $  92,957      $      --      $  92,957
          2,112          1,114           963             --        34,021         68,704             --         68,704
          1,018          1,079           635             --        13,893         44,426             --         44,426
      ================================================================================================================

      $   1,661      $     643     $     110     $       --     $      --      $   5,656      $  (5,656)     $      --
            535            679           109             --            --          4,219         (4,219)            --
            892            378           192             --            30          4,076         (4,076)            --
      ================================================================================================================

      $     581      $      --     $     158     $       --     $   8,617      $  14,482      $      --      $  14,482
            527             --           114             --         4,991         11,263             --         11,263
            406             --           148             --         1,231          6,759             --          6,759
      ================================================================================================================

      $   1,224      $     695     $     641     $      (49)    $  (5,294)     $  10,502      $  (1,164)     $   9,338
            (68)           585           823             --        (5,769)         7,620         (1,196)         6,424
           (403)           270           561             --        (4,554)         6,245           (867)         5,378
      ================================================================================================================

      $       5      $       4     $      10     $        8     $     (91)     $   4,313      $  (4,454)     $    (141)
             92              2            --             --            50          4,375         (4,110)           265
             99              2             6             --          (670)         3,005         (2,983)            22
      ================================================================================================================

      $       6      $      --     $      --     $       --     $   3,693      $   8,649      $  (4,454)     $   4,195
             87             --            --             --         3,131          8,237         (4,110)         4,127
             71             --            --             --         1,751          5,919         (2,983)         2,936
      ================================================================================================================

      $     790      $     259     $     249     $      (15)    $  (3,660)     $  (2,109)     $      --      $  (2,109)
           (514)           223           313             --        (3,361)         5,811             --          5,811
          2,418            104           228             --        (2,718)         2,975             --          2,975
      ================================================================================================================

      $    (734)     $     441     $     401     $      (26)    $  (5,416)     $  (2,893)     $      --      $  (2,893)
           (746)           364           511             --        (5,490)         9,694             --          9,694
          3,226            169           339             --        (4,259)         5,091             --          5,091
      ================================================================================================================

      $   7,468      $      --     $      --     $       --     $      --      $   7,542      $    (130)     $   7,412
          6,734             --            --             --            --          6,808           (130)         6,678
          4,820             --            --             --            --          4,893           (129)         4,764
      ================================================================================================================

      $   6,734      $     441     $     401     $      (26)    $  (5,416)     $   4,649      $    (130)     $   4,519
          5,988            364           511             --        (5,490)        16,502           (130)        16,372
          8,046            169           339             --        (4,259)         9,984           (129)         9,855
      ================================================================================================================

      $  17,482      $     343     $   1,084     $      115     $  71,256      $ 280,002      $(115,998)     $ 164,004
         17,981            176         1,109            100        62,661        269,504       (102,132)       167,372
         18,433            238         1,199             --        45,320        227,696        (75,111)       152,585
      ================================================================================================================

Note 15.  Quarterly Results (unaudited)

The following table shows selected quarterly results for the Company. (in thousands except for per share data)

For the year ended December 31, 2002              First          Second           Third         Fourth        Total
                                               ----------------------------------------------------------------------
Revenues                                       $   20,691      $   22,182      $   24,628     $   25,456     $ 92,957
Operating income                                    2,316           2,617           2,371          2,034        9,338
Income (loss) from
Continuing operations                                 370          (3,984)            383            338       (2,893)
Income from Discontinued
   operations, net of taxes                         1,786           1,870           1,841          1,915        7,412
Net income (a)                                 $    2,156      $   (2,114)     $    2,224     $    2,253     $  4,519

Income (loss) per share -
   Continuing operations -diluted              $     0.10      $    (1.05)     $     0.10     $     0.08     $  (0.77)
   Discontinued operations -diluted                  0.47            0.49            0.49           0.52         1.97

Net income per share - basic                   $     0.57           (0.56)     $     0.59     $     0.60     $   1.20
Net income per share - diluted                       0.57           (0.56)           0.59           0.60         1.20

Closing Stock price          High              $    40.11           54.50      $    54.50     $    51.90
                             Low                    33.00           39.38           45.50          43.21

For the year ended December 31, 2001              First          Second           Third         Fourth        Total
                                               ----------------------------------------------------------------------
Revenues                                       $   13,681      $   16,283      $   19,055     $   19,685     $ 68,704
Operating income                                      867           1,318           2,102          2,137        6,424
Income (loss) from
Continuing operations                                (855)            329             270          9,950        9,694
Income from Discontinued
   operations, net of taxes                         1,344           1,667           1,824          1,843        6,678
Net income (b)                                 $      489      $    1,996      $    2,094     $   11,793     $ 16,372

Income (loss) per share -
   Continuing operations -diluted              $    (0.23)     $     0.09      $     0.07     $     2.63     $   2.57
   Discontinued operations -diluted                  0.36            0.44            0.48           0.49         1.77

Net income per share - basic                   $     0.13      $     0.53      $     0.56     $     3.13     $   4.35
Net income per share - diluted                       0.13            0.53            0.55           3.12         4.34

Closing Stock price          High              $    34.50      $    31.50      $    40.03     $    40.90
                             Low                    29.88           28.00           27.50          32.70


(a) Second quarter results of 2002 include the loss of $4.9 million, net of tax effects on the other than temporary write-down of the VeriSign stock.

(b) Fourth quarter results of 2001 include the gain of $12.7 million before taxes on the exchange of the Illuminet stock for VeriSign stock as a result of their merger.

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

General

Shenandoah Telecommunications Company and subsidiaries (the Company) is a diversified telecommunications company providing both regulated and unregulated telecommunications services through its nine wholly owned subsidiaries. These subsidiaries provide local exchange telephone services, wireless personal communications services (PCS), as well as cable television, paging, Internet access, long distance, fiber optics facilities, and leased tower facilities. The Company is the exclusive provider of wireless mobility communications network products and services under the Sprint brand from Harrisonburg, Virginia to Harrisburg, York and Altoona, Pennsylvania. The Company refers to the Hagerstown, Maryland; Martinsburg, West Virginia; and Harrisonburg and Winchester, Virginia markets as its Quad State region. The Company refers to the Altoona, Harrisburg, and York, Pennsylvania markets as its Central Penn region. Competitive local exchange carrier (CLEC) services were established on a limited basis during 2002. In addition, the Company sells and leases equipment, mainly related to services it provides, and also participates in emerging services and technologies by direct investment in non-affiliated companies. Prior to February 28, 2003, the Company was the General Partner of the Virginia 10 RSA Limited Partnership. On February 28, 2003, the Company sold its 66% interest in the partnership for $37.0 million in cash (of which $5.0 million was placed in escrow), and therefore, the consolidated financial statements reflect the previously consolidated partnership operation as discontinued operations for all periods presented.

The Company reports revenues as wireline, wireless and other revenues. These revenue classifications are defined as follows: Wireless revenues are made up of the Personal Communications Company (a PCS Affiliate of Sprint), and the Mobile Company. Wireline revenues include the following subsidiary revenues in the financial results: Telephone Company, Network Company, Cable Television Company, and the Long Distance Company. Other revenues are comprised of the revenues of ShenTel Service Company, the Leasing Company, ShenTel Communications Company and the Holding Company. For additional information on the Company's business segments, see Note 14 to audited consolidated financial statements appearing elsewhere in this report.

Over the past five years the Company has made significant investments in upgrading and adding equipment to provide up-to-date services to its customers in an increasingly dynamic and competitive telecommunications industry. The Company's gross plant investment, inclusive of plant under construction, increased from $88.7 million at year-end 1998 to $189.3 million at the end of 2002. This increase reflects the Company's continuing expansion of its operations from its historical roots in Shenandoah County, Virginia to portions of West Virginia, Maryland and Pennsylvania, principally along the Interstate 81 corridor. Recent expansion has been most extensive in the wireless operations of the business, particularly within the PCS segment. Through this expansion, the Company has completed its initial contractual obligations regarding its territory build-out under its Sprint affiliation.

With the expansion and growth of the Company's wireless businesses through its PCS operations, a smaller percentage of the Company's total revenue has been generated by its wireline operations. In 1998, 76.6% of the Company's total revenue was generated by the wireline operations, while in 2002, those operations contributed only 30.9% of total revenue. This is due to the significant growth in the PCS operation over the last 5 years. The Company continued to expand its PCS operations with additional investments in 2002, activating 31 base stations in the Central Penn region, and activating an additional 22 base stations in the Quad State region. As a result of the Company's continued marketing and sales efforts, the Company experienced continued growth in PCS revenues and customers, and a continued shift in its historical revenue mix. Revenue sources for 2002 were as follows: $57.9 million or 62.3% from wireless revenues, $28.7 million or 30.9% from wireline revenues, and $6.4 million or 6.8% from other revenue.

The Company's strategy is to continue to expand services and geographic coverage areas where it is economically feasible. The expanded market area of the PCS operation increased the Company's covered population from approximately 400 thousand persons in late 1999, to over 1.0 million as of mid-February 2001, and approached 1.6 million as of December 31, 2002. As a PCS Affiliate of Sprint, the Company markets a nationally branded service, which is accessible to all the customers of Sprint and its PCS Affiliates that travel in the Company's network area.

Recent Developments

The Company experienced numerous business challenges in 2002. Market, industry, and regulatory changes had varying degrees of impact on the operating results of the Company. The Company experienced record revenues of nearly $93.0 million, but also had bad debt expenses of nearly $4.4 million, or a 234% increase over the 2001 bad debt expense of $1.3 million.

The bad debt expense was generated in two areas of the Company's operation. The most significant portion of the increase was due to the write-off of revenues from subscribers added through the Clear Pay program, designed to attract credit challenged customers to the PCS service. At the end of 2001, and during the first four months of 2002, Clear Pay was available as a no-deposit service offering, leading to elevated subscriber additions in that time period. However, as the payment history of certain customers materialized, it became clear there was a low probability of being paid for this service. The Clear Pay no-deposit service offering was suspended in mid-April 2002, when a $125 deposit was implemented. The Clear Pay no-deposit program created three significant impacts for the Company in 2002. The first of these is customer counts. Gross subscriber additions for 2002 were 44,229 compared to 35,098 in 2001, a 26.0% increase in gross activations on a year-to-year comparison. Deactivations also changed dramatically, increasing by 14,158 or 148% to 23,752, compared to 9,594 deactivations for 2001. The second impact was in cost of goods sold for the PCS operation, which, due principally to the expense for handsets for additional customers, increased by $2.7 million or 49.3% to $8.3 million. The third area of impact for the PCS operation was bad debt expense. Generally, certain Clear Pay no-deposit customers added prior to mid-April 2002 were deactivated in the second quarter, while the unpaid balances on their account were not charged off until the third quarter of 2002. The lag for the write-off is due to the collections process that an account goes through before it is deemed uncollectible and subsequently written off. This process took approximately 120 days after the subscriber's handset was deactivated.

The second source of the increase in bad debt expense was the bankruptcy filings of several telecommunications companies that were customers of several of our operating subsidiaries. These customers included MCI WorldCom, Global Crossing, and Devon Communications Company. The total bad debt expense charged against operations as a result of these companies' financial difficulties was $0.5 million. Future recoveries, if any, will be recognized as received.

During the most capital-intensive phase of the PCS network build-out, the Company borrowed additional money to cover construction costs as well as operating losses in the PCS subsidiary. During this time, total debt, including current maturities of long-term debt, increased from $29.3 million at the end of 1998, to $62.6 million at the end of 2001. With the initial PCS build-out complete, the Company's capital spending has been reduced, and total debt decreased $7.1 million, to $55.5 million at year-end 2002.

The Company entered into an agreement with Verizon Wireless to sell the Company's 66% ownership interest in the Virginia 10 RSA Limited partnership, of which the Company was the General Partner. The partnership operates an analog cellular network in the six county area of Northwestern Virginia, including Clarke, Frederick, Page, Rappahannock, Shenandoah, and Warren counties, and the city of Winchester. The agreement was executed on November 21, 2002 and the closing occurred on February 28, 2003. The purchase price was $37.0 million plus the Company's 66% share of the partnership's working capital. The Company may use a portion of the after-tax proceeds for the repayment of existing debt and general corporate purposes.

CRITICAL ACCOUNTING POLICIES

The Company relies on the use of estimates and makes assumptions that impact its financial condition and results. These estimates and assumptions are based on historical results and trends as well as the Company's forecasts as to how these might change in the future. Several of the most critical accounting policies that materially impact the Company's results of operations include:

Allowance for Doubtful Accounts

Estimates are used in determining the allowance for doubtful accounts and are based on historical collection and write-off experience, current trends, credit policies, and accounts receivable by aging category. In determining these estimates, the Company compares historical write-offs in relation to the estimated period in which the subscriber was originally billed. The Company also looks at the average length of time that elapses between the original billing date and the date of write-off in determining the adequacy of the allowance for doubtful accounts. From this information, the Company assigns specific amounts to the aging categories. The Company provides an allowance for substantially all receivables over 90 days old.

The allowance for doubtful accounts as of December 31, 2002, 2001 and 2000 were $0.9 million and $0.7 million, and $0.3 million, respectively. If the allowance for doubtful accounts is not adequate, it could have a material adverse affect on our liquidity, financial position and results of operations.

The Company also reviews current trends in the credit quality of its subscriber base and periodically changes its credit policies. As of December 31, 2002, 39% of the Company's PCS subscriber base consisted of sub-prime credit quality subscribers. Sprint manages the accounts receivable function related to all our Sprint wireless customers. The remainder of the Company's receivables are associated with services provided on a more localized basis, and historically there have been only limited losses generated from the localized revenue streams.

Revenue Recognition

The Company recognizes revenues when persuasive evidence of an arrangement exists, services have been rendered or products have been delivered, the price to the buyer is fixed and determinable, and collectibility is reasonably assured. The Company's revenue recognition polices are consistent with the guidance in Staff Accounting Bulletin ("SAB") No. 101, Revenue Recognition in Financial Statements promulgated by the Securities and Exchange Commission.

The Company records equipment revenue from the sale of handsets and accessories to subscribers in its retail stores and to local distributors in its territories upon delivery. The Company does not record equipment revenue on handsets and accessories purchased from national third-party retailers, or directly from Sprint by subscribers in its territories. The Company believes the equipment revenue and related cost of equipment associated with the sale of wireless handsets and accessories is a separate earnings process from the sale of wireless services to subscribers. For competitive market reasons, the Company sells wireless handsets at prices lower than their cost. In certain instances the Company may offer larger handset discounts as an incentive for the customer to agree to a multi-year service contract. The Company also sells wireless handsets to existing customers at a loss, and accounts for these transactions separately from agreements to provide customers wireless service.

The Company's wireless customers generally pay an activation fee to the Company when they initiate service. The Company defers activation fee revenue over the average life of its subscribers, which is estimated to be 30 months. The Company recognizes service revenue from its subscribers as they use the service. The Company provides a reduction of recorded revenue for billing adjustments and the royalty fee of 8% that is retained by Sprint. The Company also reduces recorded revenue for rebates and discounts given to subscribers on wireless handset sales in accordance with Emerging Issues Task Force ("EITF") Issue No. 01-9 Accounting for Consideration Given by a Vendor to a Subscriber (Including a Reseller of the Vendor's Products). The Company participates in the Sprint national and regional distribution programs in which national retailers sell Sprint wireless products and services. In order to facilitate the sale of Sprint wireless products and services, national retailers purchase wireless handsets from Sprint for resale and receive compensation from Sprint for Sprint wireless products and services sold. For industry competitive reasons, Sprint subsidizes the price of these handsets by selling the handsets at a price below cost. Under the Company's agreements with Sprint, when a national retailer sells a handset purchased from Sprint to a subscriber in the Company's territories, the Company is obligated to reimburse Sprint for the handset subsidy. The Company does not receive any revenues from the sale of handsets and accessories by national retailers. The Company classifies these handset subsidy charges as a cost of goods expense.

Sprint retains 8% of collected service revenues from subscribers based in the Company's markets and from non-Sprint subscribers who roam onto the Company's network. The amount of affiliation fees retained by Sprint is recorded as an offset to the revenues recorded. Revenues derived from the sale of handsets and accessories by the Company and from certain roaming services (outbound roaming and roaming revenues from Sprint and its PCS Affiliate subscribers) are not subject to the 8% affiliation fee from Sprint.

The Company defers direct subscriber activation costs when incurred and amortizes these costs using the straight-line method over 30 months, which is the estimated average life of a subscriber. Direct subscriber activation costs also include credit check fees and loyalty welcome call fees charged to the Company by Sprint to operate a subscriber activation center.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company evaluates the recoverability of tax assets generated on a state by state basis from net operating losses apportioned to that state. Management uses a more likely than not threshold to make that determination and has established a valuation allowance against the tax assets, in case they are not recoverable. For 2002, the Company established a valuation allowance of $0.7 million due to the uncertainty of the recoverability of the net operating loss carry-forwards in certain states. Management will evaluate the effective rate of taxes based on apportionment factors, the Company's operating results, and the various state income tax rates. Currently, management anticipates the normalized effective income tax rate to be approximately 40%.

Other

The Company does not have any unrecorded off-balance sheet transactions or arrangements.

Results of Continuing Operations

2002 compared to 2001

Total revenue was $93.0 million in 2002, an increase of $24.3 million or 35.3%. Total revenues included $57.9 million of wireless revenues, an increase of $21.7 million or 60.2%; wireline revenues of $28.7 million, an increase of $1.3 million or 4.6%; and other revenues of $6.4 million, an increase of $1.2 million or 24.5%.

Within wireless revenues, the PCS operation contributed $55.5 million, an increase of $21.4 million, or 63.0%. PCS service revenues were $37.4 million, an increase of $18.3 million or 95.7%. The increased subscriber base, which totaled 67,842 at December 31, 2002, an increase of 20,524 or 43%, compared to 47,318 subscribers at year-end 2001, drove the service revenue growth. The subscriber increase, although lower than the 2001 year, is attributed to the ongoing sales and marketing efforts in the Central Penn market, as well as continued strong demand for services in the Quad State markets. Competition in the wireless industry continues to have a significant impact on the results of the Company's PCS operation. The Company has limited influence on the service offerings, pricing or promotions advertised by Sprint.

PCS travel revenue, which is compensation between Sprint and its PCS Affiliates for use of the other party's network, was $16.5 million, an increase of $2.9 million or 21.3%. Travel revenue is impacted by the geographic size of the Company's network service area, the overall number of Sprint wireless customers, and the travel exchange rate. The rate received on travel was $0.10 per minute in 2002. The rates in 2001 were $0.20 per minute from January 1, 2001 through April 30, 2001; $0.15 through September 30, 2001; $0.12 through December 31, 2001. Sprint set the travel rate for 2003 at $0.058 per minute and it will apply for the full year, with future travel rates yet to be determined.

PCS equipment sales were $1.6 million, an increase of $0.3 million or 19.6%. The equipment sales are net of $0.3 million of rebates and discounts given at the time of sale, which became more pronounced during the year to meet industry competition for subscriber additions and subscriber retention.

In accordance with Sprint's requirements, the Company launched third generation (3G 1X) service in August 2002. 3G 1X is the first of a four-stage migration path that will enable additional voice capacity and increased data speeds for subscribers. The network upgrades completed in 2002 were software changes, channel card upgrades, and some new network elements for packet data. The Company's base stations were outfitted with network card enhancements, thereby allowing the Company to provide 3G 1X service without wholesale change-outs of base stations. 3G 1X is backwards compatible with the existing 2G network, thereby allowing continued use of current customer handsets. The impact of 3G 1X-network enhancements on revenues was not significant in 2002, and the contribution to future revenues cannot be estimated at this time. There are no significant additions to the Company's coverage area planned during 2003, although investments will continue to be made for capacity and service improvements.

Tower leases added $2.1 million to wireless revenues, an increase of $0.4 million or 24.5%. The increase was the result of other wireless carriers executing additional leases to use space on the Company's portfolio of towers. Of the 82 towers and poles owned by the Company as of December 31, 2002, 46 have tower space leased to other carriers.

Wireless revenues from the Company's paging operation were $0.3 million, a decrease of $0.1 million as the local customer base increasingly chose alternative digital wireless services. Paging service subscribers declined by 7.8% in 2002 from 3,190 subscribers to 2,940 subscribers.

Within wireline revenues, the Telephone operation contributed $22.5 million, an increase of $0.9 million, or 4.0%. Telephone access revenues were $10.9 million, an increase of $1.4 million or 14.8%. The growth in access revenues was driven by a 38.4% increase in access minutes of use on the Company's network and an increased percentage of minutes in the intrastate jurisdiction, where rates are higher than the interstate jurisdiction. On January 1, 2002 the Federal subscriber line charge (SLC) for residential customers increased from $3.50 to $5.00 per month. The SLC also increased again on July 1, 2002 to $6.50, and comparable rate increases also impacted business subscribers. Tied to the SLC rate increases were declines in rates charged to interexchange carriers for interstate minutes of use. The 2002 results reflect a significantly larger increase in network usage, which more than offset the decline in rates.

Facility lease revenue contributed $5.7 million to wireline revenues, a decrease of $0.7 million or 9.7%. The decrease was primarily the result of declining lease rates associated with competitive pricing pressure, and the economic downturn in the telecommunications industry. During 2002 the Company completed a second, diverse fiber route to its existing interconnection point in the Dulles airport area of Northern Virginia. This fiber route provides increased reliability for customers in the event of fiber cuts or breaks, and extends the availability of the Company's fiber network to additional market locations.

Billing and collection services contributed $0.4 million to wireline revenues, which was the same as 2001 results. Revenues from this service had declined in recent years, with inter-exchange carriers now issuing a greater proportion of their bills directly to their customers.

Wireline revenues from cable television services were $4.3 million, an increase of $0.5 million or 14.5%. In December 2001, the Company increased its basic service charge by $6.00 per month, which produced $0.3 million of the increase in cable television revenue. The remaining $0.2 million was generated by an increased penetration of digital services and increased pay per view sales.

Within other revenues, Internet and 511Virginia service revenues were $5.1 million in 2002, an increase of $1.2 million or 30.6%. The Company had 18,696 Internet subscribers at December 31, 2002 compared to 17,423 at the end of the previous year. Total Internet service revenue was $4.2 million, an increase of $0.6 million or 14.7%. Services provided to the 511Virginia program contributed $0.9 million to other revenues, an increase of $0.6 million or 220%. Telecommunications equipment sales, services and lease revenues were $1.2 million, which reflects only a nominal increase over 2001 results.

Total operating expenses were $83.6 million, an increase of $21.3 million or 34.3%. The continued growth in the PCS operation was principally responsible for the change.

Cost of goods and services was $10.5 million, an increase of $3.1 million or 41.8%. The PCS cost of goods sold was $8.3 million, an increase of $2.7 million or 49.3%. This change is due primarily to higher volumes of handsets sold through Company owned stores and PCS handset subsidies paid to third-party retailers. As the PCS operation matures, the proportion of cost of goods sold for handset sales to existing customers is expected to increase. The cable television programming (cost of service) expense was $1.4 million, an increase of $0.1 million or 5.3%. The cost of goods sold for telecommunications system equipment was $0.5 million, an increase of $0.1 million or 18.2%, while other cost of goods sold increased by $0.2 million.

Network operating costs were $32.5 million, an increase of $5.8 million or 21.5%. Line and switching costs were $9.7 million, an increase of $2.6 million or 37.4%, due principally to the impact of the expanded PCS network. Travel expense, generated by the Company's PCS subscribers' use of minutes on other providers' portions of the Sprint wireless network, was $10.7 million, an increase of $0.9 million or 8.4%, the growth in usage more than offset the travel rate decrease mentioned above in travel revenue. Due in large part to operation and maintenance of the additional plant placed in service in recent years, plant specific costs were $9.6 million, an increase of $2.3 million or 30.7%. Tower, building, and land rentals, as well as PCS equipment maintenance, were major contributors to the plant specific expense growth. Other network costs such as power, network administration, and engineering, were $2.7 million, the same as in 2001.

Depreciation and amortization expense was $14.5 million, an increase of $3.2 million or 28.6%. The PCS operation had depreciation expense of $8.6 million, an increase of $3.6 million or 72.7%. The PCS operation added 53 additional base stations during 2002, to contribute to the higher depreciation expense in 2002. There was no amortization of goodwill in 2002, compared to $360 thousand expensed in 2001.

Selling, general and administrative expenses were $26.1 million, growing $9.3 million or 55.0%. Customer support costs were $7.8 million, an increase of $2.8 million or 55.3%. The growth in Sprint wireless subscribers is primarily responsible for this change. Advertising expense was $4.3 million, an increase of $1.5 million or 55.8%. The change is primarily attributed to the ongoing marketing efforts in support of the PCS operations in both the Quad State and Central Penn markets. PCS sales staff expenses were $2.7 million, an increase of $0.7 million or 32.7%. The increase was principally due to the full year operations of the three retail locations and the additional staff added during 2001.

Historically, the bad debt risk in wireline operations was with individual customers, or on a rare occasion, a small interexchange carrier. Bad debt expense reached $4.4 million, increasing $3.1 million or 234%. The Company experienced significant losses related to the Sprint Clear Pay program, as a result of credit challenged subscribers being sold subscriptions without a deposit. Many of these subscribers never paid their bills, and therefore increased the bad debt in the PCS operation. During the final quarter of 2002, there was some indication that the mid-year steps taken to reduce the churn and bad debt expense associated with high credit risk subscribers were beginning to take effect. Total bad debt for the PCS operation was $3.7 million compared to $1.2 million last year. The Company experienced additional bad debt expense of $0.5 million, primarily associated with the WorldCom, Global Crossing and Devon Communications bankruptcy filings in 2002.

Operating income grew to $9.3 million, an increase of $2.9 million or 45.4%. Revenue growth, primarily in the PCS operation, was greater than the increase in operating expense, and the overall operating margin was 10.0%, compared to 9.4% in 2001. The elevated bad debt expense in the PCS and telephone operations had a dampening effect on the operating margin improvement.

Other income (expense) is comprised of non-operating income and expenses, interest expense and gain or loss on investments. Collectively, the net impact of these items to pre-tax income was an expense of $14.3 million for 2002, compared to income of $9.1 million from 2001. The largest component was the loss on investments that is discussed below.

Interest expense was $4.2 million, an increase of $0.1 million or 1.4%. The Company's average debt outstanding was approximately the same during the year as compared to the previous year. Long-term debt (inclusive of current maturities), was $52.0 million at year-end 2002, versus $56.4 million at year-end 2001.

Net losses on investments were $10.0 million, compared to a gain of $12.9 million from 2001. Results in 2002 include the sale of the VeriSign, Inc. stock for a loss of $9.0 million compared to a gain of $12.7 million in 2001, as further described in Note 3 to the financial statements.

Non-operating income was a loss of $0.1 million, an decrease of $0.3 million, primarily due to losses recorded for the Company's portfolio of investments, offset by an increase in patronage equity earned from CoBank, the Company's primary lender.

Income (loss) from continuing operations before taxes was a $5.0 million loss compared to a profit of $15.5 million in 2001, a decrease of $20.5 million. Gains and losses on external investments contributed $21.7 million to this change from 2002 to 2001.

The Company recognized an income tax benefit of $2.1 million in 2002, which is an effective tax rate of 42.2% due to the impact of net operating loss carry forwards generated in several states with higher tax rates, offset somewhat by the need for a valuation allowance. The Company currently operates in four states. Due to apportionment rules and where the Company's profits and losses are generated, the Company is generating profits in states with lower tax rates, while generating losses in states with higher tax rates. The Company cautions readers that the current effective tax rate may not be the same rate at which tax benefits or tax expenses are recorded in the future. The Company's state apportionments, profits and losses and state tax rates may change, therefore changing the effective rate at which taxes are provided for or at which tax benfits accrue. In the near term, under existing operating results and current tax rates, the Company anticipates a normalized effective tax rate will be approximately 40%.

Net loss from continuing operations was $2.9 million, a decrease of $12.6 million from 2001. The results are primarily made up of the one-time impact of the losses on the sale of the VeriSign stock and the improvement in operating income.

Income from discontinued operations was $7.4 million after taxes, an increase of $0.7 million or 11%. Increased revenues from use of our cellular network by customers of other wireless providers were the main cause for the increase in net income.

Net income was $4.5 million, a decrease of $11.9 million or 72.4%. The decrease is primarily the result of the $21.7 million decline in investment results due to the impact of the VeriSign gain recorded in 2001, and the loss on the sale of the VeriSign stock in 2002.

Continuing Operations

2001 Compared to 2000

Total revenue was $68.7 million in 2001, an increase of $24.3 million or 54.6%. Total revenues included $36.1 million of wireless revenues, an increase of $21.2 million or 142%; wireline revenues of $27.5 million, an increase of $3.0 million or 12.2%; and other revenues of $5.1 million, an increase of $0.1 million or 1.4%.

Within wireless revenues, the PCS operation contributed $34.0 million, an increase of $20.1 million. PCS service revenues were $19.1 million, an increase of $10.1 million or 113%. The increased subscriber base, which totaled 47,318 at December 31, 2001, increased 25,504, or 117%, compared to 21,814 subscribers at year-end 2000. The subscriber increase is attributed to expanded sales and marketing efforts starting with the February 2001 launch of the Central Penn market, as well as continued strong demand for services in the Quad State markets.

PCS travel revenue, which is compensation between Sprint and its PCS Affiliates for use of the other party's network, was $13.6 million, an increase of $9.5 million or 232%. The PCS operation service area increased substantially with the February 2001 launch of the Central Penn markets and continued enhancements to the Quad State markets. The rates received on travel have been reduced, from $0.20 per minute through April 30, 2001; $0.15 through September 30, 2001; $0.12 through December 31, 2001. Sprint set the rate at $0.10 per minute for the full year of 2002.

PCS equipment sales were $1.4 million, an increase of $0.5 million or 64.9%. Three additional retail stores were opened in the Central Penn region, and the overall sales force was increased in size during the year.

Tower leases added $1.7 million to wireless revenues, an increase of $1.2 million or 228%. The increase was a result of other wireless carriers executing additional leases to use space on the Company's portfolio of towers. Of the 70 towers owned by the Company in 2001, 41 had space leased to other carriers.

Wireless revenues from the Company's paging operation were $0.4 million, a decrease of $0.1 million as the local customer base increasingly chose competing digital wireless services. Paging service subscribers declined by 33.3% in 2001.

Within wireline revenues, the Telephone Company contributed $21.6 million, an increase of $2.5 million, or 12.8%. Telephone access revenues were $9.5 million, an increase of $1.3 million or 15.6%. The growth in access revenues was driven by a 7.4% increase in access minutes of use on the Company's network and an increased percentage of minutes in the intrastate jurisdiction, where rates are higher than the interstate jurisdiction.

Facility lease revenue contributed $6.6 million to wireline revenues, an increase of $1.4 million or 27.2%. The growth was attributable to higher demand for network facilities.

Billing and collection services contributed $0.4 million to wireline revenues, a decrease of $0.1 million or 23.2%. Revenues from this source declined, due to inter-exchange carriers issuing a greater proportion of their bills directly to their customers.

Wireline revenues from cable television service were $3.8 million, an increase of $0.2 million or 4.8%. During 2001 there was an increased penetration of digital services and increased pay per view sales. The Company enacted a basic service rate increase effective in December 2001.

Within other revenues, Internet service revenues were $3.9 million, an increase of $0.9 million or 28.3%. The Company had 17,423 Internet subscribers at December 31, 2001 compared to 14,900 at the end of the previous year. Services provided to the 511Virginia program contributed $0.3 million to other revenues, an increase of $0.2 million. Telecommunications equipment sales revenues were $0.6 million, a decrease of $0.8 million, or 54.1%, due to decreased sales of larger telecommunications systems and equipment.

Total operating expenses were $62.3 million, an increase of $23.2 million or 59.5%. The expansion of the PCS operation was principally responsible for the change.

Cost of goods and services was $7.4 million, an increase of $1.6 million or 28.7%. The PCS cost of goods sold was $5.5 million, an increase of $2.1 million or 63.2%. This change is due primarily to higher volumes of handsets sold through Company owned stores and PCS handset subsidies and commissions paid to third-party retailers. The cable television programming (cost of service) expense was $1.3 million, an increase of $0.2 million or 13.4%. The cost of goods sold for telecommunications system equipment was $0.4 million, a decline of $0.7 million or 61.1%, while other cost of goods sold remained the same compared to 2000.

Network operating costs were $26.8 million, an increase of $11.8 million or 78.6%. Line and switching costs were $7.1 million, an increase of $3.4 million or 95.0%, due principally to the expanded PCS network. Travel expense, generated by the Company's PCS subscribers' use of minutes on other providers' portions of the Sprint wireless network, was $9.9 million, an increase of $6.1 million or 159%. Rates for travel expense are the same as those for travel revenue. Due in large part to operation and maintenance of the additional plant placed in service in recent years, plant specific costs were $9.8 million, an increase of $2.4 million or 32.1%. Tower, building, and land rentals; power; network administration; engineering; and, PCS equipment maintenance were major contributors to the plant specific expense growth.

Depreciation and amortization expense was $11.3 million, an increase of $4.4 million or 63.8%. The PCS operation had depreciation expense of $5.0 million, an increase of $3.6 million or 270%. The PCS switch was placed in service in February 2001, and 126 additional PCS base stations were activated and three retail stores were opened during the year. Amortization expense in the cable television operation was $0.7 million, an increase of $0.3 million due to additional amortization on certain intangible assets.

Selling, general and administrative expenses were $16.9 million, growing $5.3 million or 45.8%. Customer support costs were $5.0 million, an increase of $1.2 million or 31.3%. The growth in Sprint wireless subscribers is primarily responsible for this change. Advertising expense was $2.8 million, an increase of $1.9 million or 217%. The change is primarily attributed to the increased marketing efforts in support of the launch of the Harrisburg and York, Pennsylvania PCS markets. PCS sales staff expenses were $2.1 million, an increase of $1.3 million or 157%. The increase was principally due to the opening of three retail locations and the additional staff to support the expanded market area. An additional expense category related to the growth in PCS subscribers is bad debt expense, which reached $1.3 million, increasing $0.6 million or 81.8%. Other sales and administrative costs increased $0.3 million over 2000 year levels.

Operating income grew to $6.4 million, an increase of $1.0 million or 19.5%. Increased revenues, primarily in the wireless operation, were greater than the increase in operating expenses, although the overall operating margin declined to 9.4%, compared to 12.1% in 2000. Costs incurred were incrementally higher than the growth in revenues, as many of the additional costs were fixed costs, associated with the marked expansion of the PCS network in 2001.

Other income (expense) is comprised of non-operating income and expenses, interest expense and gain or loss on investments. Collectively, the net contribution of these items to pre-tax income was $9.1 million, an increase of $6.4 million or 238%. The largest component was a non-cash gain on investments that is discussed below.

Interest expense was $4.1 million, an increase of $1.2 million or 40.6%. The Company's average debt outstanding was greater during the year as compared to the previous year. Long-term debt (inclusive of current maturities), was $56.4 million at year-end 2001, versus $55.5 million at year-end 2000, although the average debt was significantly higher in 2001.

Net gain on investments was $12.9 million, an increase of $7.3 million or 131%. Results include the $12.7 million non-cash gain recognized as a result of the merger between Illuminet Holdings, Inc. (Illuminet) and VeriSign, Inc. (VeriSign). Additionally, the Company realized net gains on the sales of other investments of $3.9 million, including the sale of 130,000 shares of Illuminet stock sold prior to the acquisition of Illuminet by VeriSign. The Company also recognized impairment losses of $2.4 million on available-for-sale securities, and partnership investments incurred losses totaling $1.2 million, during 2001.

Non-operating income was $0.3 million, an increase of $0.3 million, primarily due to an increase in patronage equity earned from CoBank, the Company's primary lender.

Income before taxes was $15.5 million, an increase of $7.4 million or 92.2%. The Company recognized income tax expense at an effective rate of approximately 36.9% for continuing operations.

Income from continuing operations was $9.7 million, an increase of $4.6 million or 90.4%. The increase is primarily made up of the one-time impact of the non-cash gain on the exchange of the Illuminet stock, and the improved financial performance of the overall operation.

Income from discontinued operations was $6.7 million after taxes in 2001, an increase of $1.9 million or 40.2% over 2000 results. Higher revenue from other provider's customers increased the net income after minority interest and taxes.

Net income increased $6.5 million or 66.1%. This increase was primarily the result of the gain on the VeriSign stock and improved results in discontinued operations compared to 2000.

Discontinued Operations

The Company invested $2.0 million in the Virginia 10 RSA limited partnership in the early 1990's. After peaking in early 2000, at nearly 12,000 subscribers, the customer base declined to 6,700 at December 31, 2002. The decline was the result of competition with digital technologies and the benefits of national carriers rolling out service in the coverage area. As a result of this decline in the subscriber base, and the need for extensive capital expenditures to transform the analog network into a digital cellular network, the Company elected to sell its 66% interest in the partnership to one of the minority partners. The VA 10 Partnership had $20.9 million in revenues in 2002, compared to $20.0 million in 2001 and $16.1 million in 2000. The Company's portion of the net income after the minority interest and the tax effect for each of the preceding three years was $7.4 million, $6.7 million and $4.8 million.

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

During 2002, the Company sold all of the shares of VeriSign, Inc. for $2.8 million, and recorded a loss before taxes of $9.0 million on the sale. This transaction reduced the available for sale investments reflected on the balance sheet compared to last year. The fair value of the Company's available-for-sale securities was $0.2 million at the end of 2002, compared to $12.0 million at the end of 2001. The Company's available-for-sale portfolio at December 31, 2002 is made up of three investments, two of which are within the telecommunications industry. Due to the volatility of the securities markets, particularly in the telecommunications industry, there is uncertainty about the ultimate value the Company will realize with respect to these investments in the future.

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

As part of the original agreements with Sprint, in late 1999 the Company received a refundable equipment payment of $3.9 million in cash from Sprint. The payment was to provide liquidity during the construction of the CDMA network while the Company attempted to sell its GSM equipment, and to cover the shortfall in the event a sale was made at less than net book value. As a result of the sale of the GSM equipment in January 2001, the Company repaid the refundable equipment payment to Sprint, as required by the agreement.

The Company entered into an agreement with a third party to act as the Company's agent in a like-kind exchange in the sale of the Company's GSM PCS network equipment and the purchase of new CDMA PCS equipment. This transaction was completed in 2001, and allowed the Company to defer the tax impact.


Financial Condition Liquidity and Capital Resources

The Company has four principal sources of funds available to meet the financing needs of its operations, capital projects, debt service and potential dividends. These sources include cash flows from operations, two revolving credit facilities both of which mature in 2003, and investments, which can be liquidated. Management routinely considers these alternatives to determine what mix of the external sources is best suited for the long-term benefit of the Company.

Management anticipates its operations will generate similar operating cash flows in 2003, compared to those of continuing operations in 2002, although there are items outside the control of the Company that could have an adverse impact on cash flows. Outside factors that could adversely impact operating cash flow results include, but are not limited to; changes in overall economic conditions, regulatory requirements, changes in technologies, availability of labor resources and capital, and other conditions. The PCS subsidiary's operations are dependent upon Sprint's ability to execute certain functions such as billing, customer care, collections and other operating activities under the Company's agreements with Sprint. Additionally, the Company's ability to attract and maintain a sufficient customer base is critical to maintaining a positive cash flow from operations. These items individually and/or collectively could impact the Company's results.

Capital expenditures budgeted for 2003 total approximately $19.4 million, including approximately $9.5 million for additional base stations, additional towers, and switch upgrades to enhance the PCS network. Improvements and replacements of approximately $6.4 million are planned for the telephone operation. The Company also budgeted $1.4 million for a diverse fiber route to support the northern portion of its fiber network. The remaining $2.1 million covers building renovations, vehicles, office equipment, and other miscellaneous capital needs.

The largest source of external funding is the $20.0 million revolving line of credit with CoBank, with the option to term out the amount on the revolving line of credit. There was $3.2 million outstanding as of December 31, 2002, at an interest rate of approximately 3.2% as of that date. This facility expires on November 1, 2003. Management will review the Company's capital needs prior to the maturity of the facility to determine the appropriate debt facility needed for the future. The CoBank revolving credit facility and the term debt with CoBank have three financial covenants tied to the facilities. These are measured based on a trailing 12-month basis and are calculated on continuing operations. The first of the covenants is the total leverage ratio, which is total debt to operating cash flow. This ratio must remain below 3.5, and as of December 31, 2002 it was 2.4. The second measure is equity to total assets, which must be 35% or higher. At December 31, 2002 the ratio was 46.7%. The third measure is the debt service coverage ratio, which is operating cash flow to scheduled debt service which must exceed 2.0. At December 31, 2002 this measure was 2.6. Management believes the Company will meet these covenant measures for the coming year.

Another external source of funding is the $2.5 million unsecured, variable rate revolving line of credit with SunTrust Bank. The terms of this agreement limit the outstanding balances on the CoBank and SunTrust revolving lines to a combined $20 million at any one time. The facility expires May 31, 2003. Management anticipates renewing this facility with SunTrust Bank under similar terms and conditions. The Company uses this facility as a source of short-term liquidity in its daily cash management operations. At December 31, 2002 the outstanding balance was $0.3 million at an interest rate of 2.1%.

Subsequent to year-end, the Company generated enough cash from operations to pay off its outstanding revolving balances with CoBank and SunTrust Banks by mid-February. Additionally, with the closing of the sale of the VA 10 Limited Partnership transaction, the Company received proceeds of approximately $33.7 million, excluding $5.0 million placed in escrow, before the quarterly tax payments are due. Management is evaluating alternatives for the most beneficial use of the cash in light of its long-term strategies.

The Company expects to generate adequate capital to fund the capital projects, debt payments, and potential dividend payments through operating cash flow, existing financing facilities and the anticipated financing facilities discussed previously. Additionally, the Company may, at its election, liquidate some of its investments to generate additional cash for its capital needs as market conditions allow.

Recently Issued Accounting Standards

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset, which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003. The Company is currently evaluating the effect the new standard may have on its results of operations and financial position, which will be reflected in the Company's filing for the first quarter of 2003.

In November 2001, the Emerging Issues Task Force (EITF) of the FASB issued EITF 01-9 Accounting for Consideration Given by a Vendor to a Subscriber (Including a Reseller of the Vendor's Products). EITF 01-9 provides guidance on when a sales incentive or other consideration given should be a reduction of revenue or an expense and the timing of such recognition. The guidance provided in EITF 01-9 is effective for financial statements for interim or annual periods beginning after December 15, 2001. The Company occasionally offers rebates to subscribers that purchase wireless handsets in its retail stores. The Company's historical policy regarding the recognition of these rebates in the consolidated statement of operations is a reduction in the revenue recognized on the sale of the wireless handset by an estimate of the amount of rebates expected to be redeemed. The Company's existing policy was in accordance with the guidance set forth in EITF 01-9. Therefore, the adoption of EITF 01-9 by the Company on January 1, 2002 did not have a material impact on the Company's financial statements.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Among other things, this statement rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in APB Opinion No. 30, Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, will now be used to classify those gains and losses. The adoption of SFAS No. 145 by the Company on January 1, 2003 is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 provides new guidance on the recognition of costs associated with exit or disposal activities. The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of commitment to an exit or disposal plan. SFAS No. 146 supercedes previous accounting guidance provided by EITF Issue No. 94-3 Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). EITF Issue No. 94-3 required recognition of costs at the date of commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 by the Company on January 1, 2003 is not expected to have a material impact on the Company's financial position, results of operations or cash flows as the Company has not recorded any significant restructurings in past periods, but the adoption may impact the timing of charges in future periods.

EITF 00-21, Revenue Arrangements with Multiple Deliverables was issued in November 2002. The issue surrounds multiple revenue streams from one transaction with multiple deliverables. The Company has this situation in its PCS operation as it relates to the sales of handsets and providing the related phone service. The Company recognizes the handset sale and providing the ongoing service to the subscriber as two separate transactions. This approach is consistent with the provisions of EITF 00-21, and adoption is not expected to have a material impact on the Company's financial statements.

In December 2002, the FASB issued SFAS No. 148 Accounting for Stock-Based Compensation--Transition and Disclosure--an amendment of FASB Statement No. 123. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation from the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting, and has adopted the disclosure requirements of SFAS No. 123 and SFAS No. 148.

Other Commitments, Contingencies and Risks

The Company is one of ten PCS Affiliates of Sprint, and accordingly, is impacted by decisions and requirements adopted by Sprint in regard to its wireless operation. As part of the national roll-out of 3G by Sprint in August 2002, the Company was required to make upgrades to its network. These commitments were reflected in the capital spending in 2002. Management continually reviews its relationship with Sprint as new developments and requirements are added. Note 7 to the accompanying consolidated financial statements contains a detailed description of the significant contractual relationship.

In certain aspects of its relationship with Sprint, the Company, at times, disagrees with the applicability of, or calculation approach and accuracy of, Sprint supplied revenues and expenses. It is the Company's policy to reflect the information supplied by Sprint in the financial statements in the respective periods. Corrections, if any, are made no earlier than the period in which the parties agree to the corrections.

Market Risk

The Company's market risks relate primarily to changes in interest rates on instruments held for other than trading purposes. Our interest rate risk involves two components. The first component is outstanding debt with variable rates. As of December 31, 2002, the balance of the Company's variable rate debt was $3.5 million, primarily made up of a $3.2 million balance on the revolving note payable to CoBank, which matures November 1, 2003. The rate of this note is based upon the lender's cost of funds. The Company also has a variable rate line of credit totaling $2.5 million with SunTrust Banks, with $0.3 million outstanding at December 31, 2002. The Company's remaining debt has fixed rates through its maturity. A 10.0% decline in interest rates would increase the fair value of the fixed rate debt by approximately $1.6 million, while the current fair value of the fixed rate debt is approximately $51.1 million.

The second component of interest rate risk is temporary excess cash, primarily invested in overnight repurchase agreements and short-term certificates of deposit. Available cash will be used to repay existing and anticipated new debt obligations, maintaining and upgrading capital equipment, ongoing operations expenses, investment opportunities in new and emerging technologies, and potential dividends to the Company's shareholders. With the Company's sale of its cellular partnership interest and the proceeds from the sale, interest rate risk for its excess cash has increased. Due to the recent date of the transaction, the cash is currently in short-term investment vehicles that have limited interest rate risk. Management is evaluating the most beneficial use of the cash from this transaction.

Management does not view market risk as having a significant impact on the Company's results of operations, although adverse results could be generated if interest rates were to escalate markedly. Since the Company liquidated its significant investments in stock during 2002, currently there is limited risk related to the Company's available for sale securities. General economic conditions impacted by regulatory changes, competition or other external influences may play a higher risk to the Company's overall results.

         Selected Statistics

      OPERATING STATISTICS

                                                                       Three Month Period Ended
      (unaudited)                                        Dec 31,     Sep 30,     Jun 30,     Mar 31,     Dec 31,
                                                          2002        2002        2002        2002        2001
                                                         ------------------------------------------------------
      Telephone Access Lines                             24,879      24,933      24,859      24,751      24,704
      CATV Subscribers                                    8,677       8,707       8,729       8,740       8,770
      Internet Subscribers                               18,696      18,559      18,300      18,083      17,423
      Digital PCS Subscribers                            67,842      62,434      59,962      56,624      47,318
      Paging Subscribers                                  2,940       3,002       3,071       3,136       3,190
      Long Distance Customers                             9,310       9,338       9,316       9,341       9,159
      DSL Subscribers                                       646         537         434         341         288
      Fiber Route Miles                                     549         543         543         524         485
      Total Fiber Miles                                  28,403      28,243      28,243      26,804      23,893
      Long Distance Calls (000) (Note 1)                  5,969       6,138       5,949       5,431       5,561
      Switched Access Minutes (000) (Note 1)             46,627      46,525      42,816      38,398      33,067
      CDMA Base Stations (sites)                            237         231         220         207         184
      Towers (over 100 foot)                                 72          72          72          65          61
      Towers (100 foot or less)                              10          10          10          10          10
      PCS Market POPS (000)                               2,048       2,048       2,048       2,048       2,048
      PCS Covered POPS (000)                              1,555       1,555       1,512       1,455       1,395

      (see Note 2 for definition of following terms)
      PCS ARPU (excluding travel)                        $51.38      $53.58      $49.93      $50.49      $49.71
      PCS Travel Revenue per Subscriber                  $31.21      $31.90      $26.56      $21.91      $35.01
      PCS Average Management Fee per Subscriber          $ 4.64      $ 4.29      $ 3.99      $ 4.04      $ 3.98
      PCS Ave monthly churn %                              3.40%       4.00%       3.21%       2.84%       2.92%
      PCS CPGA                                          $390.66     $344.77     $281.79     $235.40     $228.22
      PCS CCPU                                           $53.52      $53.93      $48.26      $46.45      $54.50

(1) - Originated by customers of the Company's Telephone subsidiary.

(2) - POPS is the estimated population of people in a given geographic area. Market POPS are those within a market area, and Covered POPS are those covered by the network's service area. ARPU is Average Revenue Per User, before travel, roaming revenue, and management fee, net of adjustments divided by average subscribers. PCS Travel revenue includes roamer revenue and is divided by average subscribers. PCS Average management fee per subscriber is 8 % of collected revenue paid to Sprint, excluding travel revenue. PCS Ave Monthly Churn is the average of three monthly calculations of deactivations (excluding returns less than 30 days) divided by beginning of period subscribers. CPGA is Cost Per Gross Add and includes selling costs, product costs, and advertising costs. CCPU is Cash Cost Per User, and includes network, customer care and other costs.

         PLANT FACILITY STATISTICS                             Telephone    CATV

         Route Miles                                            2,107.6    525.1
         Customers Per Route Mile                                  11.8     16.5
         Miles of Distribution Wire                               577.7       --
         Telephone Poles                                          7,742       30
         Miles of Aerial Copper Cable                             343.4    162.2
         Miles of Buried Copper Cable                           1,475.2    327.5
         Miles of Underground Copper Cable                         39.1      1.9
         Intertoll Circuits to Interexchange Carriers             1,596       --
         Special Service Circuits to Interexchange Carriers         266       --